SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

1.	an announcement regarding major transaction and discloseable transaction of China Petroleum & Chemical Corporation (the “Registrant”);

2	a copy of notice of extraordinary general meeting of the Registrant; and

3.	an announcement regarding resignation of senior vice president of the Registrant;

Each made by the Registrant on August 13, 2020.

Document 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for delivery to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

MAJOR TRANSACTION AND DISCLOSEABLE TRANSACTION
DISPOSAL OF ASSETS AND EXTERNAL INVESTMENT
AND
NOTICE OF EXTRAORDINARY GENERAL MEETING

Joint Financial Advisers to the Company

A letter from the Board is set out on pages 5 to 39 of this circular.

Sinopec Corp. will hold the EGM at Crowne Plaza Beijing Chaoyang U-Town, No.3 Sanfeng North Area, Chaoyang District, Beijing on Monday, 28 September 2020 at 9 a.m., and the notice of EGM is set out in the circular. A form of proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, you are requested to complete and return the relevant form of proxy enclosed herewith in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding the EGM (i.e. before 9 a.m. on 27 September 2020). Completion and return of the form of proxy shall not preclude you from attending and voting in person at the EGM or at any adjourned meeting thereof should you so wish.

13 August 2020

- i -

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:
“Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets”	the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets (《關於增發股權及支付現金購買油氣 管道相關資產的協議》) entered into between PipeChina and Sinopec Natural Gas

“Agreement on Additional Issuance of Equity to Purchase Assets”	the Agreement on Additional Issuance of Equity to Purchase Relevant Oil and Gas Pipeline Assets (《關 於增發股權購買油 氣管道相關資產的協議》) entered into between PipeChina and Sinopec Corp.

“Agreement on Cash Payment to Purchase Assets”	the Agreement on Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets (《關於支付現金購買油氣管道相關資 產的 協議》) entered into between PipeChina and Marketing Company

“Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company”	the Agreement on Cash Payment to Purchase 100% Equity in Sinopec Yu Ji Pipeline Company Limited (《關 於支付現金購買 中石化榆濟管道有限責任公司100%股權的協議》) entered into between PipeChina and KTS Company

“Announcement”	the announcement in relation to the Disposal of Assets and External Investment dated 23 July 2020 of the Company

“Announcement Date”	23 July 2020

“A Share(s)”	domestic shares with a nominal value of RMB1.00 each in the share capital of Sinopec Corp. under the articles of association of Sinopec Corp., which are listed on the Shanghai Stock Exchange

“A Shareholder(s)”	holders of A Share(s) of the Company

“Board”	the board of directors of Sinopec Corp.

“Closing Date”	30 September 2020

“Company/Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability

“Director(s)”	the director(s) of Sinopec Corp.

“EGM” or “Extraordinary General Meeting”
the second extraordinary general meeting for the year 2020 of the Company to be held on 28 September 2020 at 9:00 a.m. for Shareholders to consider and approve the Transaction Agreements and the Transactions contemplated thereunder

DEFINITIONS

“Group”	Sinopec Corp. and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Share(s)”	overseas listed foreign shares with a nominal value of RMB1.00 each in the share capital of Sinopec Corp., which are listed on The Stock Exchange of Hong Kong Limited and traded in Hong Kong dollars

“H Shareholder(s)”	holders of H Share(s) of the Company

“Joint Financial Advisers”	Guotai Junan Capital Limited and Morgan Stanley Asia Limited, the joint financial advisers of the Company in respect of the Transactions

“KTS Company”	Sinomart KTS Development Limited (經貿冠德發展有限公司), a subsidiary of Sinopec Corp.

“KTS Transaction”
the proposed transfer of the 100% equity interest in Sinopec Yu Ji Company by KTS Company to PipeChina in exchange for cash consideration but the assets of Sinopec Yu Ji Company exclude the assets which are out of the valuation scope, i.e. Qingfeng Line of Yulin-Jinan Pipeline, office building properties and ancillary facilities of Henan Management Office

“Latest Practicable Date”	10 August 2020

“Listing Rules”	Hong Kong Listing Rules and Shanghai Listing Rules

“Marketing Company”	Sinopec Marketing Co., Limited (中國石化銷售股份有限公司), a subsidiary of Sinopec Corp.

“Marketing Company Transaction”	the proposed transfer of assets, including refined oil pipelines, by Marketing Company to PipeChina in exchange for cash consideration

“PipeChina” or “Purchaser”	China Oil & Gas Pipeline Network Corporation (國家石油天然 氣管網集團有限公司)

DEFINITIONS

“PipeChina Reorganisation”
collectively, the proposed capital increase to PipeChina by Relevant Investors in cash and in kind, and the Transaction, whereby Relevant Investors will subscribe for additional equity to be issued by PipeChina at the same price (i.e. RMB1 per RMB1 registered capital). Subsequent to the completion of the reorganisation, the registered capital of PipeChina is expected to be RMB500 billion

“PRC” or “China”	the People’s Republic of China

“PwC”	PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, the external auditor of the Company

“Relevant Investors”
collectively, the investors who, other than Sinopec Corp. and Sinopec Natural Gas, propose to participate in the PipeChina Reorganisation with their relevant oil and gas pipeline assets, and the investors who propose to participate in the PipeChina Reorganisation by way of cash contribution

“RMB” or “Yuan”	Renminbi, the lawful currency of PRC

“Sellers”	Sinopec Corp., Sinopec Natural Gas, KTS Company and Marketing Company

“Shanghai Listing Rules”	the Rules Governing the Listing of Securities on the Shanghai
Stock Exchange

“Share(s)”	ordinary shares in the share capital of Sinopec Corp. with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares

“Shareholder(s)”	holder(s) of the Company’s Share(s)

“Sinopec Corp. Transaction”	the proposed disposal of its Target Assets to PipeChina by Sinopec Corp. for the subscription of additional registered capital of PipeChina as consideration

“Sinopec Kantons”	Sinopec Kantons Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 934)

“Sinopec Natural Gas”	Sinopec Natural Gas Limited Company (中國石化天然氣有限責 任 公司), a subsidiary of Sinopec Corp.

“Sinopec Natural Gas Transaction”	the proposed disposal of Target Assets to PipeChina by Sinopec Natural Gas for the subscription of additional registered capital of PipeChina and in exchange for cash consideration

DEFINITIONS

“Sinopec Yu Ji Company”	Sinopec Yu Ji Pipeline Company Limited (中石化榆濟管道有限 責任公司), a wholly-owned subsidiary of KTS Company

“Target Asset(s)”
collectively or partly, equity interests in relevant companies to be disposed of by Sinopec Corp., equity interests in relevant companies to be disposed of by Sinopec Natural Gas, 100% equity interests of Sinopec Yu Ji Company to be disposed of by KTS Company and refined oil pipeline assets to be disposed of by Marketing Company

“Transaction(s)”
the proposed disposal of Target Assets, including equity interests in relevant companies, oil and gas pipelines and ancillary facilities, by the Sellers to PipeChina for the subscription of the registered capital of PipeChina and/or in exchange for cash consideration, including the Sinopec Corp. Transaction, the Sinopec Natural Gas Transaction, the KTS Transaction and the Marketing Company Transaction

“Transaction Agreements”
collectively, the Agreement on Additional Issuance of Equity to Purchase Assets, the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets, the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company, and the Agreement on Cash Payment to Purchase Assets

“Valuation Date”	31 December 2019

“Valuation Reports”/”Valuation”
the Asset Valuation Report on the Proposed Additional Issuance of Equity by China Oil & Gas Pipeline Network Corporation to Purchase Relevant Oil and Gas Pipeline Assets of China Petroleum & Chemical Corporation, the Asset Valuation Report on the Proposed Cash Payment by China Oil& Gas Pipeline Network Corporation to Purchase Relevant Refined Oil Pipeline Assets of Sinopec Marketing Co., Limited, the Asset Valuation Report on the Proposed Additional Issuance of Equity and Cash Payment by China Oil& Gas Pipeline Network Corporation to Purchase Relevant Natural Gas Pipeline Assets of Sinopec Natural Gas Limited Company, and the Asset Valuation Report on the Proposed Cash Payment by China Oil & Gas Pipeline Network Corporation to Purchase Relevant Natural Gas Pipeline Assets of Sinopec Yu Ji Pipeline Company Limited issued by the Valuer in respect of the Transactions

“Valuer”	China United Assets Appraisal Group Co., Ltd. (中聯資產評估 集團有限公司)

The data set out in this circular may be slightly different from the result calculated based on the relevant individual data presented in this circular or the data agreed as per relevant agreements due to rounding.
The page references in appendix IV represent the original page number in the Audited Financial Statements on Target Assets.

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Executive Directors: Ma Yongsheng Liu Hongbin Ling Yiqun Non-Executive Directors: Zhang Yuzhuo Yu Baocai Li Yong Independent Non-Executive Directors: Tang Min Fan Gang Cai Hongbin Ng, Kar Ling Johnny	Registered Office: 22 Chaoyangmen North Street Chaoyang District Beijing 100728 PRC

13 August 2020
To the Shareholders
MAJOR TRANSACTION AND DISCLOSEABLE TRANSACTION
DISPOSAL OF ASSETS AND EXTERNAL INVESTMENT
AND
NOTICE OF EXTRAORDINARY GENERAL MEETING
INTRODUCTION
Reference is made to the announcement in relation to the Transactions of the Company dated 23 July 2020.
The purpose of this circular is to provide you with, among others, (i) further details of the Transaction Agreements and the Transactions contemplated thereunder; (ii) other information required under the Hong Kong Listing Rules; and (iii) the notice of the EGM to enable you to make an informed decision on whether to vote for the resolution to be proposed at the EGM.

LETTER FROM THE BOARD

THE TRANSACTIONS
I.	OVERVIEW OF THE TRANSACTIONS
(I)	Basic Information of the Transactions
On 21 July 2020, KTS Company, a subsidiary of the Company, entered into the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company with PipeChina, pursuant to which KTS Company proposed to transfer 100% equity interest in Sinopec Yu Ji Company, its subsidiary, to PipeChina, in exchange for cash consideration paid by PipeChina. The appraisal value of the Target Assets held by KTS Company, as well as the transaction consideration, amounts to RMB3.220 billion, while the final consideration shall be subject to the appraisal value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.
On 23 July 2020, Sinopec Corp. entered into the Agreement on Additional Issuance of Equity to Purchase Assets with PipeChina, pursuant to which Sinopec Corp. proposed to transfer equity interests in the relevant oil and gas pipeline companies to PipeChina to subscribe for PipeChina’s registered capital of RMB47.113 billion upon completion of the PipeChina Reorganisation. PipeChina will issue additional equity to Sinopec Corp. to satisfy the transaction consideration. The appraisal value of the Target Assets, as well as the transaction consideration, amounts to RMB47.113 billion, while the final consideration shall be subject to the appraisal value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.
On 23 July 2020, Sinopec Natural Gas, a subsidiary of the Company, entered into the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets with PipeChina, pursuant to which Sinopec Natural Gas proposed to transfer equity interests in the relevant oil and gas pipeline companies to PipeChina to subscribe for PipeChina’s registered capital of RMB22.887 billion upon completion of the PipeChina Reorganisation and will receive RMB18.621 billion paid by PipeChina in cash. PipeChina will issue additional equity and make cash payment to Sinopec Natural Gas to satisfy the transaction consideration. The appraisal value of the Target Assets, as well as the transaction consideration, amounts to RMB41.509 billion, while the final consideration shall be subject to the appraisal value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.
On 23 July 2020, Marketing Company, a subsidiary of the Company, entered into the Agreement on Cash Payment to Purchase Assets with PipeChina, pursuant to which Marketing Company proposed to transfer the refined oil pipelines and other assets held by it to PipeChina, in exchange for cash consideration paid by PipeChina. The appraisal value of the Target Assets held by Marketing Company, as well as the transaction consideration, amounts to RMB30.813 billion, while the final consideration shall be subject to the appraisal value upon the performance of approval/filing procedures in accordance with PRC laws and regulations.
Upon the closing of the Transactions, the Group will no longer hold the Target Assets, and the subsidiaries under the Target Assets will cease to be subsidiaries of the Company.
Pursuant to the Transaction Agreements, upon the completion of the Transactions, the Group expects to have significant influence over PipeChina and will account for the investment in PipeChina using equity method when preparing the Group’s consolidated financial statements.

LETTER FROM THE BOARD

(II)	Review Procedures and Procedures to be Performed of the Transactions
The fifteenth meeting of the seventh session of the Board of Sinopec Corp. was convened on 23 July 2020, at which the matters in respect of the Sinopec Corp. Transaction, the Sinopec Natural Gas Transaction, the KTS Transaction and the Marketing Company Transaction were considered and unanimously passed by all Directors. None of the Directors of the Company had a material interest in the Transactions. The Transactions are subject to approval by the competent authorities and the general meeting of Sinopec Corp. The implementation of the Transactions is subject to the fulfilment or waiver of other conditions precedent.
II.	TRANSACTION AGREEMENTS
(I)	Agreement on Additional Issuance of Equity to Purchase Assets and Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets
On 23 July 2020, the Agreement on Additional Issuance of Equity to Purchase Assets was entered into between Sinopec Corp. and PipeChina, and the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets was entered into between Sinopec Natural Gas and PipeChina. The principal terms are as follows:
1.	Transaction price and payment method
PipeChina shall satisfy the transaction consideration by way of issuance of additional equity and/or cash payment to Sinopec Corp. and Sinopec Natural Gas. The registered capital of PipeChina is expected to be RMB500 billion upon its reorganisation. Sinopec Corp. shall subscribe for RMB47.113 billion of PipeChina’s registered capital, representing 9.42% of PipeChina’s shareholding interest upon its reorganisation, with Target Assets held by it valued at RMB47.113 billion; and Sinopec Natural Gas shall subscribe for RMB22.887 billion of PipeChina’s registered capital, representing 4.58% of PipeChina’s shareholding interest upon its reorganisation, with Target Assets of RMB22.887 billion in total Target Assets held by it valued at RMB41.509 billion. In addition to equity consideration, PipeChina shall satisfy the remainder of the transaction consideration, i.e. RMB18.621 billion, by way of cash payment to Sinopec Natural Gas.
2.	Payment period
For equity consideration payable to Sinopec Corp. and Sinopec Natural Gas, PipeChina shall issue capital contribution certificates to Sinopec Corp. and Sinopec Natural Gas on the Closing Date, and register both companies in PipeChina’s register of members. From the date on which Sinopec Corp. and Sinopec Natural Gas have been registered on the register of members of PipeChina, both companies shall be interested in all equity interests and assume the responsibilities and obligations corresponding to the equity consideration.
For cash consideration payable to Sinopec Natural Gas, PipeChina shall pay 90% of the aggregate cash consideration by 15 October 2020 (inclusive), as well as the interest thereof as calculated at the rate of demand deposits of the bank for the same period from 1 October 2020 until the payment date. Within 60 days from the Closing Date, Sinopec Natural Gas and

LETTER FROM THE BOARD

PipeChina shall perform an audit of the Target Assets and issue an auditor ‘s report. PipeChina shall pay the remaining 10% of cash consideration within 10 business days from the issuance of such auditor ‘s report, as well as the interest thereof as calculated at the rate of demand deposits of the bank for the same period from 1 October 2020 until the payment date.
3.	Profits and losses during the transition period
Within 60 days from the Closing Date, Sinopec Corp. and Sinopec Natural Gas shall respectively perform an audit of the Target Assets with PipeChina and issue an auditor ‘s report (“Closing Audit Report”) to determine the profits and losses of the Target Assets from the Valuation Date (exclusive) to the Closing Date (inclusive) (the “Transition Period”). During the Transition Period, the increase in net asset value due to the profits generated by the Target Assets or other reasons will be paid by PipeChina to Sinopec Corp. or Sinopec Natural Gas in cash, the decrease in net asset value due to the losses incurred by the Target Assets or other reasons shall be compensated in cash by Sinopec Corp. or Sinopec Natural Gas to PipeChina. The actual amount of profits or losses to be paid during the Transition Period shall be subject to the Closing Audit Report, and shall be paid no later than 10 business days from the issuance of the Closing Audit Report.
4.	Closing and handover
The ownership, obligations, responsibilities and risks of the Target Assets shall be transferred to PipeChina from 24:00 on the Closing Date. Upon 24:00 on the Closing Date, the Target Assets and its relevant businesses and employees shall be deemed to be received and lawfully owned by PipeChina on an “as-is” basis, and the obligations, responsibilities and risks in respect of the Target Assets shall be borne by the Purchaser. Unless otherwise agreed, after the Closing Date (exclusive), the obligations, responsibilities and risks in respect of the Target Assets shall no longer to be assumed by Sinopec Corp. or Sinopec Natural Gas.
Within 3 years after the Closing Date, if, before the Closing Date, Sinopec Corp. or Sinopec Natural Gas violates the law in the operation and management of the Target Assets or the Target Assets have any major defect (except for those have been disclosed to the Purchaser and have been reflected in the financial accounts, audit reports and valuation reports of Sinopec Corp. or Sinopec Natural Gas and the Target Assets), resulting in third-party claims or administrative penalties, and causing major losses to the Purchaser, PipeChina and Sinopec Corp. or Sinopec Natural Gas shall amicably negotiate a solution in good faith.
PipeChina, Sinopec Corp. and Sinopec Natural Gas shall work together to facilitate the preparation of the handover of the Target Assets, and work together to complete the handover of the Target Assets from 24:00 on the Closing Date; PipeChina shall ensure compliance with the safety production systems of Sinopec Corp. and Sinopec Natural Gas during the preparation of the handover of the Target Assets and shall assume responsibility for any safety production accidents caused by faults of PipeChina; and they shall work together to procure the completion of the change of the industry and commerce registration of all companies under the Target Assets within no later than 60 days from the Closing Date. If the handover is not completed in full before the expiry of the period mentioned above, they agree to work together to complete the handover as soon as possible in accordance with the then alternative arrangements.

LETTER FROM THE BOARD

PipeChina shall convene a general meeting for all shareholders upon the PipeChina Reorganisation and complete the change of industry and commerce registration for the PipeChina Reorganisation within no later than 15 business days from the Closing Date.
On the date of execution of the agreements, Sinopec Corp. and Sinopec Natural Gas were under necessary internal reorganisations of certain assets, liabilities and employees in respect of the Target Assets. Sinopec Corp. and Sinopec Natural Gas shall make reasonable best efforts to complete such internal reorganisations before the Closing Date, and hand over the Target Assets to the Purchaser in accordance with the agreements. If, for objective reasons, the above internal reorganisations are not completed before the Closing Date, the two parties to the agreement shall negotiate to complete such internal reorganisations as soon as possible on a practicable date after the Closing Date. If Sinopec Corp. and Sinopec Natural Gas fail to transfer any part of the Target Assets because such internal reorganisations are not completed, Sinopec Corp. and Sinopec Natural Gas shall negotiate an alternative solution with the Purchaser.
5.	Conditions precedent
(1)
The representations, undertakings and warranties made by PipeChina, Sinopec Corp. and Sinopec Natural Gas on the date of execution of the Agreement on Additional Issuance of Equity to Purchase Assets and the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets are true, accurate and complete in all material respects, and are free of misleading statements, misrepresentation and omissions in all material respects as of the Closing Date;

(2)	each of Sinopec Corp. and Sinopec Natural Gas has approved the Sinopec Corp. Transaction and the Sinopec Natural Gas Transaction in accordance with their respective constitutional document;
(3)	PipeChina has approved the Sinopec Corp. Transaction and the Sinopec Natural Gas Transaction in accordance with its constitutional document;
(4)	declaration of concentration of business operators in respect of the Sinopec Corp. Transaction and the Sinopec Natural Gas Transaction have been filled and approved;
(5)	other Relevant Investors of PipeChina have approved the PipeChina Reorganisation, and confirmed the articles of association of PipeChina after its reorganisation;
(6)
PipeChina has issued capital contribution certificates to Sinopec Corp. and Sinopec Natural Gas and registered their names on the internal register of members of PipeChina. PipeChina has had full communication with the administration for market regulation for the change of company registration upon completion of the PipeChina Reorganisation to be filed with the administration for market regulation, and has obtained its informal confirmation;

LETTER FROM THE BOARD

(8)
the Valuation Reports on the Target Assets under the Agreement on Additional Issuance of Equity to Purchase Assets and the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets are approved or filed in accordance with the PRC laws and regulations;

(9)	the Sinopec Corp. Transaction and the Sinopec Natural Gas Transaction have obtained all other applicable approvals, permits, filings and registrations from or with the relevant authorities;
(10)	PipeChina, Sinopec Corp. and Sinopec Natural Gas or their affiliated companies have executed relevant oil and gas pipeline facility service contracts in accordance with the agreements; and
(11)
each of the Relevant Investors of the PipeChina Reorganisation and PipeChina have executed transaction agreements, the core conditions and terms of which are not substantially different from those of the Agreement on Additional Issuance of Equity to Purchase Assets and the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets, and each agreement is subject to closing and making paid-in cash contribution (if applicable) on the same date as the Sinopec Corp. Transaction and the Sinopec Natural Gas Transaction.

For the above conditions precedent, conditions (2), (3), (4), (7) and (8) cannot be waived. As of the Latest Practicable Date, conditions (7) and (10) have been satisfied.
6.	Representations and warranties of the Purchaser
On the date of execution of the agreements, the Closing Date and before the transfer of the Target Assets, the key representations and warranties of the Purchaser include:
(1)
At the same time as the Sinopec Corp. Transaction and the Sinopec Natural Gas Transaction, Relevant Investors will be introduced by the Purchaser and will make capital contributions in cash and in kind respectively. The registered capital and the shareholding structure of the Purchaser upon completion of the PipeChina Reorganisation are set out in “VIII. Information About the Parties to the Transactions – PipeChina” of this circular.

(2)
The Purchaser will operate in the ordinary course of business, enter into business contracts in general commercial principles and on the basis of fair and reasonable commercial terms, and make reasonable commercial efforts to ensure the smooth operation of all key assets, to ensure that the Purchaser ‘s operations are not subject to material adverse changes, the service quality is not lower than the existing standards, and significant adverse acts or nonfeasance affecting the normal use of the Target Assets by Sinopec Corp. and Sinopec Natural Gas for production and operation will not be implemented. However, if the Purchaser fails to fulfil the representation and warranties under this paragraph due to the facts or circumstances existing before the Closing Date (subject to the decisions of the judicial authorities or government departments), the two parties to the agreements shall amicably negotiate a solution in good faith.

LETTER FROM THE BOARD

7.	The shareholder rights of Sinopec Corp. and Sinopec Natural Gas
Upon completion of the Transactions and the PipeChina Reorganisation, as shareholders of PipeChina, Sinopec Corp. and Sinopec Natural Gas shall enjoy and bear all shareholder rights and obligations in accordance with the Company Law of the People’s Republic of China and relevant legal documents as well as separate agreement:
(1)
The Purchaser will, in accordance with the “one-share, one-vote” principle, give equal treatment to the investors of the PipeChina Reorganisation in the establishment of shareholders’ rights and obligations.

(2)	The board of directors of the Purchaser is composed of 11 directors, one of whom shall be from Sinopec Corp.
(3)
Each shareholder of the Purchaser shall be entitled to distributions on PipeChina’s profit and remaining property after liquidation in proportion to the respective paid-in capital contribution. Subject to the actual distributable profits, the proportion of cash dividends distributed by the Purchaser shall in principle be no less than 30% of the annual distributable profit, and the detailed distribution plan and the distribution proportion for each year shall be determined by the Purchaser ‘s board of directors and its shareholders’ general meeting based on its capital status and requirements for business development after the implementation of the internal approval procedures in accordance with the Purchaser ‘s articles of association.

(4)
Upon completion of the PipeChina Reorganisation, Sinopec Natural Gas is entitled to transfer or assign or otherwise dispose of the equity interest in the Purchaser held by it to Sinopec Corp. or its designated affiliate(s) (the “Related Shareholding Adjustment”). The Purchaser undertakes that it will procure other shareholders of the Purchaser to agree to the Related Shareholding Adjustment and to waive their right of first refusal in relation to the Related Shareholding Adjustment.

8.	Effectiveness of the agreements
The agreements shall be established after being signed by the legal representatives or authorised representatives of PipeChina, Sinopec Corp. and Sinopec Natural Gas, with their official seals affixed, and shall take effect upon the satisfaction of all following conditions: (1) shareholders of PipeChina have decided to approve the Transactions; (2) the Transactions have been approved by the general meeting of Sinopec Corp. In respect of the transaction between PipeChina and Sinopec Natural Gas, in addition to the aforementioned (1) and (2), the transaction must also be approved by Sinopec Corp., the shareholder of Sinopec Natural Gas.

LETTER FROM THE BOARD

9.	Liabilities for breach of agreements
If any party has material intentional misrepresentations, omissions or misleading statements in any representations and/or warranties made in the relevant transaction agreements, or is in breach of any undertakings made therein, or is in breach of any terms of the relevant transaction agreements, it shall constitute a breach of the agreement and the defaulting party is liable for direct damages to the non-defaulting party.
If Sinopec Corp. or Sinopec Natural Gas refuses to complete the change of the registration for industry and commerce of the Target Assets or hand over the Target Assets and relevant businesses and employees thereunder within the agreed time limit in accordance with the requirements under the relevant transaction agreements, Sinopec Corp. or Sinopec Natural Gas shall pay an overdue penalty amounting to 0.05% of the consideration for the assets to be handed over as agreed per day except that the delayed handover of the Target Assets is not due to Sinopec Corp. or Sinopec Natural Gas (including but not limited to force majeure or the delayed handover of the Target Assets due to PipeChina). However, the defaulting liabilities borne by Sinopec Corp. or Sinopec Natural Gas shall not exceed 1% of the valuation results of the Target Assets under such transaction which fail to complete the change of the registration for industry and commerce on schedule.
If PipeChina fails to pay the consideration in accordance with the agreements, PipeChina shall pay an overdue penalty amounting to 0.05% of the overdue consideration to Sinopec Corp. and/or Sinopec Natural Gas per day except that the circumstances are due to Sinopec Corp. or Sinopec Natural Gas.
Unless there is an antecedent breach on the part of Sinopec Corp. or Sinopec Natural Gas or force majeure, Sinopec Corp. or Sinopec Natural Gas has the right to hold PipeChina liable for the actual loss caused in connection with the breach of agreement where PipeChina fails to fulfil the condition precedent (6) in accordance with the agreements.
10.	Dispute resolution
PipeChina, Sinopec Corp. and Sinopec Natural Gas shall use good faith efforts to resolve any dispute, controversy or claim arising from or in respect of the interpretation and performance of the Agreement on Additional Issuance of Equity to Purchase Assets or the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets through negotiation, during which the opinion of the regulatory authorities can be sought. If a settlement cannot be negotiated within 60 days after a party has raised such issue to the other party, the issue may be referred to arbitration.

LETTER FROM THE BOARD

(II)	Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company
On 21 July 2020, the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company was entered into between KTS Company and PipeChina. The principal terms are as follows:
1.	Transaction price and payment method
The transaction consideration of the Target Assets is RMB3.220 billion, which shall be paid by PipeChina in cash.
2.	Payment period
PipeChina shall pay 90% of the aggregate cash consideration to KTS Company before 23
October 2020 (inclusive), as well as the interest thereof as calculated at the rate of demand deposits of the bank for the same period from 1 October 2020 until the payment date. Within 60 days from the Closing Date, KTS Company and PipeChina shall perform an audit of the Target Assets and issue an auditor ‘s report (“Closing Audit Report”). PipeChina shall pay the remaining 10% of cash consideration within 15 business days from the issuance of the Closing Audit Report, as well as the interest thereof as calculated at the rate of demand deposits of the bank for the same period from 1 October 2020 until the payment date. In the event that PipeChina fails to complete payment within the above periods as a result of government approval, the payment period shall be extended accordingly, but the extended time limit shall not exceed 5 business days.
3.	Profits and losses during the transition period
The profits and losses of the Target Assets from the Valuation Date (exclusive) to the Closing Date (inclusive) shall be enjoyed and borne by KTS Company. The actual amount of profits and losses to be paid shall be subject to the Closing Audit Report, and shall be paid in cash no later than 15 business days from the issuance of the Closing Audit Report.
4.	Closing and handover
The ownership, obligations, responsibilities and risks of the Target Asset shall be transferred from KTS Company to PipeChina from 24:00 on the Closing Date. Upon 24:00 on the Closing Date, Sinopec Yu Ji Company and the relevant businesses and employees thereunder shall be deemed to be received and lawfully owned by PipeChina on an “as-is” basis, and the obligations, responsibilities and risks in respect of the Target Asset shall be borne by PipeChina. Except for the handover obligation specifically agreed in the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company, after the Closing Date (exclusive), the obligations, responsibilities and risks in respect of the Target Asset shall no longer be assumed by KTS Company.

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Within 3 years after the Closing Date, if, before the Closing Date, KTS Company violates the law in the operation and management of the Target Asset or the Target Asset have any major defect (except for those have been disclosed by KTS Company to PipeChina and have been reflected in the financial accounts, audit reports and valuation reports of KTS Company and Sinopec Yu Ji Company), resulting in third-party claims or administrative penalties, and causing major losses to PipeChina, the two parties shall amicably negotiate a solution in good faith.
PipeChina and KTS Company shall work together to assist Sinopec Yu Ji Company in completing change of the registration for industry and commerce within no later than 30 days from the Closing Date. The handover obligation under the agreement shall be deemed to have been completed by Sinopec Yu Ji Company’s obtaining of the new business license.
5.	Conditions precedent
(1)
The representations, undertakings and warranties made by KTS Company and PipeChina on the date of execution of the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company are true, accurate and complete in all material respects, and are free of misleading statements, misrepresentation and omissions in all material respects as of the Closing Date;

(2)
The KTS Transaction has been approved by each of KTS Company and Sinopec Kantons, its sole shareholder in accordance with their respective constitutional document, and has been approved by the relevant regulatory authorities (including but not limited to the Hong Kong Stock Exchange) in accordance with relevant regulations, such as the Hong Kong Listing Rules;

(3)	PipeChina has approved the KTS Transaction in accordance with its constitutional document;
(4)	declaration of concentration of business operators in respect of the KTS Transaction has been filed and approved;
(5)	the Valuation Report on the Target Assets under the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company has been approved or filed in accordance with the PRC laws and regulations;
(6)	All other applicable approvals, permits, filings and registrations from or with the PRC government departments in respect of the KTS Transaction have been obtained or completed.
For the above conditions precedent, conditions (2), (3), (4), (5) and (6) cannot be waived. As of the Latest Practicable Date, condition (5) has been satisfied.

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6.	Effectiveness of the agreements
The agreements shall be established after being signed by the legal representatives or authorised representatives of PipeChina and KTS Company, with their official seals affixed, and shall be effective after obtaining approvals from the respective internal necessary decision- making procedures (including the approval of the shareholders of PipeChina and the approval at the general meeting of Sinopec Kantons).
7.	Liabilities for breach of agreements
If any party has material intentional misrepresentations, omissions or misleading statements in any representations and/or warranties made in the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company, or is in breach of any undertakings made in the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company, or is in breach of any terms of the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company, it shall constitute a breach of the agreement and the defaulting party is liable for direct damages to the non-defaulting party.
If KTS Company refuses to complete the change of the registration for industry and commerce of the Target Assets in accordance with the agreed time limit and the requirements under the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company, KTS Company shall pay an overdue penalty amounting to 0.05% of the consideration for the transaction as agreed to PipeChina per day except that the delayed handover of the Target Assets is not due to KTS Company (including but not limited to force majeure or the delayed handover of the Target Assets due to PipeChina). However, the defaulting liabilities borne by KTS Company shall not exceed 1% of the valuation result of the Target Assets under such transaction.
If PipeChina fails to pay the consideration in accordance with the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company, PipeChina shall pay an overdue penalty amounting to 0.05% of the overdue penalty to KTS Company per day.
8.	Dispute resolution
PipeChina and KTS Company shall use good faith efforts to resolve any dispute, controversy or claim arising from or in respect of the interpretation and performance of the Agreement on Cash Payment to Purchase Equity in Sinopec Yu Ji Company through negotiation, during which the opinion of the regulatory authorities can be sought. If a settlement cannot be negotiated within 60 days after a party has raised such issue to the other party, the issue may be referred to arbitration.

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(III)	Agreement on Cash Payment to Purchase Assets
On 23 July 2020, the Agreement on Cash Payment to Purchase Assets was entered into between Marketing Company and PipeChina. The principal terms are as follows:
1.	Transaction price and payment method
The transaction consideration of the Target Assets is RMB30.813 billion, which shall be paid by PipeChina in cash.
2.	Payment period
PipeChina shall pay 90% of the aggregate cash consideration under the Marketing Company Transaction to Marketing Company by 15 October 2020 (inclusive), as well as the interest thereof as calculated at the rate of demand deposits of the bank for the same period from
1 October 2020 until the payment date. Within 60 days from the closing of the Target Assets, Marketing Company and PipeChina shall engage an auditor to perform an audit of the Target Assets and issue an auditor ‘s report (“Closing Audit Report”) to determine the profits and losses of the Target Assets from the Valuation Date (exclusive) to the Closing Date (inclusive) (the “Transition Period”). PipeChina shall pay the remaining 10% of cash consideration within
10 business days from the issuance of the Closing Audit Report, as well as the interest thereof as calculated at the rate of demand deposits of the bank for the same period from 1 October 2020 until the payment date.
3.	Profits and losses during the transition period
During the Transition Period, the increase in net asset value due to the profits generated by the Target Assets or other reasons will be paid by PipeChina to Marketing Company in cash, the decrease in net asset value due to the losses incurred by the Target Assets or other reasons shall be compensated in cash by Marketing Company to PipeChina. The actual amount of profits and losses during the transition period paid shall be subject to the Closing Audit Report, and shall be paid no later than 10 business days from the issuance of the Closing Audit Report.
4.	Closing and handover
The ownership, obligations, responsibilities and risks of the Target Assets shall be transferred to PipeChina from 24:00 on the Closing Date. Upon 24:00 on the Closing Date, the Target Assets and the relevant businesses and employees shall be deemed to be received and lawfully owned by PipeChina on an “as-is” basis, and the obligations, responsibilities and risks in respect of the Target Assets shall be borne by the Purchaser. Except for the handover obligations specifically agreed in the Agreement on Cash Payment to Purchase Assets, after the Closing Date (exclusive), the obligations, responsibilities and risks in respect of the Target Assets shall no longer to be assumed by Marketing Company.

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Within 3 years after the Closing Date, if, before the Closing Date, Marketing Company violates the law in the operation and management of the Target Assets or the Target Assets have any major defect (except for those have been disclosed to the Purchaser and have been reflected in the financial accounts, audit reports and valuation reports), resulting in third-party claims or administrative penalties, and causing major losses to the Purchaser, the two parties shall amicably negotiate a solution in good faith.
PipeChina and Marketing Company shall work together to facilitate the preparation of the handover of the Target Assets, and work together to complete the handover of the Target Assets upon 24:00 on the Closing Date. PipeChina shall ensure the compliance with Marketing Company’s safety production regulation during the preparation of the handover of the Target Assets and shall assume responsibility for any safety production accidents caused by faults of PipeChina.
PipeChina and Marketing Company agree that the handover of the Target Assets shall be completed within no later than 60 days from the Closing Date, and the specific handover procedures shall be performed in the mutually agreed manner. If the handover is not fully completed within the above period due to the fault of Marketing Company, Marketing Company shall be liable for breach of the agreement. If the handover is not fully completed within the above period due to a fault not attributable to Marketing Company, the two parties agree to make separate arrangements to complete the handover as soon as possible.
5.	Conditions precedent
(1)
The representations, undertakings and warranties made by Marketing Company and the Purchaser on the date of execution of the Agreement on Cash Payment to Purchase Assets are true and accurate in all material respects, and are free of misleading statements, misrepresentation and material omissions in all material respects as of the Closing Date;

(2)	Marketing Company has approved the Marketing Company Transaction in accordance with its constitutional document;
(3)	PipeChina has approved the Marketing Company Transaction in accordance with its constitutional document;
(4)	declaration of concentration of business operators in respect of the Marketing
Company Transaction has been filed and approved;
(5)	the Valuation Reports on the Target Assets under the Agreement on Cash Payment to Purchase Assets has been approved or filed in accordance with the PRC laws and regulations;
(6)	All other applicable approvals, permits, filings and registrations from or with the relevant authorities in respect of the Marketing Company Transaction have been obtained or completed;

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(7)	PipeChina has entered into the relevant oil and gas pipeline facility service contract with Marketing Company or its affiliated companies in accordance with the agreements.
For the above conditions precedent, conditions (2), (3), (4), (5) and (6) cannot be waived. As of the Latest Practicable Date, condition (5) has been satisfied.
6.	Representations and warranties of the Purchaser
On the date of execution of the agreements, the Closing Date and before the handover of the Target Assets, the key representations and warranties of the Purchaser include:
(1)
The Purchaser will operate in the ordinary course of business, enter into business contracts in general commercial principles and on the basis of fair and reasonable commercial terms, and make reasonable commercial efforts to ensure the good operation of all key assets, to ensure that the Purchaser ‘s operations are not subject to material adverse changes, the service quality is not lower than the existing standards, and significant adverse acts or nonfeasance affecting the normal use of the Target Assets by the Seller for production and operation will not be implemented. However, if the Purchaser fails to fulfil the representation and warranties under this paragraph due to the facts or circumstances existing before the Closing Date (subject to the decisions of the judicial authorities or government departments), the two parties shall amicably negotiate a solution in good faith.

7.	Effectiveness of the agreement
The agreement shall be established after being signed by the legal representatives or authorised representatives of PipeChina and Marketing Company, with their official seals affixed, and shall take effect upon the satisfaction of all following conditions: (1) shareholders of PipeChina have resolved to approve the Marketing Company Transaction; (2) the Marketing Company Transaction has been approved by the general meeting of the controlling shareholders of Marketing Company and the board of directors of Marketing Company.
8.	Liabilities for breach of agreements
If any party has intentional misrepresentations, omissions or misleading statements in material respects in any representations and/or warranties made in the Agreement on Cash Payment to Purchase Assets, or is in breach of any undertakings made in the Agreement on Cash Payment to Purchase Assets, or is in breach of any terms of the Agreement on Cash Payment to Purchase Assets, it shall constitute a breach of the agreement and the defaulting party is liable for direct damages to the non-defaulting party.

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If Marketing Company refuses to hand over the Target Assets and the businesses and employees thereunder within the agreed time limit and in accordance with the requirements under the Agreement on Cash Payment to Purchase Assets, Marketing Company shall pay an overdue penalty amounting to 0.05% of the consideration for the assets to be handed over as agreed per day except that the delayed handover of the Target Assets is not due to Marketing Company (including but not limited to third-party reasons, force majeure or the delayed handover of the Target Assets due to PipeChina). However, the defaulting liabilities borne by Marketing Company accordingly shall not exceed 1% of the valuation result of the Target Assets which are failed to be handed over on schedule.
If PipeChina fails to pay the consideration in accordance with the Agreement on Cash Payment to Purchase Assets, PipeChina shall pay an overdue penalty amounting to 0.05% of the overdue consideration to Marketing Company per day except that the circumstances are due to Marketing Company.
9.	Dispute resolution
PipeChina and Marketing Company shall use good faith efforts to resolve any dispute, controversy or claim arising from or in respect of the interpretation and performance of the Agreement on Cash Payment to Purchase Assets through negotiation, during which the opinion of the regulatory authorities can be sought. If a settlement cannot be negotiated within 60 days after a party has raised such issue to the other party, the issue may be referred to arbitration.
(IV)	Counterparty’s Ability to Perform the Agreements
The Company has conducted necessary due diligence on PipeChina. Since its establishment, the financial condition of PipeChina has been normal. The Transaction Agreements have stipulated the amount of the transactions consideration and the payment time of PipeChina, and the closing arrangements are feasible. At the same time as the Transactions, Relevant Investors will also make capital contributions to PipeChina in asset and/or in cash. It is expected that the capital strength and payment ability of PipeChina will be further strengthened, and the risk of receiving the consideration of the Transactions is controllable.
(V)	Other Arrangements Regarding the Transactions
1.	Employee matters arrangement
The transfer of the relevant employees and related personnel of the Target Assets should be managed in accordance with the management memorandum in relation to the transfer of personnel to be signed when appropriate under the principle of “transfer of personnel with assets (business)”.

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2.	Production and operation arrangements
Upon 24:00 on the Closing Date, Sinopec Corp., Sinopec Natural Gas or Marketing Company shall have the right to continue to use the oil and gas pipelines/natural gas pipelines/refined oil pipelines, gas storages, LNG terminals and its ancillary facilities, pipeline inventory and other related assets under the Target Assets as agreed among them and PipeChina. PipeChina shall undertake to implement the relevant oil and gas pipeline network service contracts/natural gas infrastructure facilities service contracts to be entered into by the parties or their respective subordinates after the Closing Date, so as to ensure after the Closing Date: (1) the normal operation of the business of the Target Assets; (2) that the pipeline transmission services and other services provided by PipeChina to Sinopec Corp., Sinopec Natural Gas or Marketing Company shall meet their existing production and operation needs, ensure that the service quality is not lower than the existing standards, and avoid adverse impacts; and (3) with the current pricing policy/government pricing unchanged, the natural gas pipelines, crude oil pipelines and LNG terminals shall adopt the current prices, refined oil pipeline transportation shall be priced with reference to the pricing principle of natural gas pipeline transportation upon negotiation, and the royalties for other storage and transportation facilities shall be determined by the supplier and the buyer in accordance with the market-oriented or “permitted cost plus reasonable income” principles. The specific arrangements for the above-mentioned matters shall be agreed through signing relevant agreements separately.
III.	BASIS OF DETERMINING THE CONSIDERATION
The Company has engaged an independent professional valuer, China United Assets Appraisal Group Co., Ltd., to appraise the value of the Target Assets, the main contents of which are set out in Appendix I – “Summary of Valuation Reports” to this circular.
(I)	Sinopec Corp. Transaction
The consideration for the Sinopec Corp. Transaction of RMB47.113 billion was determined by the Purchaser and Sinopec Corp. upon arm’s length negotiations, taking into account the asset valuation report issued by the Valuer on each of the three target companies proposed to be disposed of by Sinopec Corp. by using the income approach and taking 31 December 2019 as the Valuation Date. As at 31 December 2019, the book value of the Target Assets proposed to be disposed of by Sinopec Corp. (on company basis) was RMB26,727.9345 million, with an appraisal value of RMB47,112.5163 million, representing an increment of RMB20,384.5818 million, and an appreciation rate of 76.27%.
There are no major differences or deviations between the parameters used in the valuation report and historical data. In the Sinopec Corp. Transaction, Sinopec Corp., as the seller, has no significant uncertainty risk in realising expected income, revenue or cash flow.

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The valuation appreciation rate of this valuation exceeding 50% was most primarily due to the high appreciation amount of Sinopec Pipeline Storage & Transportation Company Limited (中國石化管道儲運有限公司) (“Pipeline Storage & Transportation Company”). The valuation appreciation of Pipeline Storage & Transportation Company was primarily due to its early establishment and low historical cost. The valuation adopted the income approach, and the results included the assessments of all intangible and tangible assets generating income for the company. The information on the valuation on Pipeline Storage & Transportation Company under the income approach is as follows:
1.	Operating income and costs
The crude oil pipeline of Pipeline Storage & Transportation Company Limited adopted the internal pipeline transmission price of Sinopec Corp., which was determined based on the “Price Table for the Implementation of Uniform Price Rate for Pipeline Oil Transmission (2009)” (執行統一運價率管道輸油運價表 (2009版)) issued by National Development and Reform Commission. The forecast of pipeline output was based on Sinopec Corp.’s resource requirements and expected transmission volume, as well as the Company’s principal coverage areas and transmission capacity provided by Sinopec Corp., with reference to its current operating mode. Forecast of transmission income for future years was based on the expected transmission volume of each pipeline and the current transmission unit price.
Costs primarily included depreciation and amortisation, employee salaries, power costs, material costs, fuel costs and other expenses. Forecast of power costs, fuel costs and material costs were based on the ratio between related expenses for historical periods and total turnover for the valuation. Forecast of expenses related to labor costs such as employee salaries and external labor costs took into consideration of historical salary growth and management future planning. Forecast of administration costs related to daily office operation, such as office expenses and other expenses, were based on the corresponding amounts in 2019 and will remain unchanged for future years. Forecast of finance expenses was primarily based on the borrowing and repayment plans of Pipeline Storage & Transportation Company with consideration of their capital needs.
As analysed, the growth rate of the gross profit margin and net cash flow after deducting capital expenditure of pipelines of Pipeline Storage & Transportation Company will remain stable in 10 years.
2.	Discount rate
For details of the analysis of the discount rate, please refer to Appendix I – “Summary of Valuation Reports” to this circular.
(II)	Sinopec Natural Gas Transaction
The consideration for the Sinopec Natural Gas Transaction of RMB41.509 billion was determined by the Purchaser and Sinopec Natural Gas upon arm’s length negotiations, taking into account the asset valuation report issued by the Valuer on the eight target companies

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proposed to be disposed of by Sinopec Natural Gas by using the income approach and taking 31 December 2019 as the Valuation Date. As at 31 December 2019, the net book value of the Target Assets proposed to be disposed of by Sinopec Natural Gas (on company basis) was RMB34,192.8834 million, with an appraisal value of RMB41,508.9768 million, representing an increment of RMB7,316.0934 million, and an appreciation rate of 21.40%.
(III)	KTS Transaction
The consideration for the KTS Transaction of RMB3.220 billion was determined by the Purchaser and KTS Company upon arm’s length negotiations, taking into account the asset valuation report issued by the Valuer on Sinopec Yu Ji Company by using the income approach and taking 31 December 2019 as the Valuation Date. As at 31 December 2019, the net book value of the 100% equity interest in Sinopec Yu Ji Company was RMB2,254.4956 million, with an appraisal value of RMB3,220.3884 million, representing an increment of RMB965.8928 million, and an appreciation rate of 42.84%.
(IV)	Marketing Company Transaction
The consideration for the Marketing Company Transaction of RMB30.813 billion was determined by the Purchaser and Marketing Company upon arm’s length negotiations, taking into account the asset valuation report issued by the Valuer on the Target Assets proposed to be disposed of by Marketing Company by using the income approach and taking 31 December 2019 as the Valuation Date. As at 31 December 2019, the net book value of the Target Assets proposed to be disposed of by Marketing Company was RMB23,258.6899 million, with an appraisal value of RMB30,813.1300 million, representing an increment of RMB7,554.4401 million, and an appreciation rate of 32.48%.
Despite the outbreak of COVID-19 and the changes in the macroeconomic environment after the Valuation Date, i.e. 31 December 2019, the outbreak had been brought under control in China and the Group had fully resumed its business following a series of strict measures imposed by the PRC Government. The Valuer and the Board are of the view that the impact was short term given the nature of long asset life, and the valuation of the Target Assets would not be materially affected by these events.
As set out in “II. Transaction Agreements” of this circular, the Sellers and PipeChina will perform an audit of the Target Assets within 60 days from the Closing Date, any increase/decrease in net asset value of the Target Assets during the Transition Period will be paid by PipeChina to the Sellers (excluding KTS Company) or compensated by the Sellers (excluding KTS Company) to PipeChina in cash respectively. Similarly, for KTS Company, the profits and losses during the Transition Period will be enjoyed and borne by KTS Company respectively.
Taking into account the aforesaid factors, the Board is of the view that the transaction considerations are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

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(V)	Profit Forecast Underlying the Valuation of Target Assets
In preparing the Valuation Reports of the Target Assets, the Valuer applied the discounted cash flow method under income approach and based on certain assumptions in the Valuation to appraise the value of the Target Assets, which constitutes a profit forecast under Rule 14.61 of the Hong Kong Listing Rules and the requirements under both Rules 14.60(A) and 14.62 of the Hong Kong Listing Rules are therefore applicable.
The following are the major assumptions (including commercial assumptions) on which the Valuations are based:
General Assumption
1.	Transaction Assumption
The Transaction Assumption assumes that all assets to be appraised are already in the process of being transacted, and the appraisers simulate the market for appraisal according to the transaction conditions of the assets to be appraised. The Transaction Assumption is one of the most fundamental assumptions for the performance of asset appraisal.
2.	Open Market Assumption
The Open Market Assumption assumes that, with respect to assets traded or to be traded in the market, both parties of asset trading have equal status and have the opportunity and time to obtain sufficient market information, so as to make rational judgments on the functions, use and transaction price of the subject assets. The Open Market Assumption is based on the fact that the subject assets can be publicly traded in the market.
3.	Going-concern Assumption
The Going-concern Assumption refers to such an assumption that, the subject assets will continue to be used as per its current purpose and the manner, size, frequency and environment of use, or continue to be used on the basis of certain change therein, and the appraisers determine the method, parameters and basis for appraisal accordingly.
Specific Assumptions
1.	There is no significant change in China’s current macroeconomic, financial and industrial policies;
2.	There is no significant change in other social and economic environment where the Target Companies are located and other policies (such as tax policies and tax rates) implemented thereby;

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3.	The future operation and management team of the Target Companies will be diligent in their duties, and continue to maintain the existing operation ideas and continue to operate the subject entities;
4.	All assets in this appraisal are based on the actual inventory on the Appraisal Date, and the current market price of related assets are based on the domestic effective price on the Appraisal Date;
5.	The basic data/information and financial data/information provided by the Clients and Target Companies are true, accurate, and complete;
6.
The appraisal scope is only subject to and based on the Appraisal Declaration Form provided by the Clients and the Target Companies, without taking into account the contingent assets and contingent liabilities that may exist outside the list provided by the Clients and the Target Companies;

7.
In light of potential frequent changes or significant changes in the monetary funds or bank deposits of the Target Companies in the course of operation, the appraisers did not take into account the interest income generated by the deposits, nor the uncertain gains and losses such as exchange gains and losses. In the event of any changes in the aforesaid conditions, the Appraisal Results will generally become invalid;

8.	It is assumed that the cash inflows and outflows of the Target Companies after the Appraisal Date are average inflows and outflows.
The Valuations use the income approach to determine the final valuation results. The Board is of the view that, when the assets proposed to be disposed of under the Transactions are appraised by using the income approach, the valuation assumptions made by the Valuer, the estimated future income or cash flow of the Target Assets in coming years and other important valuation basis, the discount rate adopted for the calculation model and other important valuation parameters are in line with the actual conditions of the Group, and the valuation conclusions are fair and reasonable. The independent non-executive Directors of the Company are of the view that the Valuer has the expertise of asset valuation, and is independent and has no connection with the Group and PipeChina.
The Company engaged PwC to review the calculations of the discounted cash flows of the Target Assets underlying the Valuation Reports prepared by the independent Valuer is made (the “Discounted Cash Flows”). PwC has confirmed that it has reviewed the calculations of the Discounted Cash Flows and reported that so far as the calculations are concerned, the Discounted Cash Flows have been properly complied in all material aspects in accordance with the bases and assumptions as set out in the Valuation Reports. The text of the report issued by PwC in relation to the calculations of the Discounted Cash Flows is set out in Appendix II to this circular for the purpose under Rule 14.62(2) of the Hong Kong Listing Rules.
The Company engaged Guotai Junan Capital Limited and Morgan Stanley Asia Limited to review the profit forecast in the Valuation of the Target Assets, for which the Directors are responsible, and have attended discussions involving the management of the Company and the

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Valuer regarding the work conducted by the Valuer and discussed with the management of the Company and the Valuer regarding the bases and assumptions upon which the profit forecast has been prepared. The Joint Financial Advisers have also considered the report from PwC in relation to the calculations of the Discounted Cash Flows. On the basis of the foregoing, the Joint Financial Advisers are of the opinion that the profit forecast upon which the Valuation has been made, for which the Directors are responsible, has been made after due and careful enquiry by the Directors. The relevant letter from the Joint Financial Advisers is set out in Appendix III to this circular for the purpose under Rule 14.62(3) of the Hong Kong Listing Rules.
IV.	FINANCIAL IMPACT OF THE TRANSACTIONS
It is expected that the Transactions can lead to an increase in the profit before tax of the Group by approximately RMB36.594 billion (the final amount is subject to the appraisal value upon the performance of approval/filing procedures in accordance with PRC laws and regulations and taking into account costs, expenses and other factors incurred in the Transactions excluding taxes), while Sinopec Natural Gas, Marketing Company and KTS Company can obtain cash considerations of approximately RMB52.655 billion in aggregate (the final amount is subject to the appraisal value after performing the approval/filing procedures in accordance with PRC laws and regulations). Upon the closing of the Transactions, the gearing ratio of the Company will decrease, hence the financial condition of the Company would be healthier. Meanwhile, the valuation on the Target Assets is higher than the valuation reflected by the Company’s current stock price, which is conducive to enhancing the value of the Company. Lastly, the Company incurs high capital expenditure in constructing, rebuilding and maintaining oil and gas pipelines and auxiliary facilities (the annual average capital expenditure in the past five years was approximately RMB17.0 billion), which occupy such capital for a long period of time. Upon the closing of the Transactions, the capital expenditure of Sinopec Corp. could be reduced in the future.
V.	USE OF PROCEEDS FROM THE TRANSACTIONS
The Group will receive cash considerations of approximately RMB52.655 billion from the Transactions (subject to the appraisal value after performing the approval/filing procedures in accordance with PRC laws and regulations), which, after deducting relevant expenses and costs, will be used for the following purposes:
(I)
Adhere to high-quality exploration and efficient development of crude oil, promote the construction and production of natural gas, and expand market share; accelerate the construction of refining bases and optimise product mix; accelerate the structural adjustment of the chemical business, upgrade quality, cultivate new growth points, and increase the total sales volume. At the same time, in addition to constantly consolidating the business advantages of the traditional oil and gas business, the Group will further expand new businesses: (i) expand the distribution network of refined oil products, stabilise the market share and establish new energy stations such as hydrogen station and charging & battery swapping station; (ii) vigorously develop emerging businesses, expand and improve the Easy Joy convenience store business, and expedite the development of industry chain extension projects such as vehicle services, advertising and finance; and (iii)

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establish a new generation of information system, including a comprehensive big-data analysis platform, with the use of new technologies such as Internet of Things, cloud computing and artificial intelligence, in order to comprehensively improve its operation and service capabilities;
(II)
the remaining amount after deducting relevant expenses and costs from approximately RMB3.2 billion will be used to support Sinopec Kantons to further develop its crude oil jetty and storage business and replenish its general working capital; and

(III)	the remaining proceeds will be used to improve the financial position of the Group and replenish the general working capital of the Group.
The Company will continue to explore other investment opportunities with better returns to bring greater value to Shareholders. Specific use of proceeds is subject to the annual capital expenditure budget of the Company to be disclosed in due course.
VI.	REASONS FOR AND BENEFITS OF THE TRANSACTIONS
(I)	Improving Industry Operating Environment and Exploring the Market
Relevant pipeline assets to be disposed of by the Group will be under centralised management by PipeChina, which will be favorable for eliminating duplicated construction, saving social resources, enhancing the operating efficiency and reliability of the national pipeline network, further improving industry operating environment, and helping the Group to make better use of larger pipeline network resources, increasing the realised price of self-produced oil and gas and exploring the market on the basis of maintaining steady development of its existing operations.
(II)	Focusing on Core Businesses and Facilitating transformation of the Company
Upon the closing of the Transactions, Sinopec Corp. can further centralised resources. Centering on the goal of building itself into a world-leading clean energy and chemical company, Sinopec Corp. can focus on core businesses, further enhance its resource bases, strengthen clean energy and synthetic material operations, nurture strategic emerging industry and future industry, and explore new energy, new economic and new areas, thereby increasing the competitiveness of the Company and facilitating its sustainable development.
(III)	Reducing Future Capital Expenditure of the Group
Currently, the Group incurs high capital expenditure in constructing, rebuilding and maintaining oil and gas pipelines and auxiliary facilities (the annual average capital expenditure in the past five years was approximately RMB17.0 billion), which occupy such capital for a long period of time. Upon the closing of the Transactions, the pipeline-related capital expenditure of Sinopec Corp. could be reduced in the future.

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VII.	INFORMATION ON THE TARGET ASSETS
As at the Latest Practicable Date, the basic information about the Target Assets is as follows:
(I)	Sinopec Corp. Transaction
For the purpose of the Transaction, Sinopec Corp. proposes to transfer its minority equity interests in invested companies and pipeline assets into Pipeline Storage & Transportation Co., Ltd. Upon the completion of the aforementioned asset transfer, Sinopec Corp. proposes to transfer its 100% equity interest in Pipeline Storage & Transportation Co., Ltd., 65% equity interest in Shandong Natural Gas Pipeline Company Limited and 93.22% equity interest in Sinopec Xinjiang Coal-based SNG Transmission Pipeline Co., Ltd. to PipeChina.
1.	Overview of the Target Assets proposed to be disposed of by Sinopec Corp.
No.	Name of company	Shareholding ratio	Date of establishment	Registered capital	Registered address	Principal business
				(RMB0’000)
1	Sinopec Pipeline Storage & Transportation Co., Ltd. (中國石化管道儲運有限公司)	100%	2014.06.10	1,200,000	District VII, Zhaishan New Village, Southern Suburb of Xuzhou	Crude oil pipeline storage and transportation business
2	Shandong Natural Gas Pipeline Company Limited (山東省天然氣管道 有限責任公 司)	65%	2002.12.27	220,000	Building A1, Jinzhiyuan IT Industrial Park, 666 Shunhua East Road, High Tech Development Zone, Jinan	Natural gas pipeline storage and transportation business
3	Sinopec Xinjiang Coal-based SNG Transmission Pipeline Co., Ltd. (中國石化新疆煤製 天然氣外輸管道有 限責任公司)	93.22%	2011.12.19	337,478.10	Sinopec Northwest Scientific Research and Production Park, 466 Changchun South Road, Urumqi High Tech Industrial Development Zone (Xinshi District), Xinjiang	Natural gas pipeline storage and transportation business

Note:
Shandong Luxin Industrial Co., Ltd. (山東魯信實業集團有限公司) holds 35% equity interest in Shandong Natural Gas Pipeline Company Limited, Xinjiang Investment Development (Group) Co., Ltd. and Zhejiang Energy and Natural Gas Group Co., Ltd. (浙江能源天然氣集團有限公司) hold 1.78% and 5% equity interest in Sinopec Xinjiang Coal-based SNG Transmission Pipeline Co., Ltd., respectively. As of the date of this circular, Sinopec Xinjiang Coal-based SNG Transmission Pipeline Co., Ltd. (中國石化新疆煤製天然氣外輸管道 有 限責任公司) has not yet completed the change of the registration for industry and commerce in respect of the capital contribution from shareholders. According to industry and commerce registration, the registered capital of Sinopec Xinjiang Coal-based SNG Transmission Pipeline Co., Ltd. is RMB1,200 million. Sinopec Corp., Xinjiang Investment Development (Group) Co., Ltd. and Zhejiang Energy and Natural Gas Group Co., Ltd. (浙江能源天然 氣集團有限公司) hold 90%, 5% and 5% of its equity interest, respectively.
After the closing of the Sinopec Corp. Transaction, the above three companies will cease to be subsidiaries of the Company.

LETTER FROM THE BOARD

2.	Financial information of the Target Assets proposed to be disposed of by Sinopec Corp.
The financial information set out in the following table is extracted from the audited combined financial statements for the years 2018 and 2019:
Unit: RMB0’000
	As at 31 December 2019	As at 31 December 2018
Total assets	5,041,247.12	4,194,610.64
Total liabilities	2,309,943.68	1,505,004.41
Net assets	2,731,303.43	2,689,606.23

	For the year ended 31 December 2019	For the year ended 31 December 2018
Operating income	1,147,827.26	1,140,179.05
Total profit	465,288.84	498,907.11
Net profit after extraordinary gains and losses attributable to parent company	333,950.13	335,992.88
3.	Ownership of the Target Assets proposed to be disposed of by Sinopec Corp.
Sinopec Corp. has clear titles over the Target Assets to be disposed of. The Target Assets are not mortgaged, pledged or subject to any situation which would limit their transfer. The assets are not involved in legal procedures such as lawsuit, arbitration, seizure and freezing as well as other situations which would obstruct the transfer of their titles.
4.	Waiver of rights of first refusal
For the above Target Assets which are equity interests in subsidiaries and involve other shareholders’ waiver of rights of first refusal, Sinopec Corp. has obtained or is obtaining the written consents from other shareholders to waive their rights of first refusal.

LETTER FROM THE BOARD

(II)	Sinopec Natural Gas Transaction
For the purpose of the Transaction, Sinopec Natural Gas proposes to transfer its minority equity interest in invested companies into Sinopec Tianjin Natural Gas Pipeline Co., Ltd. (中石化天津天然 氣管道有限責任公司), a wholly-owned subsidiary of Sinopec Natural Gas. Upon the completion of the aforementioned asset transfer, Sinopec Natural Gas proposes to transfer its 100% equity interest in Sinopec Tianjin Natural Gas Pipeline Co., Ltd., (中石化天津天然氣管道有限公司), 50% equity interest in Sinopec Sichuan-East Gas Pipeline Co., Ltd. (中石化川氣東送天然氣管道有限公司), 51% equity interest in Sinopec Chongqing Natural Gas Pipeline Co., Ltd. (中 石化重慶天然氣管道有限責任公司), 80% equity interest in Sinopec Beihai LNG Co., Ltd. (中石化北海液化天然氣有限責任公司), 50% equity interest in Sinopec Hebei Construction Investment Natural Gas Co., Ltd. (中石化河北建投天然 氣有限公司), 100% equity interest in Sinopec Zhongyuan Gas Storage Co., Ltd. (中石 化中原儲氣庫有 限責任公司), 65% equity interest in Guangxi Natural Gas Pipeline Co., Ltd. (廣西天然氣管道有限責 任公司) and 65% equity interest in Sinopec Zhongyuan Natural Gas Co., Ltd. (中石化中原天然氣有限 責任公司) to PipeChina.
1.	Basic information on the Target Assets proposed to be disposed of by Sinopec Natural Gas
No.	Name of company	Shareholding ratio	Date of establishment	Registered capital	Registered address	Principal Business
				(RMB0’000)
1	Sinopec Sichuan-East Gas Pipeline Co., Ltd.	50%	2016.06.21	20,000	1-5/F, Wuhan Control Center, Sichuan-East Gas Pipeline Project, No. 126 Guanggu Avenue, East Lake New Technology Development Zone, Wuhan	Natural gas pipeline storage and transportation
2	Sinopec Chongqing Natural Gas Pipeline Co., Ltd.	51%	2014.07.18	98,000	No.6, Hefeng Avenue, Xincheng District, Fuling District, Chongqing	Natural gas pipeline storage and transportation
3	Sinopec Tianjin Natural Gas Pipeline Co., Ltd.	100%	2015.03.10	219,414	Flat1-1301, 1302, 1401 and 1402, Building No. 2, Longtai Plaza, at the intersection of Second Avenue and Xincheng East Road, Tianjin Development Zone	Natural gas pipeline storage and transportation
4	Sinopec Beihai LNG Co., Ltd.	80%	2012.10.30	59,400	7/F, Building 1, No. 59 Nanzhu Avenue, Beihai	LNG receiving station and terminal operation

LETTER FROM THE BOARD

No.	Name of company	Shareholding ratio	Date of establishment	Registered capital	Registered address	Principal Business
				(RMB0’000)
5	Sinopec Hebei Construction Investment Natural Gas Co., Ltd.	50%	2015.01.26	235,900	16/F, Block A, Yuyuan Plaza, Qiaoxi District, Shijiazhuang City, Hebei	Natural gas pipeline storage and transportation
6	Sinopec Zhongyuan Gas Storage Co., Ltd.	100%	2015.08.12	383,825.88	Northwest corner of the intersection of Kaizhou Road and Kaide Road, Puyang City	Natural gas pipeline storage and transportation
7	Guangxi Natural Gas Pipeline Co., Ltd.	65%	2011.12.31	61,000	2/F, Liyuan International Hotel, Beijing Road, Beihai	Natural gas pipeline storage and transportation
8	Sinopec Zhongyuan Natural Gas Co., Ltd.	65%	2012.12.20	75,000	Office Building, Northwest Corner New District, Intersection of Kaizhou Road and Kaide Road, Puyang City, Henan	Natural gas pipeline storage and transportation

Note 1:
China Life Insurance Co., Ltd. (中國人壽保險股份有限公司) and SDIC Transportation Holdings Co., Ltd. (國 投交通控股有限公司) hold 43.86% and 6.14% equity interest of Sinopec Sichuan-East Gas Pipeline Co., Ltd., respectively. Chongqing Gas Group Co., Ltd. (重慶燃 氣集團股份有限公司) and Chongqing Fuling Shale Gas Industry Investment Development Co., Ltd. (重慶市涪陵葉岩氣產業投資發展有限公司) hold 29% and 20% of Sinopec Chongqing Natural Gas Pipeline Co., Ltd., respectively. Guangxi Beibu Gulf International Port Group Co., Ltd. (廣西北部灣國際港務集團有限公司) holds 20% equity interest in Sinopec Beihai LNG Co., Ltd. Hebei Construction Investment Group Co., Ltd. (河北建設投資集團有限責任公司) holds 50% equity interest in Sinopec Hebei Construction Investment Natural Gas Co., Ltd. Guangxi Investment Group Co., Ltd. (廣西投資 集團有限公司) holds 35% equity interest in Guangxi Natural Gas Pipeline Co., Ltd. Henan Investment Group Co., Ltd. (河南投資集團有限 公司) and Puyang Investment Group Co., Ltd. (濮陽投資 集團有限公司) hold 30% and 5% equity interest in Sinopec Zhongyuan Natural Gas Co., Ltd., respectively.

Note 2:
As at 23 July 2020, Sinopec Zhongyuan Gas Storage Co., Ltd. (中石化中原儲氣庫有限責任公司) has not yet completed the change of the registration for industry and commerce in respect of the capital contribution from its shareholders on the Valuation Date. The registered capital shown in the industry and commerce registration is RMB350 million. In terms of shareholding structure, 100% equity interest of Sinopec Zhongyuan Gas Storage Co., Ltd. (中石化中原儲氣庫有限責任公司) is held by Sinopec Natural Gas.

As of the Latest Practicable Date, Sinopec Sichuan-East Gas Pipeline Co., Ltd. is not a subsidiary of the Company, while the other 7 target companies involving in the Sinopec Natural Gas Transaction are subsidiaries of the Company. After the closing of the Sinopec Natural Gas Transaction, the abovementioned 7 companies shall cease to be subsidiaries of the Company.

LETTER FROM THE BOARD

2.	Financial information of the Target Assets proposed to be disposed of by Sinopec Natural Gas
The financial information set out in the following table is extracted from the audited combined financial statements for the years 2018 and 2019:
Unit: RMB0’000
	As at 31 December 2019	As at 31 December 2018
Total assets	6,579,329.54	5,408,953.19
Total liabilities	2,976,285.08	2,185,204.98
Net assets	3,603,044.46	3,223,748.21

	For the year ended 31 December 2019	For the year ended 31 December 2018
Operating income	308,395.66	156,282.54
Total profit	221,613.38	64,435.16
Net profit after extraordinary gains and losses attributable to parent company	182,400.73	68,937.64

3.	Ownership of the Target Assets proposed to be disposed of by Sinopec Natural Gas
Sinopec Natural Gas has clear titles over the assets of subject companies to be disposed of. The assets are not mortgaged, pledged or subject to any situation which would limit their transfer. The assets are not involved in legal procedures such as lawsuit, arbitration, seizure and freezing as well as other situations which would obstruct the transfer of their titles.
4.	Waiver of rights of first refusal
For the Target Assets which are equity interests in subsidiaries and involve other shareholders’ waiver of rights of first refusal, Sinopec Natural Gas has obtained or is obtaining the written consents from other shareholders to waive their rights of first refusal.

LETTER FROM THE BOARD

(III)	KTS Transaction
1.	Basic information on Target Assets proposed to be disposed of by KTS Company
KTS Company proposes to transfer its 100% equity interest in Sinopec Yu Ji Company to PipeChina. Sinopec Yu Ji Company was established on 27 October 2014 with a registered capital of RMB1 billion. The registered address was No.15002, Century Avenue, Lixia District, Jinan City, Shandong. It principally engages in construction and operation of natural gas pipelines.
After the closing of the KTS Transaction, Sinopec Yu Ji Company shall cease to be a subsidiary of the Company.
2.	Financial information of the Target Assets proposed to be disposed of by KTS Company
The financial information set out in the following table is extracted from the audited financial statements for the years 2018 and 2019:
Unit: RMB0’000
	As at 31 December 2019	As at 31 December 2018
Total assets	404,329.84	425,460.32
Total liabilities	178,880.28	218,126.00
Net assets	225,449.56	207,334.32
	For the year ended 31 December 2019	For the year ended 31 December 2018
Operating income	73,782.63	82,843.58
Total profit	23,057.62	31,475.63
Net profit excluding extraordinary gains and losses	14,931.61	21,071.45
The 100% equity interest in Sinopec Yu Ji Company held by KTS Company has clear ownership and is not subject to any mortgage and any other transfer restrictions, with no involvement in any lawsuits, arbitrations or seizures, freezing and other judicial measures that have a significant impact on the Transaction, and there is no restriction on the transfer of ownership.

LETTER FROM THE BOARD

(IV)	Marketing Company Transaction
1.	Basic information on Target Assets proposed to be disposed of by Marketing Company
Marketing Company proposes to dispose of its refined oil pipeline assets to PipeChina, which refer to the refined oil pipeline transportation and related businesses held by six branch companies under Marketing Company, and include non-equity assets such as 41 refined oil pipelines and their auxiliary facilities, 4 oil storages, detachable oil transportation and production facilities of independent stations and non-independent stations, and pipeline inventory. As at 31 December 2019, the net book assets totaled RMB23,258,689,900.
2.	Financial information of Target Assets proposed to be disposed of by Marketing Company
The financial information set out in the following table is extracted from the audited combined financial statements for the years 2018 and 2019:
Unit: RMB0’000
	As at 31 December 2019	As at 31 December 2018
Total assets	3,220,946.17	2,600,754.92
Total liabilities	895,077.17	344,204.80
Net assets	2,325,868.99	2,256,550.12

	For the year ended 31 December 2019	For the year ended 31 December 2018
Operating income (Note 1)	–	–
Total loss	351,926.47	340,733.78
Net loss excluding extraordinary gains and losses	351,937.48	341,334.12

Note 1:
The revenue of the Target Assets to be disposed of in the Marketing Company Transaction has not been separately accounted for during the historical period, hence the financial statement does not include the amount of operating income.

3.	Ownership of the Target Assets proposed to be disposed of by Marketing Company
The assets disposed of by Marketing Company have clear ownership and are not subject to any mortgage, pledge and any other transfer restrictions, with no involvement in any lawsuits, arbitrations or seizures, freezing and other judicial measures that have a significant impact on the Transaction, and there is no obstruction to the transfer of ownership.

LETTER FROM THE BOARD

(V)	Shareholding Structure of Target Assets Before and After The Closing of The Transactions
Before the closing of the Transactions

China Petrochemical Corporation
68.77%
Sinopec Corp.
93.22%
Sinopec Xinjiang Coal-based SNG Transmission Pipeline Co., Ltd.
65%
Shandong Natural Gas Pipeline Company Limited
100%
Sinopec Pipeline Storage & Transportation Company
100%
Sinopec Natural Gas Limited Company
100%
China International United Petroleum & Chemicals Co., Ltd.
70.42%
Marketing Company
50%
Sinopec Sichuan-East Gas Pipeline Co., Ltd. (中石化川氣東送天然氣管道有限公司)
51%
Sinopec Chongqing Natural Gas Pipeline Co., Ltd. (中石化重慶天然氣管道有限責任公司)
100%
Sinopec Tianjin Natural Gas Pipeline Co., Ltd.
80%
Sinopec Beihai LNG Co., Ltd. (中石化北海液化天然氣有限責任公司)
50%
Sinopec Hebei Construction Investment Natural Gas Co., Ltd.
100%
Sinopec Zhongyuan Gas Storage Co., Ltd. (中石化中原儲氣庫有限責任公司)
55%
Guangxi Natural Gas Pipeline Co., Ltd. (廣西天然氣管道有限責任公司)
65%
Sinopec Zhongyuan Natural Gas Co., Ltd. (中石化中原天然氣有限責任公司)
100%
Sinopec Kantons International Limited
60.33%
Sinopec Kantons Holdings Limited
100%
KTS Company
100%
Sinopec Yu Ji Pipeline Company Limited (中石化榆濟管道有限責任公司)
100%
Refined oil pipeline assets

After the closing of the Transactions

LETTER FROM THE BOARD

(VI)	The Credit and Debt Arrangement Involved in the Transactions
For the Target Assets that are in equity form, as the Transactions will not change the independent legal person status of the companies under the Target Assets, the credits and debts of the companies will be continuously enjoyed and borne by such companies according to law before and after the Transactions.
For all credits included in the non-equity Target Assets involved in the Transactions, Marketing Company shall notify the corresponding debtors on a timely basis after 23 July 2020, and such credits shall be enjoyed by PipeChina from the Closing Date. For all debts included in the Target Assets, Marketing Company shall make its best reasonable efforts to obtain the consents of the corresponding creditors after 23 July 2020, and such debts shall be borne by PipeChina from the Closing Date. If such creditor ‘s consent cannot be obtained and a third-party claim needs to be satisfied under the contract, PipeChina and Marketing Company shall negotiate a solution in good faith.
As of the Announcement Date, Sinopec Corp. provided loans totaling approximately RMB7.2 billion for the branch companies and subsidiaries under the Target Assets. Sinopec Corp. is in the process of replacing the above-mentioned fund through loans from financial institutions and proposes to complete such replacement before the Closing Date.
VIII.	INFORMATION ABOUT THE PARTIES TO THE TRANSACTIONS
PipeChina
The Company has carried out necessary due diligence on the basic information of PipeChina. According to the information provided by PipeChina:
As of the Announcement Date, the basic information of PipeChina is as follows:
Name of company	:	China Oil & Gas Pipeline Network Corporation
Nature of enterprise	:	Limited liability company (solely state-owned)
Date of establishment	:	6 December 2019
Location of registration and principal office	:	Room 08-10, 6/F, Block A, 5 Dongtucheng Road, Chaoyang District, Beijing

Legal representative	:	Zhang Wei
Registered capital	:	RMB20 billion
Scope of business and core operations	:
Pipeline transportation; warehousing services; equipment import; technology import and export; technology research; information research and application; technology consulting, technology services, technology transfer, technology promotion. (For projects which are subject to approval pursuant to the law, business activities shall be undertaken based on the approved contents upon approval by the competent authorities)

Shareholder and actual controller	:	100% of equity interest are held by the State-owned Assets Supervision and Administration Commission of the State Council
According to the information provided by PipeChina, the financial information of PipeChina as of the indicated date/for the indicated period is as follows:

LETTER FROM THE BOARD

	As at 31 December 2019/for the year ended 31 December 2019	As at 31 March 2020/for the three months ended 31 March 2020

	RMB (Audited)	RMB (Unaudited)

Total assets	990,249,770.26	989,628,446.06
Net assets	978,933,870.26	978,757,977.11
Operating income	–	–
Net profit/(loss) before tax and extraordinary items	(21,066,129.74)	(175,893.15)
Net profit/(loss) after tax and extraordinary items	(21,066,129.74)	(175,893.15)
Upon the completion of the PipeChina Reorganisation, the registered capital of PipeChina is expected to be RMB500 billion, and each of the shareholders and their percentage of capital contribution are as follows:
No.	Name of shareholder	Percentage of capital contribution

1	PetroChina Company Limited	29.90%
2	China Chengtong Holdings Group Ltd.	12.87%
3	China Reform Holdings Corporation Ltd.	12.87%
4	National Council for Social Security Fund	10.00%
5	Sinopec Corp.	9.42%
6	China Insurance Investment Co., Ltd.	9.00%
7	Sinopec Natural Gas	4.58%
8	State-owned Assets Supervision and Administration Commission of the State Council	4.46%
9	CNOOC Gas & Power Group Limited	2.90%
10	China Investment International Limited	2.00%
11	Silk Road Fund Limited	2.00%

Note:	Aggregate percentage of capital contribution by Sinopec Corp. and Sinopec Natural Gas is 14%.
Among the above new investors, except PetroChina Company Limited (capital contribution in the form of oil and gas storage and transportation assets including natural gas pipelines, crude oil pipelines, refined oil pipelines, gas storages and oil storages), Sinopec Corp. (capital contribution in the form of oil and gas storage and transportation assets including natural gas pipelines, crude oil pipelines and oil storages), Sinopec Natural Gas (capital contribution in the form of oil and gas storage and transportation assets including natural gas pipelines, gas storages and LNG receiving stations) and CNOOC Gas & Power Group Limited (capital contribution in the form of oil and gas storage and transportation assets including natural gas pipelines and LNG receiving stations), other new investors make capital contribution in cash.

LETTER FROM THE BOARD

To the best knowledge, information and belief of the Directors after making all reasonable enquiries, as of the Latest Practicable Date, the Purchaser and its ultimate beneficial owner are independent third parties.
The Company
The Company is one of the largest integrated energy and chemical companies in China and is mainly engaged in the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre and other chemical products; the import and export, including import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.
Sinopec Natural Gas
Sinopec Natural Gas, a company established in the PRC with limited liability, is engaged in the construction, operation and management of natural gas pipelines, LNG receiving stations, gas storage centres and other natural gas storage facilities of Sinopec Corp., development of natural gas market and sales operation management, management of natural gas sales business of oil gas field companies, as well as management of joint cooperation with local pipeline networks and points of sales.
KTS Company
KTS Company, a limited liability company incorporated in Hong Kong, is mainly engaged in the provision of natural gas pipeline transmission services, the operation of crude oil and oil products terminals and their ancillary facilities. KTS Company is a wholly-owned subsidiary of Sinopec Kantons.
Marketing Company
Marketing Company, a sino-foreign joint venture established in the PRC, is engaged in storage and transportation, retail sale and direct sale of refined oil, natural gas and fuel oil products, as well as non-fuel operation such as operation of convenience stores, vehicle service and online and offline retail service. It is the largest refined oil distributor in the PRC and owns the largest nationwide retail convenience store network.
IX.	IMPLICATIONS OF THE LISTING RULES
The Transactions comprise disposal of assets and subscription of the registered capital of PipeChina. As the highest applicable percentage ratio in respect of disposal of assets under the Transactions exceeds 25% but falls below 75% under the Hong Kong Listing Rules, the transactions for disposal of assets constitute major transactions of the Company and are subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the subscription of the registered

LETTER FROM THE BOARD

capital of PipeChina under the Transactions exceeds 5% but falls below 25%, the subscription of the registered capital of PipeChina constitutes discloseable transactions of the Company, and is subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.
As such, the Transactions as a whole are subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Hong Kong Listing Rules.
Two of the incumbent senior management of PipeChina served as directors and/or senior management of the Company in the 12 months prior to the Announcement Date, according to the Shanghai Listing Rules, PipeChina is a related legal person of Sinopec Corp. Therefore, the Transactions constitute related party transactions of the Company under the Shanghai Listing Rules. However, none of the Directors is required to abstain from voting at the board meeting under the Shanghai Listing Rules. Meanwhile, as China Petrochemical Corporation is not a related shareholder under the Shanghai Listing Rules in the Transactions, it is not required to abstain from voting at the general meeting. The Transactions do not constitute connected transactions of the Company under the Hong Kong Listing Rules.
X.	RISKS OF THE TRANSACTIONS
The Transactions are subject to approval for concentrations of undertakings by the State Administration for Market Regulation and approvals by other authorities. If the above approvals or consents are not obtained for the Transactions, the Transactions will be negatively affected or the Transactions cannot be completed.
EXTRAORDINARY GENERAL MEETING
The second extraordinary general meeting for the year 2020 of Sinopec will be held at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing on Monday, 28 September 2020 at 9:00 a.m. for shareholders to consider and, if thought fit, approve the Transaction Agreements and the Transactions contemplated thereunder. Notice of convening the EGM is set out on pages N-1 to N-3 of this circular.
To the best knowledge, information and belief of the Directors after making all reasonable enquiries, none of the Shareholders is required to abstain from voting on the resolution proposed at the EGM.
A form of proxy for use in connection with the EGM will be despatched to Shareholders with this circular. Whether or not you are able to attend the EGM, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the EGM(i.e. before 9 a.m. on 27 September
2020). For H Shareholders, the proxy forms should be returned to the Company’s H Share Registrar, Hong Kong Registrar Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong). Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned EGM should you so wish.
Shareholders (or their proxies) will vote by poll.

LETTER FROM THE BOARD

RECOMMENDATION
The Board considers that the Transaction Agreements and the Transactions contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the resolution to be proposed at the EGM.
Shareholders of the Company, holders of American Depositary Shares, and potential investors should note that the closing of the Transactions is subject to the fulfilment (or exemption, if applicable) of the aforementioned certain conditions, therefore, there is no guarantee that the Transactions will be closed. Shareholders of the Company, holders of American Depositary Shares and potential investors should exercise caution when dealing in the shares, American Depositary Shares or other securities of the Company.

APPENDIX I	SUMMARY OF VALUATION REPORTS

The following is the summary of the asset valuation reports prepared by the Valuer and issued on 23 July 2020. The summary of the asset valuation reports were prepared in Chinese and their English version is a translation of the original. In case of discrepancies between the two versions, the Chinese version shall prevail.
PROPOSED PROJECT OF CHINA OIL & GAS PIPELINE NETWORK CORPORATION TO PURCHASE OIL AND GAS PIPELINE AND RELATED ASSETS OF CHINA PETROLEUM & CHEMICAL CORPORATION, SINOPEC NATURAL GAS LIMITED COMPANY, SINOPEC MARKETING CO., LIMITED AND SINOMART KTS DEVELOPMENT LIMITED BY WAY OF ISSUANCE OF ADDITIONAL SHARES AND CASH PAYMENT
Asset Valuation Report
CUAAG [2020] 896、897、898、899
Summary
China Petroleum & Chemical Corporation:
Sinopec Natural Gas Limited Company:
Sinopec Marketing Co., Limited:
Sinomart KTS Development Limited:
Under your commission and in accordance with relevant laws, regulations and asset appraisal standards, China United Assets Appraisal Group Co., Ltd. has carried out the appraisal on the market value of oil and gas pipeline and related assets of China Petroleum & Chemical Corporation and the other three companies proposed to be purchased by China Oil & Gas Pipeline Network Corporation by way of issuance of additional shares and cash payment (the “Project”) on the Appraisal Date, i.e. December 31, 2019 using the asset-based approach and the income approach. We hereby report relevant information of asset appraisal as follows:
I.	CLIENTS, TARGET COMPANIES AND OTHER USERS OF THIS ASSETS VALUATION REPORT
(I)	Profile of the Clients and Target Companies
1.	China Petroleum & Chemical Corporation (hereinafter referred to as “Sinopec Corp.”)
Domicile: 22, Chaoyangmen North Street, Chaoyang District, Beijing
Legal Representative: Zhang Yuzhuo
Registered Capital: RMB121,071.2096 million
Company Type: Other limited company (listed)
Date of Establishment: February 25, 2000
Unified Social Credit Code: 91110000710926094P

APPENDIX I	SUMMARY OF VALUATION REPORTS

2.	Sinopec Natural Gas Limited Company (hereinafter referred to as “Sinopec Natural Gas”)
Domicile: 6/F, Building 1, A67, Ande Road, Xicheng District, Beijing
Legal Representative: Gao Aihua
Registered Capital: RMB500 million
Company Type: Limited liability company (Sole proprietorship)
Date of Establishment: December 1, 2009
Unified Social Credit Code: 91110000697668878M
3.	Sinopec Marketing Co., Limited (hereinafter referred to as “Sinopec Marketing”)
Domicile: 18/F, 22, Chaoyangmen North Street, Chaoyang District, Beijing
Legal Representative: Zhao Rifeng
Registered Capital: RMB28,403 million
Company Type: Joint stock company with limited liabilities (Sino-foreign joint venture, unlisted)
Date of Establishment: March 15, 1985
Unified Social Credit Code: 91110000100003102B
4.	Sinomart KTS Development Limited (hereinafter referred to as “Sinomart KTS”)
Company Address: 34/F, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong,
Authorized Share Capital: HK$185,260,050
Economic Nature: General Trading
Business Registration Certificate No: 11989738
(II)	Overview of Target Assets
1.	Sinopec Corp.
(1)	Composition of pro-forma accounting entity
The Target Companies and appraisal scope are the assets and liabilities related to the pipeline transportation business of China Petroleum & Chemical Corporation, specifically the natural gas, crude oil pipeline transportation related business held by three long-term equity investment companies. The basic information is as follows:
Table 1-1 Book value of equity under long-term equity investments
Currency Unit: RMB Ten Thousand
No.	Name (full name) of invested entity	Shareholding proportion	Book value

1	Sinopec Xinjiang Coal-based SNG Transmission Pipeline Co., Ltd.	93.22%	314,662.80
2	Shandong Natural Gas Pipeline Company Limited	65.00%	83,757.60
3	Sinopec Pipeline Storage & Transportation Co., Ltd.	100.00%	2,274,373.05

	Total		2,672,793.45

APPENDIX I	SUMMARY OF VALUATION REPORTS

(2)	Asset, financial and operating status
As of the Appraisal Date of December 31, 2019, as shown in the pro-forma consolidated statements of assets and liabilities included in the scope of this appraisal, total assets were RMB50,412.47 million, total liabilities were RMB23,099.44 million, and net assets attributable to parent company were RMB26,573.09 million.
As of the Appraisal Date of December 31, 2019, as shown in the pro-forma statements of parent company included in the scope of this appraisal, total assets were RMB26,727.93 million, total liabilities were nil, and net asset were RMB26,727.93 million.
2.	Sinopec Natural Gas
(1)	Composition of pro-forma accounting entity
The Target Companies and appraisal scope are all assets and liabilities related to the pipeline transportation business of Sinopec Natural Gas Limited Company, comprising the natural gas pipeline transportation, gas storages and LNG terminals related businesses held by eight companies under long-term equity investments. The basic information is as follows:
Table 1-2 Book value of equity under long-term equity investment
Currency Unit: RMB Ten Thousand
No.	Name (full name) of invested entity	Shareholding proportion	Book value

1	Sinopec Zhongyuan Gas Storage Co., Ltd.	100.00%	383,825.88
2	Sinopec Tianjin Natural Gas Pipeline Co., Ltd.	100.00%	383,958.48
3	Sinopec Sichuan-East Gas Pipeline Co., Ltd.	50.00%	2,374,000.68
4	Sinopec Chongqing Natural Gas Pipeline Co., Ltd.	51.00%	46,833.30
5	Sinopec Zhongyuan Natural Gas Co., Ltd.	65.00%	48,750.00
6	Guangxi Natural Gas Pipeline Co., Ltd.	65.00%	39,650.00
7	Sinopec Hebei Construction Investment Natural Gas Co., Ltd.	50.00%	94,750.00
8	Sinopec Beihai LNG Co., Ltd.	80.00%	47,520.00

	Total		3,419,288.34

APPENDIX I	SUMMARY OF VALUATION REPORTS

(2)	Asset, financial and operating status
As of the Appraisal Date of December 31, 2019, as shown in the pro-forma consolidated statements of assets and liabilities included in the scope of this appraisal, total assets were RMB65,793.30 million, total liabilities were RMB29,762.85 million, net assets were RMB36,030.44 million, and net assets attributable to parent company were RMB33,974.77 million.
As of the Appraisal Date of December 31, 2019, as shown in the pro-forma statements of parent company included in the scope of this appraisal, total assets were RMB34,192.88 million, total liabilities were nil, and net assets were RMB34,192.88 million.
3.	Sinopec Marketing
(1)	Composition of pro-forma accounting entity
The Target Companies and appraisal scope are the assets and liabilities related to the pipeline transportation business of Sinopec Marketing Co., Limited, comprising the refined oil pipeline transportation related business held by Sinopec Marketing Co., Limited East China branch company, Sinopec Marketing Co., Limited North China branch company, Sinopec Marketing Co., Limited Central China branch company, Sinopec Marketing Co., Limited South China branch company, Sinopec Marketing Co., Limited Fujian Oil branch company, and Sinopec Marketing Co., Limited Zhejiang Oil branch company.
(2)	Asset, financial and operating status
As of the appraisal date of December 31, 2019, as shown in the pro-forma statements of parent company included in the scope of this appraisal, total assets were RMB32,209.46 million, total liabilities were RMB8,950.77 million, and net assets were RMB23,258.69 million.
4.	Sinopec Yu Ji Pipeline Company Limited (“Sinopec Yu Ji”)
(1)	Composition of pro-forma accounting entity
Sinopec Yu Ji Pipeline Company Limited (“Sinopec Yu Ji”) is a wholly-owned subsidiary of Sinomart KTS Development Limited. The Target Companies and appraisal scope are the assets and liabilities related to the pipeline transportation business of Sinopec Yu Ji, comprising Yu Ji natural gas pipeline transportation related business.
(2)	Asset, financial and operating status
As of the appraisal date of December 31, 2019, the Target Company had total assets of RMB4,043.30 million, total liabilities of RMB1,788.80 million and net assets of RMB2,254.50 million.

APPENDIX I	SUMMARY OF VALUATION REPORTS

II.	PURPOSE OF APPRAISAL
China Oil & Gas Pipeline Network Corporation intends to purchase oil and gas pipeline and related assets from China Petroleum & Chemical Corporation, Sinopec Natural Gas Limited Company, Sinopec Marketing Co., Limited and Sinomart KTS Development Limited by way of issuance of additional shares and cash payment.
This appraisal aims to reflect the market value of the identified oil and gas pipeline and related assets from China Petroleum & Chemical Corporation and the other three companies as of the Appraisal Date, so as to provide value reference for the aforesaid economic activities.
III.	TYPE OF VALUE AND DEFINITION
Based on the purpose of this appraisal, the type of value herein shall refer to market value.
Market value refers to the price at which the appraisal target would be traded between a willing buyer and a willing seller acting reasonably at arm’s length, when neither is under compulsory to buy or sell on the Appraisal Date.
IV.	APPRAISAL DATE
The Appraisal Date for the assets in the Project is December 31, 2019.
V.	APPRAISAL APPROACH
(I)	Selection of Appraisal Approaches
According to the regulations of the Standard for Assets Appraisal, appraisers may adopt three methods, i.e. the income approach, the market approach and the asset-based approach, for appraisal of enterprise value (EV). Income approach refers to the approach of discounting prospective earnings of the Target Companies as per a certain discount rate or capitalization rate into present value (PV). It emphasizes the overall expected profitability of the Target Companies, following the concept of “making money from capital invested” to assess the overall valuation. The basic conditions to apply such method include: the Target Companies continue as ongoing concern, a relatively stable and reasonable correspondence between operation and income, and predictable and quantifiable future income as well as associated risks. The market approach adopts market comparison methodology, by comparing the appraisal target with a listed company or comparable transaction case, and subject to necessary adjustments, to determine the value of the target. The asset-based approach refers to the approach to determine the value of the appraisal target based on the reasonable appraisal of all the assets and liabilities of the enterprise.
The asset-based approach reflects the value of an enterprise’s assets and liabilities from an acquisition and construction perspective, providing basis to perform its operation, management and evaluation of which the economic activities have been carried out. Therefore, the asset-based approach is suitable for this appraisal.

APPENDIX I	SUMMARY OF VALUATION REPORTS

The scope of this appraisal includes oil and gas pipeline and related midstream assets held by the Target Companies, which have historically maintained stable operation and have sound profitability as well as sustainable development and profitability in the foreseeable future. The future financial incomes and risks can be quantitatively analyzed with reference to historical data and current situation of the Target Companies. Therefore, the income approach is suitable for this appraisal.
The assets included the scope of this appraisal are oil and gas pipelines and related assets. The nature of the assets represents certain differences from other enterprises in terms of, among others, asset size, asset location, operating characteristics and profitability. As it is difficult to find any precedent transactions or listed companies whose value are the same as or similar to the Target Companies as references, the market approach is not selected in this appraisal.
In summary, we have adopted the asset-based approach and income approach for this appraisal.
(II)	Brief introduction to Asset-based Approach
Asset-based approach refers to the appraisal method of determining the value of the Target Companies on the basis of reasonably appraising the value of various assets and liabilities thereunder. The appraisal methods for various assets are as follows:
1.	Long-term equity investments
Firstly, the appraisers verify the book value and actual conditions of the long-term equity investments, and review investment agreements, resolutions of shareholders’ meetings, articles of association and relevant accounting records, in order to determine the authenticity and integrity of the long-term equity investments. Subsequently, they appraise the invested entities on such basis. Depending on the specific conditions of each long-term equity investment, the appraisers adopt appropriate appraisal methods accordingly.
The appraisal method for each long-term equity investment was determined according to the specific condition of each invested entity, details of which are as follows:
For holding subsidiaries that have control and are included in the scope of consolidated statements as well as share-holding subsidiaries not included in the scope of consolidated statements but capable of carrying out overall appraisal work, assets of such entities were evaluated as a whole. Appraisal value of long-term equity investment = Net assets of the invested entity after overall appraisal × shareholding percentage
When determining the appraisal value of long-term equity investments, the appraisers did not take into account the premium and discount caused by factors such as differentiation between controlling stake and minority stake, nor the impact of equity liquidity on the appraisal results.

APPENDIX I	SUMMARY OF VALUATION REPORTS

2.	Fixed assets – Long-distance oil and gas pipelines
For the purpose of this appraisal, the appraisers, working on the basis of the principle of going-concern, the basis of market prices and taking into account the characteristics of the equipment and the data/information collected included in the appraisal scope, mainly adopted the replacement cost method for the appraisal.
(1)	Determination of full replacement cost of long-distance oil and gas pipelines
Full replacement cost = Main material expenses (excluding tax) + Construction & installation expenses (tax exclusive) + Preliminary expenses (excluding tax) + Compensation expenses + Capital cost
①	Main material expenses = Material consumption × Unit price of materials
After inquiry with the manufacturers of main pipe materials and pipe fittings and taking into account market transaction prices of various companies in recent years, the appraisers determined the purchase costs (including material transportation and miscellaneous expenses), production costs, anti-corrosion costs, finished product transportation expenses and other expenses of finished pipeline materials, and then comprehensively determined the unit price index of materials per kilometer of pipeline.
②	Cost of construction and installation projects
According to the Notice of the Ministry of Finance of the PRC and the State Administration of Taxation of the PRC on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner (Cai Shui [2016] No. 36) (《關於全面推開營業稅改徵增值稅試點的通知》 (財稅[2016]36號)), effective May 1, 2016, the pilot program of replacing business tax with value-added tax (VAT) shall be implemented across the country. All business tax taxpayers in the construction industry, real estate industry, financial industry, and life service industry were included in the scope of the pilot program. The payment of business tax under the pilot program shall be replaced by the payment of VAT. As the value-added input tax paid for the fixed assets purchased by enterprises meeting the regulations are deductable (including the import VAT for imported equipment), the appraisers adopted tax-exclusive prices to determine the replacement value of the Project.
In this appraisal, for projects with complete data of final (settlement) accounting for project completion, the appraisers adopted the ‘Settlement Data Adjustment Method’, which refers to the determination of replacement cost on the Appraisal Date after adjusting the price difference based on the data of the final settlement for project completion. For certain assets with missing project data, the appraisers adopted the
‘Estimated Consumption Index Adjustment Method’, which refers to the determination of the replacement cost on the appraisal date after adjusting the price difference based on the current market unit prices by referring to the unit project consumption under the same/similar pipe diameters, topography and construction

APPENDIX I	SUMMARY OF VALUATION REPORTS

conditions; or, the appraisers used the ‘Building Element Price Index Adjustment Method’, which refers to the measurement of the project cost change index through the statistical comparative analysis of the proportions of manpower-material-machine in the existing pipeline settlement data.
The appraisers determined the consumption information in the above approach, and applied the Budget Quota of Petroleum Construction and Installation Projects (2013) (《石油建設安裝工程預算定額》 (2013)) and the Budget Estimate Index of Petroleum Construction and Installation Projects (2015) (《石油建設安裝工程概算指 標》 (2015)) and their supporting project cost quota; the Quota of Application Database of Petrochemical Building Budget Compilation (2017); the comprehensive quota and budgetary estimate quota in the Application Database of Petrochemical Building Budget Compilation (2014) (《石油化工建築概預算編製應用數據庫》 (2014)); the quota in the Price List of Consumption Quota for Petroleum Construction and Installation Projects (2016) (《石油建設安裝工程消耗量 定額價目表》 (2016)); and the quota in the Budget Quota for Long-distance Pipeline Maintenance and Repair Projects (2018) (《長輸管道檢修維修工程預算定額》 (2018)), etc.. For housing buildings, the appraisers made reference to the local Budget Quota for Construction Projects and relevant charging documents. For special crossing projects, the appraisers adopted relevant quotas of other industries. Reference documents also included various documents related to project costs issued by the Target Companies in recent years, such as Document No. [2019] 355 and Document No. [2012] 534 issued by CNPC Planning Department on printing and distributing the Regulations on Other Costs and Related Costs of Construction Projects of China National Petroleum Corporation (CNPC) ( 《中國石油天然氣集團公司建設項目其他費用和相關費用規 定》), as well as relevant guidance documents issued by CNPC since 2015 on the suggested adjustment coefficients of priced material costs and machinery costs for the current year. The appraisers then adjusted the engineering project elements according to market inquiries and finally determined the construction project costs.
③	Preliminary and other expenses
Preliminary expenses: Based on amount actually incurred by each Target Company, and taking into account the increase or decrease of relevant additional charges by the state. For determination of local expenses, the appraiser reviewed the relevant charges outlined in the relevant local regulation.
Preliminary and other expenses mainly include feasibility study fees, project construction management fees, survey and design fees, project supervision fees, and joint commissioning fees, etc.

APPENDIX I	SUMMARY OF VALUATION REPORTS

④	Compensation expenses
Compensation expenses involved in long-distance pipeline networks mainly include three types of expenses: permanent land occupation compensation expenses, temporary compensation expenses, and right-to-pass compensation expenses. Wherein:
Compensation expenses for permanent land occupation: mainly include compensation expenses for permanent land occupation for stations and valve rooms as well as compensation expenses for land occupation for the accompanying roads, three types of pillars, and warning signs. Wherein, the value of the compensation expenses for permanent land occupation are calculated in the value of intangible assets, and the compensation expenses for land occupation for accompanying roads and warning signs are generally taken as Class II expenses to be accounted for in the book value of fixed assets.
Temporary compensation expenses: mainly refer to the compensation expenses for temporary occupation of land and removal of objects on the ground in trench operation zones during construction. The expenses for temporary land occupation do not meet the confirmation conditions for intangible assets – land use right because the land use right has not been transferred in the end, therefore, such expenses are generally amortized into book value of fixed assets as Class II expenses.
Generally, the right-to-pass compensation expenses mainly occur during the construction of a crossing project (such as highway crossing, railway crossing, river crossing, etc.), when such crossing project affects the interests of local stakeholders, and such expenses are generally included in the book value of fixed assets.
As for the compensation expenses for long-distance pipelines in this appraisal, the appraisers calculated the necessary costs on the appraisal date by the land price index adjustment method.
⑤	Cost of capital
Cost of capital is calculated according to the overall reasonable construction period of a project, and the appraisers calculated the reasonable cost of capital according to the quoted interest rate on loan market published by the National Interbank Funding Center of the PRC on December 20, 2019.

APPENDIX I	SUMMARY OF VALUATION REPORTS

(2)	Determination of newness rate
Through field investigation, the appraisers understood the working environment and existing technical status of long-distance pipelines, consulted recent technical data, relevant repair records, operation records, and periodic inspection reports, etc., and combined with industry experience and statistical data, to determine the remaining serviceable years and the newness rate. The calculation formula is:
Newness rate = Remaining serviceable years/(Remaining serviceable years + Used years) × 100%
Wherein, the following main factors are taken into account for the judgment and determination of the remaining service life:
The difference between the design life of a pipeline upon its construction and its serviced life;
Cost and time for update and overhaul of a pipeline;
Operation records, periodic inspection reports and remaining life prediction reports of a pipeline, etc.
3.	Intangible assets – Land use right
For the intangible assets – land use rights included in the scope of this appraisal, the appraisers analyzed the applicability of different appraisal methods, as well as the location, land use nature, utilization conditions and local land market conditions of the Target Companies, and finally determined reasonable appraisal ideas and methods.
(1)
For those that can be appraised together with houses and buildings or investment real estates, the appraisers no longer appraise the value of land use rights separately, and their value is included in the appraisal value of corresponding houses and buildings or investment real estates;

(2)
For the land use rights needed to be appraised separately, the appraisers determined the appraisal method separately according to the characteristics such as the type of land use right and the basic data of land price appraisal. The specific method and process are as follows:

For transferred lands, according to the requirements of the Practice Standards for Asset Appraisal-Real Estate (《資產評估執業準則–不動產》) and the Regulations for Valuation on Urban Land (《城鎮土地 估價規 程》), the appraisers selected the market comparison method, the benchmark land price coefficient correction method and the cost approximation method for appraisal;

APPENDIX I	SUMMARY OF VALUATION REPORTS

For allocated lands, if there are conditions for direct appraisal, for instance, existence of comparable local cases of allocated land transactions, applicable benchmark land prices for allocated land, and land acquisition cases for reference, the appraisers in this appraisal selected the corresponding appropriate method (market comparison method, benchmark land price coefficient correction method, cost approximation method) to directly determine the value of allocated land; for those that do not meet the conditions for direct appraisal, the appraisers in this appraisal determined the value of allocated land by the indirect estimation method, namely, first estimating the value of the corresponding transferred land and then deducting the land transfer fee.
Specific methods are introduced as follows:
A.
Market Comparison Method: A method in which, according to the principle of market substitution, the appraisers compare the land parcel to be appraised with the similar land use rights which are substitutable and traded in the market on recent dates close to the appraisal date, and make appropriate amendments to the transaction prices of similar land use rights, so as to estimate the objective and reasonable price of the land parcel to be appraised.

B.
Benchmark Land Price Coefficient Correction Method: A method in which the appraisers use the appraisal results such as urban benchmark land prices and the table of benchmark land price correction coefficients, compare the regional conditions and individual conditions of the land parcel to be appraised with the average conditions of the subject region according to the principle of substitution, and select the corresponding correction coefficient according to the correction coefficient table to correct the benchmark land price, and then obtain the price of the land parcel to be appraised on the appraisal date.

C.
Cost Approximation Method: An appraisal method in which the appraisers determine the land price based on the sum of various objective costs for land development, plus objective profits, interest, taxes payable and land appreciation.

(III)	Brief introduction to the Income Approach
1.	Overview
According to the relevant regulations of state administration authorities of the PRC, the Practice Standards for Asset Appraisal-Enterprise Value as well as international and domestic appraisal practices for similar transactions, the appraisers estimated the equity capital value of Target Companies using the Discounted Cash Flow (DCF) method according to the income approach.
DCF is a method to appraise the asset value by discounting the expected future net cash flows of the Target Companies to a present value. The basic principle of this method aims to obtain the appraisal value by estimating the expected future net cash flows of the assets and converting them into a present value by applying an appropriate discount rate. The basic conditions for its application are: Target Companies have basis for continuous operation,

APPENDIX I	SUMMARY OF VALUATION REPORTS

relatively stable correlation between operation and income, and future income and risks are predictable and quantifiable. The greatest difficulty in using the DCF approach lies in the projection of expected future cash flows (EFCFs) as well as the objectivity and reliability of data collection and processing. When the projection of EFCFs is objective and fair, and the discount rate is reasonable, the valuation result will be adequately objective.
2.	Considerations for Appraisal
According to the due diligence findings, asset composition, and the characteristics of principal business of subject entities, the appraisers in this appraisal predict equity capital value on the basis of financial statements of subject entities. The basic principles are as follows:
(1)
For assets and principal businesses included in the financial statements, the appraisers predict the expected income (net cash flows) according to the changing trends of historical operating conditions in recent years and business types, and discounted net cash flows to obtain the value of operating assets;

(2)
Current assets (liabilities), such as receivables and dividend payable on the appraisal date, which are included in the scope of financial statements but not taken into account in the projections of expected income (net cash flows), and non-current assets (liabilities), such as idle equipment and construction in progress without booking income, are defined as surplus or non-operating assets (liabilities) on the appraisal date, and their values are measured separately;

(3)
The enterprise value (EV) of the Target Companies are obtained by summing the values of the aforesaid assets and liabilities, and the value of shareholder ‘s equity of the Target Companies is obtained after deducting the value of interest-paying debts.

3.	Appraisal Model
(1)	Basic Model
The basic model for this appraisal is:
E = B – D – M     (1)
Wherein:
E: Value of shareholders’ equity (net assets) of the Target Companies attributable to parent company;
B: Overall value of the Target Companies;
B = P + I + C     (2)

APPENDIX I	SUMMARY OF VALUATION REPORTS

P: Value of operating assets of Target Companies;
Wherein:
Ri: Expected income of the Target Companies in the ith year in future (free cash flows);
r: Discount rate;
n: Future operating period of Target Companies;
I: Long-term investment value of Appraised Subject on the appraisal date;
C: Value of surplus or non-operating assets (liabilities) of the Target Companies on the appraisal date;
C = C1 + C2     (4)
C1: Value of current surplus or non-operating assets (liabilities) of the Target Companies on the appraisal date;
C2: Value of non-current surplus or non-operating assets (liabilities) of the Target Companies on the appraisal date;
D: Value of interest-bearing debts of the Target Companies;
M: Value of shareholders’ equity (net assets) the Target Companies entities attributable to minority shareholders;
(2)	Income Indicators
In this appraisal, the appraisers used the free cash flows of the Target Companies as the income indicator of its operating assets, which is basically defined as:
R = Net profit + Depreciation and amortization + Interest on interest-bearing debts after deducting taxes – Additional working capital (5)
The appraisers predicted the Target Companies’ future free cash flow based to the historical performance and the future outlook of the Target Companies. The appraisers then discounted and summed up the free cash flows in the future operating period, and calculate the value of operating assets of the Target Companies.

APPENDIX I	SUMMARY OF VALUATION REPORTS

(3)	Discount Rate
In this appraisal, the appraisers determined the discount rate (r) by adopting the Weighted Average Cost of Capital (WACC) model:
r = rd × wd + re × we     (6)
Wherein:
Wd: Debt ratio of the Target Companies;
Wd = D/(E+D)    (7)
We: Equity ratio of the Target Companies;
We = E/(E+D)     (8)
rd: Interest rate of interest-bearing debts after income tax;
re: Cost of equity capital; In this appraisal, cost of equity capital (re) is determined by the Capital Asset Pricing Model (CAPM);
re  = rf  +   e  × (rm  – rƒ) + +          (9)
Wherein:
rf: Risk-free rate of return;
rm: Market-expected rate of return;
+: Characteristic risk adjustment factor of the Target Companies;
e: Expected market risk factor of the equity capital of the Target Companies;

APPENDIX I	SUMMARY OF VALUATION REPORTS

u: Expected unlevered market risk factor of comparable companies;
t: Expected market average risk factor of stocks (assets) of comparable companies;
Wherein:
K: Expected average risk value of stock market in the future, for which it normally assumes that K=1;
x: Historical market average risk factor of stocks (assets) of comparable companies;
Di, Ei: Interest-bearing liabilities and equity capital of comparable companies, respectively.
VI.	APPRAISAL ASSUMPTIONS
In this appraisal, appraisers have followed the following appraisal assumptions:
(I)	General Assumption
1.	Transaction Assumption
The Transaction Assumption assume that all assets to be appraised are already in the process of being transacted, and the appraisers simulate the market for appraisal according to the transaction conditions of the assets to be appraised. The Transaction Assumption is one of the most fundamental assumptions for the performance of asset appraisal.
2.	Open Market Assumption
The Open Market Assumption assumes that, with respect to assets traded or to be traded in the market, both parties of asset trading have equal status and have the opportunity and time to obtain sufficient market information, so as to make rational judgments on the functions, use and transaction price of the subject assets. The Open Market Assumption is based on the fact that the subject assets can be publicly traded in the market.

APPENDIX I	SUMMARY OF VALUATION REPORTS

3.	Going-concern Assumption
The Going-concern Assumption refers to such an assumption that, the subject assets will continue to be used as per its current purpose and the manner, size, frequency and environment of use, or continue to be used on the basis of certain change therein, and the appraisers determine the method, parameters and basis for appraisal accordingly.
(II)	Specific Assumptions
1.	There is no significant change in China’s current macroeconomic, financial and industrial policies;
2.	There is no significant change in other social and economic environment where the Target Companies are located and other policies (such as tax policies and tax rates) implemented thereby;
3.	The future operation and management team of the Target Companies will be diligent in their duties, and continue to maintain the existing operation ideas and continue to operate the subject entities;
4.	All assets in this appraisal are based on the actual inventory on the Appraisal Date, and the current market price of related assets are based on the domestic effective price on the Appraisal Date;
5.	The basic data/information and financial data/information provided by the Clients and Target Companies are true, accurate, and complete;
6.
The appraisal scope is only subject to and based on the Appraisal Declaration Form provided by the Clients and the Target Companies, without taking into account the contingent assets and contingent liabilities that may exist outside the list provided by the Clients and the Target Companies;

7.
In light of potential frequent changes or significant changes in the monetary funds or bank deposits of the Target Companies in the course of operation, the appraisers did not take into account the interest income generated by the deposits, nor the uncertain gains and losses such as exchange gains and losses. In the event of any changes in the aforesaid conditions, the Appraisal Results will generally become invalid;

8.	It is assumed that the cash inflows and outflows of the Target Companies after the Appraisal Date are average inflows and outflows.

APPENDIX I	SUMMARY OF VALUATION REPORTS

VII.	APPRAISAL CONCLUSION
(I)	Appraisal Results
After performing appraisal procedures including inventory verification, onsite inspection, market survey and confirmatory inquiries, and appraisal assessment, based on the future development trends and business plans provided by managements of the Target Companies, as well as on the premise of meeting the relevant appraisal assumptions, the difference in appraisal results for adopting two appraisal methods has been analysed, and the income approach has been adopted for appraisal as below:
1.	Sinopec Corp.
Book value of net assets: RMB26,727.93 million; appraisal value of net assets: RMB47,112.52 million; value increase: RMB20,384.58 million; appreciation rate: 76.27%.
2.	Sinopec Natural Gas
Book value of net assets: RMB34,192.88 million; appraisal value of net assets: RMB41,508.98 million; value increase: RMB7,316.09 million; appreciation rate: 21.40%.
3.	Sinopec Marketing
Book value of net assets: RMB23,258.69 million; appraisal value of net assets: RMB30,813.13 million; value increase: RMB7,554.44 million; appreciation rate: 32.48%.
4.	Sinopec Yu Ji
Book value of net assets: RMB2,254.50 million; Appraisal value of net assets: RMB3,220.39 million; value increase: RMB965.89 million; appreciation rate: 42.84%.
(2)	Analysis of Appreciation
The oil and gas pipeline and related assets held by the Target Companies identified in the scope of this profit forecast operate normally; the oil and gas resources and downstream demand are resilient; and the future income is expected to be stable and predictable. The appraisal results include the values of all intangible and tangible assets that can generate profits for the Target Companies, which objectively reflect the value of the Target Companies, and the value appreciation is reasonable.

APPENDIX II	REPORT FROM PRICEWATERHOUSECOOPERS IN RELATION TO DISCOUNTED FUTURE ESTIMATED CASH FLOWS

The following is the text of a report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in the Announcement and this circular.
INDEPENDENT REPORTING ACCOUNTANT’S ASSURANCE REPORT ON THE CALCULATIONS OF DISCOUNTED FUTURE ESTIMATED CASH FLOWS IN CONNECTION WITH THE BUSINESS VALUATIONS OF THE OIL AND GAS PIPELINE-RELATED ASSETS OF CHINA PETROLEUM & CHEMICAL CORPORATION TO BE TRANSFERRED TO CHINA OIL & GAS PIPELINE NETWORK CORPORATION
TO THE BOARD OF DIRECTORS OF CHINA PETROLEUM & CHEMICAL CORPORATION
We have completed our assurance engagement to report on the calculations of the discounted future estimated cash flows on which the business valuations prepared by China United Assets Appraisal Group Co., Ltd. dated 23 July 2020 in respect of the appraisal of the fair values as at 31
December 2019 of (i) the oil and gas pipeline assets held by China Petroleum & Chemical Corporation (the “Company”), (ii) the refined oil pipelines and other assets held by Sinopec Marketing Co., Limited, (iii) the oil and gas pipeline assets held by Sinopec Natural Gas Limited Company, and (iv) the natural gas pipelines and other assets of Sinopec Yu Ji Pipeline Company Limited held by Sinomart KTS Development Limited (collectively, the “Target Assets”) to be transferred to China Oil & Gas Pipeline Network Corporation (the “Valuations”) are based.
The summary of the Valuations is set out in Appendix IV of the announcement of the Company dated 23 July 2020 (the “Announcement”) in connection with the transfer of the Target Assets and subscription of the registered capital of China Oil & Gas Pipeline Network Corporation. The Valuations based on the discounted future estimated cash flows is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).
Directors’ Responsibility for the Discounted Future Estimated Cash Flows
The directors of the Company are responsible for the preparation of the discounted future estimated cash flows in accordance with the bases and assumptions determined by the directors and as set out in in Appendix I of the Announcement. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future estimated cash flows for the Valuations and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

APPENDIX II	REPORT FROM PRICEWATERHOUSECOOPERS IN RELATION TO DISCOUNTED FUTURE ESTIMATED CASH FLOWS

Our Independence and Quality Control
We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.
Our firm applies Hong Kong Standard on Quality Control 1 issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.
Reporting Accountant’s Responsibilities
It is our responsibility to report, as required by paragraph 14.62(2) of the Listing Rules, on the calculations of the discounted future estimated cash flows on which the Valuations are based. We are not reporting on the appropriateness and validity of the bases and assumptions on which the discounted future estimated cash flows are based and our work does not constitute any valuation of the Target Assets.
We conducted our work in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised), Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the HKICPA. This standard requires that we plan and perform the assurance engagement to obtain reasonable assurance on whether the discounted future estimated cash flows, so far as the calculations are concerned, has been properly compiled in accordance with the bases and assumptions as set out in Appendix I of the Announcement. We reviewed the arithmetical calculations and the compilation of the discounted future estimated cash flows in accordance with the bases and assumptions.
The discounted cash flows do not involve the adoption of accounting policies. The discounted cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of our work, or arising out of or in connection with our work.
Opinion
In our opinion, based on the foregoing, so far as the calculations are concerned, the discounted future estimated cash flows, has been properly compiled in all material respects in accordance with the bases and assumptions made by the directors of the Company as set out in Appendix I of the Announcement.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 23 July 2020

APPENDIX III	LETTER FROM THE JOINT FINANCIAL ADVISERS

The following is the text of a letter received from Guotai Junan Capital Limited and Morgan Stanley Asia Limited, the joint financial advisers of the Company, in connection with the profit forecast underlying in the valuation reports, for the purpose of incorporation in the Announcement and this circular.

23 July 2020

The Board of Directors
China Petroleum & Chemical Corporation
No. 22 Chaoyangmen North Street
Chaoyang District
Beijing, PRC

Dear Sirs,
We refer to the valuation reports (the “Reports”) prepared by China United Assets Appraisal Group Co., Ltd. (the “Valuer”) dated 23 July 2020 on the valuation as at 31 December 2019 in relation to the proposed disposal of (i) the equity interests in the relevant oil and gas pipeline companies by China Petroleum & Chemical Corporation (the “Company”); (ii) the equity interests in the relevant oil and gas pipeline companies by Sinopec Natural Gas Limited Company; (iii) 100% equity interests in Sinopec Yu Ji Pipeline Company Limited by Sinomart KTS Development Limited; (iv) the refined oil pipelines and other assets by Sinopec Marketing Co., Limited (collectively, the “Target Assets”), to China Oil & Gas Pipeline Network Corporation (“PipeChina”) for subscription of the registered capital of PipeChina and/or cash consideration (the “Valuation”). Sinopec Natural Gas Limited Company, Sinomart KTS Development Limited and Sinopec Marketing Co., Limited are the subsidiaries of the Company. The principal assumptions upon which the Valuation is based, as well as the summary report of the Valuation are included in the announcement of the Company dated 23
July 2020 (the “Announcement”). Capitalised terms used herein shall have the same meanings as those defined in the Announcement unless the context requires otherwise.
As stated in the Reports, the Valuation has been arrived at and based on the income approach, which has taken into account the discounted cash flow projection of the Target Assets (the “Projection”). As such, the Projection is regarded as a profit forecast (the “Profit Forecast”) under Rule 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).
- III-1 -

APPENDIX III	LETTER FROM THE JOINT FINANCIAL ADVISERS

We have reviewed the Profit Forecast upon which the Valuation has been made, for which you as the Directors are responsible, and we have attended discussions involving the management of the Company and the Valuer regarding the work conducted by the Valuer. We have also discussed with the management of the Company and the Valuer regarding the bases and assumptions upon which the Profit Forecast has been prepared. We have also considered the report from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong dated 23 July 2020 as set out in the Announcement addressed to you regarding the calculations and compilation of the discounted cash flows in accordance with the bases and assumptions adopted by the Directors. We noted that in the opinion of PricewaterhouseCoopers, so far as the calculations are concerned, that the discounted cash flows has been properly compiled, in all material respects, in accordance with the bases and assumptions made by the Directors as set out in the Appendix I to the Announcement. We also noted that the discounted cash flows do not involve the adoption of accounting policies.
As the relevant bases and assumptions are about future events which may or may not occur, the actual business and financial performance of the business of the Target Assets may or may not achieve as expected and the variation may be material. We express no opinion on whether the actual cash flows would eventually be achieved in correspondence with the Profit Forecast. For the purpose of this letter, we have relied on and assumed the accuracy and completeness of all information provided to us and/or discussed with the Company. We have not assumed any responsibility for independently verifying the accuracy and completeness of such information or undertaken any independent evaluation or appraisal of any of the assets or liabilities of the Target Assets. Save as expressly stated in this letter, we take no responsibility for and express no views, whether expressly or implicitly, on the fair value or market value of the Target Assets as determined by the Valuer and set out in the Reports issued by the Valuer or otherwise.
On the basis of the foregoing and in the absence of unforeseeable circumstances, and without giving any opinion on the reasonableness of the valuation method and the bases and assumptions adopted by the Valuer on the Valuation, for which you as the Directors and the Valuer are solely responsible, we are of the opinion that the Profit Forecast upon which the Valuation has been made, for which you as the Directors are responsible, has been made after due and careful enquiry by you.
The work undertaken by us in giving the above opinion has been undertaken for the sole purpose of compliance with Rule 14.62(3) of the Listing Rules and for no other purpose. We do not accept any responsibility to any person(s) in respect of, arising out of, or in connection with the Valuation.
Yours faithfully,
For and on behalf of

Guotai Junan Capital Limited Anthony Wong Deputy General Manager	Morgan Stanley Asia Limited Frank Jin Executive Director

- III-2 -

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

CHINA PETROLEUM & CHEMICAL CORPORATION

PIPELINE BUSINESS TO BE DISPOSED COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019

[English translation for reference only. Should there be any inconsistency between the English and Chinese version, the Chinese version shall prevail.]

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

Auditor’s Report

PwC ZT Te Shen Zi (2020) No. 2847
(Page 1 of 3)

To the Board of Directors of China Petroleum & Chemical Corporation

OPINION

What we have audited

We have audited the combined financial statements of the proposed sale related to natural gas pipelines and ancillary facilities, crude oil pipelines and crude oil depots (hereinafter “Pipelines Business”) of China Petroleum & Chemical Corporation (hereinafter “Sinopec Corp.”), which comprise:

•	the balance sheet as at 31 December 2019;

•	the income statement for the year then ended; and

•	notes to the combined financial statements.

Our opinion

In our opinion, the accompanying combined financial statements are prepared, in all material respects, in accordance with the basis of preparation stated in Note 2 to the combined financial statements.

BASIS FOR OPINION

We conducted our audit in accordance with China Standards on Auditing (“CSAs”). Our responsibilities under those standards are further described in the Auditor ‘s Responsibilities for the Audit of the Combined Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Sinopec Corp. in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants (“CICPA Code”), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

BASIS OF PREPARATION AND RESTRICTION TO DISTRIBUTION AND USE

We draw the attention of users of the combined financial statements to the description of the basis of preparation in Note 2 to the combined financial statements. The management of Sinopec Corp. has prepared the combined financial statements in fulfilment of disclosure requirements in respect of the sale of equity interests in the Pipeline Business to the China Oil and Gas Pipeline Network Corporation (the “Transaction”). Therefore, the combined financial statements are not intended for any other use. This report is only issued to the Board of Directors of Sinopec Corp. for the purpose of the Transaction in relation to the above-mentioned disclosure requirements and shall not be used for any other purpose. We expressly do not assume any responsibility toward or accept any liability to any other party for the contents of the report. This paragraph would not affect our opinion issued.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

PwC ZT Te Shen Zi (2020) No. 2847
(Page 2 of 3)

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE COMBINED FINANCIAL STATEMENTS

The management of Sinopec Corp. is responsible for the preparation of these combined financial statements in accordance with the basis of preparation stated in Note 2 to the combined financial statements, including using the going concern basis of accounting, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Those charged with governance are responsible for overseeing Sinopec Corp.’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE COMBINED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor ‘s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Obtain audit evidence and conclude on the appropriateness of management’s use of the going concern basis of accounting.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

PwC ZT Te Shen Zi (2020) No. 2847
(Page 3 of 3)

•	Evaluate the overall presentation (including the disclosures), structure and content of the combined financial statements.

•
Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the pipelines network business to express an opinion on the combined financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA
Yuen Kwok Sun

Shanghai, the People’s Republic of China	Signing CPA
23 July 2020		Xu Xia

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

BALANCE SHEET
AS AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)

		At 31 December
ASSETS	Notes	2019

Current assets
Cash at bank and on hand	5	10,058,152.43
Accounts receivable	6	332,505,491.32
Advances to suppliers	7	99,291,891.28
Other receivables	8	8,650,976,165.07
Inventories	9	106,659,809.78
Contract assets		18,668,776.73
Other current assets	10	34,102,111.39

Total current assets		9,252,262,398.00

Non-current assets
Long-term equity investments	11	2,348,861,826.84
Other equity instrument investments		7,777,780.57
Fixed assets	12	18,834,574,111.07
Construction in progress	13	15,714,160,832.74
Right-of-use assets	31(1)	2,882,852,629.04
Intangible assets	14	220,923,990.21
Long-term deferred expenses		1,285,598.70
Deferred tax assets		49,841,961.52
Other non-current assets	15	1,099,930,025.85

Total non-current assets		41,160,208,756.54

TOTAL ASSETS		50,412,471,154.54

The accompanying notes to the financial statements on pages 5 to 38 form an integral part of the combined financial statements.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

		At 31 December
LIABILITIES AND NET ASSETS	Notes	2019

Current liabilities
Short-term loans	16	220,000,000.00
Accounts payable	17	1,338,407,168.19
Employee benefits payable	18	1,490,745.71
Taxes payable	19	129,926,842.07
Other payables	20	12,586,724,678.64
Contract liabilities	21	47,848,604.83
No-current liabilities due within one year	22	193,273,533.92

Total current liabilities		14,517,671,573.36

Non-current liabilities
Long-term loans	23	5,836,000,000.00
Lease liabilities		2,745,278,699.65
Deferred tax liabilities	31(2)	486,540.47

Total non-current liabilities		8,581,765,240.12

Total liabilities		23,099,436,813.48

Net assets		27,313,034,341.06
Total net assets attributable to the parent Company		26,573,092,230.95
Minority interests		739,942,110.11

Total net assets		27,313,034,341.06

TOTAL LIABILITIES AND NET ASSETS		50,412,471,154.54

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal Representative)

The accompanying notes to the financial statements on pages 5 to 38 form an integral part of the combined financial statements.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)

	Notes	2019

Operating income	24	11,478,272,580.11
Less: Operating costs	30	5,133,291,293.17
Taxes and surcharges		72,823,442.78
General and administrative expenses	30	1,400,349,561.62
Research and development expenses	30	48,119,062.53
Financial expenses	25	382,817,323.32
Including: Interest expenses		409,153,901.35
Interest income		(27,305,271.50)
Add: Other income	26	121,386,943.06
Investment income	27	226,683,891.53
Including: Income from investment accounted for under the equity method		226,683,891.53
Credit impairment losses	28	(2,619,570.00)
Impairment losses	29	(127,128,749.96)
Asset disposal losses		(37,791,681.48)

Operating profit		4,621,402,729.84
Add: Non-operating income		69,754,702.09
Less: Non-operating expenses		38,268,992.94

Profit before taxation		4,652,888,438.99
Less: Income tax expense		1,126,048,370.53

Net profit		3,526,840,068.46

The accompanying notes to the financial statements on pages 5 to 38 form an integral part of the combined financial statements.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

Notes	2019

(I) Classification by going concern
Continuous operating net profit	3,526,840,068.46
(II) Classified by ownership
1. Equity owners of the Company	3,425,735,688.50
2. Minority interests	101,104,379.96

Other comprehensive income, net of tax	(627,395.11)

Total comprehensive income	3,526,212,673.35

Attributable to equity owners of the Company	3,425,108,293.39
Attributable to minority interests	101,104,379.96

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal Representative)

The accompanying notes to the financial statements on pages 5 to 38 form an integral part of the combined financial statements.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

NOTES TO THE COMBINED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)

1	GENERAL INFORMATION ABOUT CHINA PETROLEUM & CHEMICAL CORPORATION AND THE PIPELINE TRANSACTION

China Petroleum & Chemical Corporation (the “Sinopec Corp.”) was established as a joint stock limited company was established on 25 February 2000 upon approval of the State Economic and Trade Commission, with its registered place and headquarters in Beijing, the People’s Republic of China. The parent company and ultimate holding company of Sinopec Corp. is China Petrochemical Corporation (the “Sinopec Group”). Sinopec Corp. and its subsidiaries are mainly engaged in petroleum, gas and chemical operations, including:

(1)	the exploration, development and production of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum products; and

(3)	the production and sales of chemical products.

Sinopec Corp. intends to split and reorganise its pipeline business under its subsidiaries, branches and associates (“relevant oil and gas entities”), and then transfer these pipeline business to China Oil & Gas Pipeline Network Corporation (“PipeChina”).

According to the “Agreement on Additional Issuance of Equity to Purchase Assets with PipeChina” between Sinopec Corp. and PipeChina, Sinopec Corp. intends to transfer 100% equity shares in Sinopec Corp. Pipeline Storage & Transportation Company Limited, 65% equity shares in Shandong Natural Gas Pipeline Co., Ltd., and 93.22% equity shares in Sinopec Xinjiang Coal-to-Gas Natural Gas Pipeline Co., Ltd. (the “Pipeline Business to be Disposed” or the “Pipeline Business”) to PipeChina.

In accordance with the relevant disclosure requirements under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the management of Sinopec Corp. prepared these combined financial statements in order to reflect the financial position and results of the Pipeline Business to be Disposed and approved it for issuance on 23 July 2020. The combined financial statements is for the purpose of the aforementioned disclosure requirements of the Shanghai Stock Exchange in respect of the Pipeline Business to be Disposed and shall not be used for any other purposes.

2	BASIS OF PREPARATION

The management of Sinopec Corp. prepares the combined financial statements based on the historical financial data of the relevant oil and gas entities included in the Pipeline Business to be Disposed and in accordance with significant accounting policies and accounting estimates described in Note 3. The Pipeline Business to be Disposed is deemed as an independent reporting entity since the beginning of the reporting period of the combined financial statements. The reporting entity of the combined financial statements is not an independent legal entity, and therefore the combined financial statements do not reflect the true financial position and financial performance of the Pipeline Business to be Disposed as an independent legal entity during the reporting period or in the future.

The combined financial statements are prepared in accordance with the following basis of preparation:

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

2	BASIS OF PREPARATION (CONT’D)

(1)
The combined financial statements include the balance sheet of the Pipeline Business to be Disposed as at 31 December 2019, the income statement for the year ended 31 December 2019, and the notes to the corresponding significant statement items. Comparatives are not stated.

(2)
In the combined financial statements, the amount of revenue from the Pipeline Business to be Disposed is determined that based on the pipelines included and corresponding charging standards; the costs and expenses directly attributable to the Pipeline Business to be Disposed are directly included in the combined financial statements, while indirect costs and expenses are included in the combined financial statements after being allocated on a reasonable allocation basis.

(3)
The combined financial statements mainly include pipeline transmission assets directly related to the Pipeline Business to be Disposed (including natural gas trunk lines, crude oil pipelines (including trunk lines and branch lines), gas storage, LNG receiving stations and corresponding auxiliary facilities, etc.), right-of-use assets and related claims and debts, specifics loans borrowed for the construction projects related to the above-mentioned pipeline transmission assets, as well as tax assets and liabilities related to the tax payer entity included in the Pipeline Business.

(4)
All significant balances, transactions and unrealised profits among the entities involved in the Pipeline Business to be Disposed are eliminated in the preparation of the combined financial statements. The portions of subsidiaries’ net assets, net profits and comprehensive income not attributable to Sinopec Corp. or its subsidiaries are recognised as minority interests, profits and losses attributed to minority interests and total comprehensive income attributed to minority interests, and presented in the combined financial statements under net assets, net profits and total comprehensive income respectively.

(5)
When preparing the combined financial statements, the taxable income is adjusted and calculated based on the total profit presented in the combined financial statements, while the income tax expenses are calculated at the income tax rate applicable to the respective taxpayer.

(6)
In a business combination under the common control, the financial performance of the combined entity shall be incorporated into the combined financial statements from the combination date, and the income statement before the combination shall not be restated.

(7)	As at 31 December 2019, the amount of the net current liabilities of the Pipeline Business was RMB5,265,409,175.36. The combined financial statements are prepared using the going concern basis.

(8)
In the combined financial statements, the pipeline fill in the amount of RMB53,877,773.11 is recorded at the original book value of all relevant oil and gas entities included in the Pipeline Business and included under inventories with the corresponding amount under accounts payable.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES

(1)	Accounting Period

The accounting year is from 1 January to 31 December.

(2)	Functional Currency

The functional currency of the Pipeline Business is the Renminbi. The presentational currency of the combined financial statements is the Renminbi.

(3)	Inventory

Inventories are initially measured at cost. The cost includes the cost of purchase and other expenditures incurred in bringing the inventories to their present location and condition.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs necessary to make the sale and relevant taxes.

The inventories of the Pipeline Business are recorded by perpetual method.

(4)	Long-term equity investments

Investment in associates

An associate is the investee that the Pipeline Business has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The following circumstances are generally considered in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

The equity method is adopted for the subsequent measurement of the investment in associates.

The initial cost of investment in associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash. Under the circumstances that the long-term investment is obtained through non-monetary asset exchange, the initial cost of the investment is stated at the fair value of the assets exchanged if the transaction has commercial substance, the difference between the fair value of the assets exchanged and its carrying amount is charged to profit or loss; or stated at the carrying amount of the assets exchanged if the transaction lacks commercial substance.

The accounting treatments adopted when applying the equity method include:

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(4)	Long-term equity investments (Cont’d)

–
Where the initial investment cost of a long-term equity investment exceeds the interest of the Pipeline Business in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the interest of the Pipeline Business in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor ‘s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

–
After the acquisition of the investment, the Pipeline Business recognises its share of the investee’s net profits or losses and other comprehensive income as investment income or losses and other comprehensive income, and adjusts the Net book value of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the Net book value of the investment is reduced by that attributable to The Pipeline Business.

–
The Pipeline Business recognises its share of the investee’s net profits or losses, other comprehensive income and the share of change value in other net assets after making appropriate adjustments to align the accounting policies or accounting periods with those of the Pipeline Business based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Pipeline Business and its associates are eliminated to the extent of the interest of the Pipeline Business in the associates. Unrealised losses resulting from transactions between the Pipeline Business and its associates are fully recognised in the event that there is an evidence of impairment.

–
The Pipeline Business discontinues recognising its share of net losses of the investee after the Net book value of the long-term equity investment and any long-term interest that is in substance forms part of net investment of the Pipeline Business in the associate or the joint venture is reduced to zero, except to the extent that the Pipeline Business has an obligation to assume additional losses. Where net profits are subsequently made by the associate, the Pipeline Business resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The impairment assessment and provision accrual on investments in subsidiaries, associates are stated in Note 3(9).

(5)	Fixed assets and construction in progress

Fixed assets represent the tangible assets held by the Pipeline Business using in the rendering of services and for operation and administrative purposes with useful life over one year.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(5)	Fixed assets and construction in progress (Cont’d)

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(9)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(9)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(14)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Pipeline Business in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Pipeline Business terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the Net book value of the item and are recognised in profit or loss on the date of retirement or disposal.

The cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value

Plants and buildings	12-40 years	3%
Pipelines and ancillary facilities	4-30 years	3%
Office and other equipments	5-18 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(6)	Leases

A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

The lessee recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in non-current liabilities due within one year.

Right-of-use assets of the Pipeline Business mainly comprise land and buildings. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Pipeline Business depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

For short-term leases with lease terms within 12 months or leases for which the underlying assets are individually of low value when it is new, the lessee recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(7)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(9)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Pipeline Business.

The useful life of intangible assets:

Estimated useful life

Land use rights	40-50 years

Useful lives and amortisation methods are reviewed at least each year end.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(8)	Financial instruments

Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Pipeline Business recognises a financial asset or a financial liability when it enters into and becomes a party to the underlining contract of the financial instrument.

(a)	Financial assets

(i)	Classification and measurement

The Pipeline Business classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognized amount. However, accounts receivable or bills receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Pipeline Business.

The debt instruments held by the Pipeline Business refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer, and are measured at amortised cost.

Debt instruments measured at amortised cost

The business model for managing such financial assets by the Pipeline Business are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method. The financial assets include cash at bank and on hand and receivables.

Equity instruments

The Pipeline Business designates some equity instruments that are not held for trading as financial assets at fair value through other comprehensive income, and presented in other equity instrument investments. The relevant dividends of these financial assets are recognised in profit or loss. When derecognised, the cumulative gain or loss previously recognised in other comprehensive income is transferred to retained earnings.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(8)	Financial instruments (Cont’d)

(a)	Financial assets (Cont’d)

(ii)	Impairment

The Pipeline Business recognises a loss allowance for expected credit losses on financial assets measured at amortised cost and receivables financing measured at fair value through other comprehensive income.

The Pipeline Business measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

On each balance sheet date, the expected credit losses of financial instruments at different stages are measured separately for the Pipeline Business. If the credit risk of a financial instrument has not increased significantly since its initial recognition, it is in the first stage, and the loss provision of the financial instrument shall be measured based on the expected credit loss in the next 12 months; If the credit risk of a financial instrument has increased significantly since its initial recognition but no credit impairment has occurred, it is in the second stage, and the loss provision of the financial instrument shall be measured based on the expected credit loss for the entire duration of the instrument; If a financial instrument has been credit-impaired since its initial recognition, it is in the third stage, and the loss provision of the financial instrument shall be measured based on the expected credit loss for the entire duration of the instrument.

For financial instruments with lower credit risk, the Pipeline Business assumes that the credit risk has not increased significantly since the initial confirmation, and the loss provision of the financial instrument is measured at an amount equivalent to expected credit losses in the next 12 months.

For financial instruments in the first and second stages and with lower credit risk, the interest income is calculated based on the book balance and the actual interest rate without deduction of impairment provisions. For financial instruments in the third stage, the interest income is calculated based on the amortized cost and the actual interest rate after the book balance minus the provision for impairment.

For notes receivable and accounts receivable, regardless of whether there are significant financing components, the group measures the loss reserves according to the amount of expected credit loss in the whole duration.

The expected credit loss will be discounted by the effective interest and will be recognised by the loss allowance accrued or written back in profit or loss.

(iii)	Derecognition

The Pipeline Business derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Pipeline Business transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial assets have been transferred and the Pipeline Business neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Pipeline Business has not retained control.

On derecognition of other equity instrument investments, the difference between the carrying amounts and the sum of the consideration received and any cumulative gain or loss previously recognised in other comprehensive income, is recognised in retained earnings. While on derecognition of other financial assets, this difference is recognised in profit or loss.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(8)	Financial instruments (Cont’d)

(b)	Financial liabilities

The Pipeline Business, at initial recognition, classifies financial liabilities as financial liabilities subsequently measured at amortised cost.

The financial liabilities of the Pipeline Business are mainly financial liabilities measured at amortised cost, including bills payable, accounts payable, other payables, loans and debentures payable, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Pipeline Business derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)	Determination of fair value

If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Pipeline Business adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

(9)	Impairment of other non-financial long-term assets

Except the impairment described in Note 3 (3) and Note 3 (8), the impairment of other non-financial long-term assets will be treated as following:

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets:

–	Fixed Assets

–	Construction in progress

–	Right-of-use assets

–	Intangible Assets

–	Long-term deferred expenses

–	Long-term equity investment

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts values may not be recoverable.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Pipeline Business primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(9)	Impairment of other non-financial long-term assets (Cont’d)

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

By which the Net book value is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly.

Impairment losses for assets are not reversed.

(10)	Long-term deferred expenses

The long-term deferred expenses are amortised on a straight-line basis over their beneficial periods and presented by the net value of actual paid expense minus the accumulated expense.

(11)	Employee benefits

Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a)	Short term compensation

Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Pipeline Business during an accounting period the Pipeline Business shall recognise the short term compensation actually incurred as a liability and charge to the cost of an asset or to profit or loss in the same period, and nonmonetary benefits are valued with the fair value.

(b)	Post-employment benefits

The Pipeline Business classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Pipeline Business only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DC plan. In this reporting period, the post-employment benefits of the Pipeline Business primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(11)	Employee benefits (Cont’d)

Basic pension insurance

Employees of the Pipeline Business participate in the social insurance system established and managed by local labor and social security department. The Pipeline Business makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension.

When an employee has rendered service to the Pipeline Business during an accounting period, the Pipeline Business shall recognise the accrued amount according to the above social security provisions as a liability and charge to the cost of an asset or to profit or loss in the same period.

(c)	Termination benefits

When the Pipeline Business terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Pipeline Business has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Pipeline Business is not allowed to withdraw from termination plan or redundancy offer unilaterally.

(12)	Revenue recognition

Revenue arises in the course of the ordinary activities of the Pipeline Business, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Pipeline Business provides crude oil, natural gas transportation services. Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant services.

The revenue is recognised when the crude oil and natural gas transmission services have been completed.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(13)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Pipeline Business receives from the government, excluding capital injection by the government as an investor.

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Pipeline Business will comply with all attached conditions. The government grants of monetary assets is accounted as the received or receivable amount.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(14)	Borrowing costs

Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets in the capitalisable period.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(15)	Research and development costs

Research costs and development costs that cannot meet the capitalisation criteria are recognised in profit or loss when incurred.

(16)	The principal accounting estimates

There are no other significant accounting estimates except inventory impairment in Note 3(3), depreciation in Note 3(5), amortisation of intangible assets in Note 3(7) and impairment of other non-financial long-term assets in Note 3(8), 3(9).

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

4	TAXATION

(1)	Taxes related to sales of products and rendering of services that are applicable to the Pipeline Business are value-added tax, etc.

Category	Tax base
Value-added tax (“VAT”)
Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform jointly issued by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs (Cai Shui Haiguan [2019] No. 39), from 1 April 2019, the output VAT rates applicable to the Pipeline Business were 13% for the sales of goods and 9% for taxable services respectively. The difference between output VAT and deductible input VAT is VAT payable. Pursuant to the Circular on Adjustment of Tax Rate of Value Added Tax (Cai Shui [2018] No. 32) jointly issued by the Ministry of Finance and the State Taxation Administration, applicable rates for revenue from sales of goods and taxable services were 16% and 10% respectively from 1 May 2018 to 1 April 2019. In addition, the Pipeline Business is also subject to VAT at the rate of 6%.

(2)	Income tax

The statutory income tax rates applicable to the Pipeline Business are between 15% and 25%.

Xuzhou Jinqiao Petrochemical Piping Technology Co., Ltd., a subsidiary, was certified as a high-tech enterprise in 2019 and granted the Certificate of High and New Tech Enterprise (No. GR201932008481), which is valid for 3 years. According to the Income Tax Law, Xuzhou Jinqiao Petrochemical Piping Technology Co., Ltd. was subject to the enterprise income tax at the rate of 15% in the current year.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

5	CASH AT BANK ON HAND

31 December 2019

Cash on hand	18,399.25
Cash at bank	6,203,047.18
Other cash balances	3,836,706.00

Total	10,058,152.43

6	ACCOUNTS RECEIVABLE

Accounts receivable analysed by nature as follows:

31 December 2019

Receivables from related parties	95,137,084.79
Others	237,368,406.53

Total	332,505,491.32

7	ADVANCES TO SUPPLIERS

As at 31 December 2019, advances to suppliers of the Pipeline Business mainly include prepayments for fuel and power.

8	OTHER RECEIVABLES

Other receivables analysed by nature as follows:

31 December 2019

Deposits with Sinopec Corp.	8,588,376,103.41
Others	66,549,201.66
Sub-total	8,654,925,305.07

Less: Provision for bad debts	(3,949,140.00)

Total	8,650,976,165.07

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

9	INVENTORIES

31 December 2019

Pipeline fills (Note 2(8))	53,877,773.11
Spare parts	46,253,629.67
Others	6,528,407.00
Sub-total	106,659,809.78

Less: Provision for diminution in the value of inventories	–

Total	106,659,809.78

10	OTHER CURRENT ASSETS

31 December 2019

Input VAT to be deducted	20,948,045.10
Prepaid income tax	12,962.26
Input VAT to be verified	13,141,104.03

Total	34,102,111.39

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

11	LONG-TERM EQUITY INVESTMENTS

31 December 2019

Investment in associates	2,348,861,826.84

As at 31 December 2019, the investment in associates are as follows:

	Note	31 December 2019

Guangdong Province Natural Gas Pipeline Co., Ltd.	(i)	1,081,158,242.87
Jiangsu Natural Gas Co., Ltd.	(i)	885,734,431.12
Jiangxi Province Natural Gas Pipeline Co., Ltd.	(i)	381,969,152.85

Total		2,348,861,826.84

(i)	The basic information of the associates of the Pipeline Business is as follows:

Name of entity	Principal place of business	Place of registration	Registered capital	Shareholding (%)	Nature of business

Guangdong Province Natural Gas Pipeline Co., Ltd.	China	Guangdong	RMB3,984,615,400	23.00%	Natural gas production and supply
Jiangsu Natural Gas Co., Ltd.	China	Jiangsu	RMB1,000,000,000	49.00%	Transportation and sale of natural gas
Jiangxi Province Natural Gas Pipeline Co., Ltd.	China	Jiangxi	RMB763,000,000	46.00%	Transportation and sale of natural gas

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

12	FIXED ASSETS

	Plants and buildings	Pipelines and relevant facilities	Office equipment and other equipment	Total

Cost
Balance at 31 December 2018	2,129,180,414.63	35,422,191,598.75	60,309,628.20	37,611,681,641.58
Additions for the year	–	5,287.69	66,230.10	71,517.79
Transfer from construction in progress	26,904,325.53	814,468,507.98	5,049,105.80	846,421,939.31
Reclassification	5,127,546.40	(6,295,565.94)	1,168,019.54	–
Other increases (Note 2(6))	10,825,039.16	289,836,772.61	677,564.20	301,339,375.97
Decrease in the year	(7,325,873.73)	(617,922,785.33)	(2,025,257.02)	(627,273,916.08)

Balance at 31 December 2019	2,164,711,451.99	35,902,283,815.76	65,245,290.82	38,132,240,558.57

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

12          FIXED ASSETS (CONT’D)

	Plants and buildings	Pipelines and relevant facilities	Office equipment and other equipment	Total

Less: Accumulated depreciation
Balance at 31 December 2018	611,471,778.15	16,638,105,600.97	32,846,474.02	17,282,423,853.14
Additions for the year	59,672,382.99	1,591,485,136.67	5,551,927.64	1,656,709,447.30
Reclassification	3,824,084.68	(4,695,184.67)	871,099.99	–
Other increases (Note 2(6))	5,550,273.65	234,596,111.83	229,004.94	240,375,390.42
Decrease in the year	(5,607,923.90)	(507,477,088.42)	(165,348.63)	(513,250,360.95)

Balance at 31 December 2019	674,910,595.57	17,952,014,576.38	39,333,157.96	18,666,258,329.91

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

12	FIXED ASSETS (CONT’D)

	Plants and buildings	Pipelines and relevant facilities	Office equipment and other equipment	Total

Less: Provision for impairment
Balance at 31 December 2018	527,783,018.29	111,892,643.03	–	639,675,661.32
Additions for the year	19,154,440.30	2,520,262.00	–	21,674,702.30
Decrease in the year	–	(31,676,882.64)	–	(31,676,882.64)
Other increases (Note 2(6))	–	1,734,636.61	–	1,734,636.61

Balance at 31 December 2019	546,937,458.59	84,470,659.00	–	631,408,117.59

Net book value
Balance at 31 December 2019	942,863,397.83	17,865,798,580.38	25,912,132.86	18,834,574,111.07

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

12	FIXED ASSETS (CONT’D)

As at 31 December 2019, the Pipeline Business had no individually significant fixed assets that were pledged.

As at 31 December 2019, the Pipeline Business had no individually significant fixed assets that were temporarily idle or ready to be disposed of.

As at 31 December 2019, the Pipeline Business had no individually significant fixed assets that were fully depreciated and would still be in use.

13	CONSTRUCTION IN PROGRESS

31 December 2019

Construction in progress	15,657,986,398.69
Construction materials	56,174,434.05

Total	15,714,160,832.74

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

13	CONSTRUCTION IN PROGRESS (CONT’D)

31 December 2019
Construction in progress
Cost
Balance at 31 December 2018	8,108,945,268.38
Additions for the year	8,564,099,807.83
Transfers to fixed assets	(846,421,939.31)
Other decreases	(63,182,690.55)
Balance at 31 December 2019	15,763,440,446.35
Less: Provision for impairment
Balance at 31 December 2018	–
Additions for the year (Note)	105,454,047.66
Balance at 31 December 2019	105,454,047.66
Net book value
Balance at 31 December 2019	15,657,986,398.69

In 2019, the capitalisation rate used to determine the borrowing costs eligible for capitalisation is 3.92% to 5.10% annually.

Note: Sinopec Pipeline Storage & Transportation Co., Ltd. assessed, based on the current urban and regional planning, the feasibility and necessity of continuing the construction of Dongjiakou-Rizhao-Lanshan crude oil pipeline project, Huangmei- Jingmen section of Yizheng-Changling crude oil pipeline project, the enter-factory crude oil pipeline project of the Caojing integrated refining and chemical project, Daxie Island-Zhenhai crude oil pipeline multiple line project, Tianjin-Cangzhou pipeline capacity enhancement project, and decided to discontinue the construction of the above projects and to make full provision for impairments.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

13	CONSTRUCTION IN PROGRESS (CONT’D)

Significant changes in construction in progress of the Pipeline Business in 2019 are set out in the table below:

Name of project	31 December 2018	Increase in the year	Transfers to fixed assets	Other decreases	31 December 2019
Sinopec Xinjiang coal-based natural gas export pipeline project	5,564,549,930.33	2,355,652,092.05	(2,102,259.50)	–	7,918,099,762.88
Yizheng-Jiujiang section of Yizheng- Changling crude oil pipeline multiple line project	310,470,253.84	203,017,953.40	(503,569,002.64)	(9,919,204.60)	–
Rizhao-Puyang-Luoyang crude oil pipeline project	1,577,397,072.34	2,039,999,820.00	–	–	3,617,396,892.34
Dongjiakou-Dongying crude oil pipeline project	33,952,318.46	399,999,876.84	–	–	433,952,195.30
Rerouting of urban section of Linyi (Shandong)-Yizheng (Jiangsu) pipeline and renovation of some of the stations	66,405,183.79	30,000,000.00	(121,940.50)	–	96,283,243.29
Qingdao-Nanjing gas pipeline project	–	2,901,935,935.99	(913,166.25)	–	2,901,022,769.74

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

14	INTANGIBLE ASSETS

Land use rights
Cost
Balance at 31 December 2018	314,809,160.65
Increase in the year	16,317,929.00
Balance at 31 December 2019	331,127,089.65
Less: Accumulated amortisation
Balance at 31 December 2018	100,581,793.84
Increase in the year	9,621,305.60
Balance at 31 December 2019	110,203,099.44
Net book value
Balance at 31 December 2019	220,923,990.21

15	OTHER NON-CURRENT ASSETS

31 December 2019

Advances for projects	84,112,701.87
Input VAT to be deducted	1,015,817,323.98

Total	1,099,930,025.85

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

16	SHORT-TERM LOANS

31 December 2019

Credit borrowings	220,000,000.00

As at 31 December 2019, the weighted average annual interest rate of short-term borrowings was 3.92%-4.35%.

17	ACCOUNTS PAYABLE

As at 31 December 2019, the Pipeline Business did not have individually significant accounts payable with ageing over one year.

18	EMPLOYEE BENEFITS PAYABLE

31 December 2019

Short-term employee benefits	1,490,745.71

19	TAXES PAYABLE

31 December 2019

Enterprise income tax payable	110,958,716.91
VAT payable	3,600,454.18
Individual income tax payable	11,980,232.22
Others	3,387,438.76
Total	129,926,842.07

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

20	OTHER PAYABLES

31 December 2019

Borrowings from related parties	10,539,249,292.17
Payables for construction projects	1,999,687,212.41
Others	47,788,174.06
Total	12,586,724,678.64

21	CONTRACT LIABILITIES

31 December 2019

Advances from customers:
Pipeline test and maintenance services	47,848,604.83
Total	47,848,604.83

The contract liabilities mainly relate to advances from customers for the provision of pipeline transmission services. The advances are collected when the contract is signed, and the related income of the contracts will be recognised after the Pipeline Business has fulfilled the performance obligations.

22	NO-CURRENT LIABILITIES DUE WITHIN ONE YEAR

31 December 2019

Current portion of long-term borrowings (Note 23)	2,000,000.00
Current portion of lease liabilities (Note 31)	191,273,533.92
Total	193,273,533.92

23	LONG-TERM LOANS

31 December 2019

Unsecured borrowings	5,838,000,000.00
Less: Current portion of long-term loans	(2,000,000.00)
Total	5,836,000,000.00

As at 31 December 2019, the weighted average interest rate of long-term borrowings was 4.35%-4.41% annually.

24	OPERATING INCOME

2019

Revenue from main operations	10,689,741,191.28
Revenue from other operations	788,531,388.83
Total	11,478,272,580.11

Revenue from main operations mainly consists of crude and natural gas pipeline transmission services, and revenue from other operations mainly includes revenue from other related pipeline transmission services including pipeline inspection, all of which are contract revenue.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

25	FINANCIAL EXPENSES

2019

Interest expenses	315,550,623.12
Interest expenses on lease liabilities	151,705,448.65
Less: Capitalised interest expenses	(58,102,170.42)
Net interest expenses	409,153,901.35
Interest income	(27,305,271.50)
Others	968,693.47
Total	382,817,323.32

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

26	OTHER INCOME

2019

VAT refund upon collection	112,209,142.23
Others	9,177,800.83
Total	121,386,943.06

27	INVESTMENT INCOME

2019

Investment income from equity investments accounted for under equity method	226,683,891.53

28	CREDIT IMPAIRMENT LOSSES

2019

Other receivables	2,619,570.00

29	IMPAIRMENT LOSSES

2019

Fixed assets	21,674,702.30
Construction in progress	105,454,047.66
Total	127,128,749.96

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

30	EXPENSES BY NATURE

The operating costs, general and administrative expenses and research and development expenses in the income statement are listed as follows by nature:

2019

Depreciation and amortisation	1,814,797,387.13
Staff costs	1,756,481,208.63
Fuel and power cost	601,304,833.60
Repair expenses	490,714,930.29
Oil transmission loss	464,466,302.18
External service expenses	209,893,211.10
Resource occupation expenses	197,913,340.28
Work safety funds	177,251,923.57
Travelling expenses	73,218,705.76
Materials consumed	50,232,077.75
Technical service fees	33,751,554.37
Rental expenses	22,240,990.52
Other expenses	689,493,452.14
Total	6,581,759,917.32

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

31	LEASES

Leases with the Pipeline Business as the lessee

(1)	Right-of-use assets

	Land	Buildings	Office equipment and others	Total

Cost
Balance at 1 January 2019	2,958,517,122.54	51,679,246.55	2,756,792.48	3,012,953,161.57
Increase in the year	4,601,066.62	23,042,351.42	994,998.94	28,638,416.98
Decrease in the year	–	(6,442,663.32)	–	(6,442,663.32)
Balance at 31 December 2019	2,963,118,189.16	68,278,934.65	3,751,791.42	3,035,148,915.23

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

31	LEASES (CONT’D)

(1)	Right-of-use assets (Cont’d)

	Land	Buildings	Office equipment and others	Total

Less: Accumulated depreciation
Balance at 1 January 2019	–	–	–	–
Increase in the year	96,130,578.47	53,471,158.08	2,711,229.03	152,312,965.58
Decrease in the year	–	(16,679.39)	–	(16,679.39)
Balance at 31 December 2019	96,130,578.47	53,454,478.69	2,711,229.03	152,296,286.19
Net book value
Balance at 31 December 2019	2,866,987,610.69	14,824,455.96	1,040,562.39	2,882,852,629.04

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

31	LEASES (CONT’D)

(2)	Lease liabilities

31 December 2019

Long-term lease liabilities	2,936,552,233.57
Less: Current portion of lease liabilities	(191,273,533.92)
Total	2,745,278,699.65

(3)	Short-term leases or low-value leases

The Pipeline Business held buildings under leases with a term of no more than one year. These leases were short-term leases or low-value leases and an election not to recognize these right-of-use assets and lease liabilities.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

32	ASSET-LIABILITY RATIO

As at 31 December 2019, the asset-liability ratio of the Pipeline Business was as follows:

31 December 2019

Asset-liability ratio	45.82%

33	CONTINGENCIES

(1)	Defective titles on certain assets

Certain of the land and real estate recorded in account of the Pipeline Business are without the land use right or property ownership certificates. Some of the land right holder is inconsistent with the name of the company. Sinopec Corp. undertakes that it owns the property rights of the above-mentioned land and properties, and bears corresponding legal responsibilities. In the future, related fees may be incurred for processing the property ownership rights certificates, and management is unable to reasonably estimate the amount of expenses that may be incurred in the future.

(2)	Pending litigation

On 17 October 2017, Sinopec Corp. Pipeline Storage & Transportation Company Limited received an indictment filed by the Shandong Huanggang (Group) Company (“Shandong Huanggang”) for the Linyi-Jinan crude oil pipeline laid by Sinopec Corp. Pipeline Storage & Transportation’s Linji Multiple Line Project Department in 2015 infringing on the coal exploration rights owned by Shandong Huanggang. The court made the first-instance and second-instance verdicts, ruled that Sinopec Corp. Pipeline Storage & Transportation, as the defendant, should be liable for a compensation of RMB10,369,700. This litigation compensation is based on the premise that the plaintiff obtains the coal prospecting rights. The management believes that the probability of the plaintiff obtaining the coal prospecting rights is low, and the probability of this litigation compensation is correspondingly low.

(3)	Matters with respect to safety hazards and environmental protection

Under current operation of pipeline transmission, management of the Company believes that there is no liability that is probable to be incurred and will have material adverse impact on the financial position and operating results of the Pipeline Business. However, there are some uncertainties in the liabilities with respect to safety hazards and environmental protection during the operation of long-distance pipelines, which affect the ability of management of the Company to estimate the final costs of various measures. Those uncertainties include: (i) government planning, requirements on environmental protection and safety, and the nature and extent of safety hazards or contamination at each site, including but not limited to the locations of pipelines; (ii) scope of repair or governance measures required; (iii) different costs arising from optional remedial strategies; (iv) changes in environmental remediation requirements; and (v) search for new remedial sites. Management is unable to estimate the accurate amount to be incurred in the future due to the unknown degree of possible contamination and the unknown timing and scope of remediations required.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

34	EVENTS AFTER THE BALANCE SHEET DATE

After the outbreak of Coronavirus Disease 2019 (“COVID-19”) in early 2020, a series of precautionary and control measures have been and continued to be implemented across China. The Company will pay close attention to the development of COVID-19 and evaluate its impacts on the financial position and operating results of the Pipeline Business.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

SINOPEC NATURAL GAS LIMITED COMPANY

PIPELINE BUSINESS TO BE DISPOSED
COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019

[English translation for reference only. Should there be any inconsistency between the English and Chinese version, the Chinese version shall prevail.]

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

Auditor’s Report

PwC ZT Te Shen Zi (2020) No. 2850
(Page 1 of 3)

To Sinopec Natural Gas Limited Company

OPINION

What we have audited

We have audited the combined financial statements of the proposed sale related to natural gas pipelines and ancillary facilities, gas storage and LNG import terminals (hereinafter “Pipeline Business”) of Sinopec Natural Gas Limited Company (hereinafter “Natural Gas Co.”), which comprise:

•	the balance sheet as at 31 December 2019;

•	the income statement for the year then ended; and

•	notes to the combined financial statements.

Our opinion

In our opinion, the accompanying combined financial statements are prepared, in all material respects, in accordance with the basis of preparation stated in Note 2 to the combined financial statements.

BASIS FOR OPINION

We conducted our audit in accordance with China Standards on Auditing (“CSAs”). Our responsibilities under those standards are further described in the Auditor ‘s Responsibilities for the Audit of the Combined Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Natural Gas Co. in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants (“CICPA Code”), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

BASIS OF PREPARATION AND RESTRICTION TO DISTRIBUTION AND USE

We draw the attention of users of the combined financial statements to the description of the basis of preparation in Note 2 to the combined financial statements. The management of Natural Gas Co. has prepared the combined financial statements in fulfilment of disclosure requirements in respect of the sale of equity interests in the relevant companies in the Pipeline Business to the China Oil and Gas Pipeline Network Corporation (the “Transaction”). Therefore, the combined financial statements are not intended for any other use. This report is only issued to Natural Gas Co. for the purpose of the Transactions in relation to the above-mentioned disclosure requirement and shall not be used for any other purpose. We expressly do not assume any responsibility toward or accept any liability to any other party for the contents of the report. This paragraph would not affect our opinion issued.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

PwC ZT Te Shen Zi (2020) No. 2850
(Page 2 of 3)

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE COMBINED FINANCIAL STATEMENTS

The management of Natural Gas Co. is responsible for the preparation of these combined financial statements in accordance with the basis of preparation stated in Note 2 to the combined financial statements, including using the going concern basis of accounting, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Those charged with governance are responsible for overseeing Natural Gas Co.’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE COMBINED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor ‘s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Obtain audit evidence and conclude on the appropriateness of management’s use of the going concern basis of accounting.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

PwC ZT Te Shen Zi (2020) No. 2850
(Page 3 of 3)

•	Evaluate the overall presentation (including the disclosures), structure and content of the combined financial statements.

•
Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the pipelines network business to express an opinion on the combined financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA
Yuen Kwok Sun

Shanghai, the People’s Republic of China	Signing CPA
23 July 2020		Xu Xia

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

BALANCE SHEET
AS AT 31 DECEMBER 2019
(ALL AMOUNTS IN RMB YUAN UNLESS OTHERWISE STATED)

ASSETS	Notes	At 31 December 2019

Current assets
Cash at bank and on hand	5	52,647,274.33
Accounts receivable	6	397,017,958.13
Advances to suppliers	7	38,982,534.18
Other receivables	8	1,216,495,193.36
Inventories	9	225,682,892.70
Other current assets	10	355,988,938.12
Total current assets		2,286,814,790.82
Non-current assets
Long-term equity investments	11	25,429,591,627.63
Fixed assets	12	21,552,624,236.83
Construction in progress	13	13,658,620,063.44
Right-of-use assets	27(1)	54,348,023.30
Intangible assets	14	390,905,205.95
Deferred tax assets		98,121,508.82
Other non-current assets	15	2,322,269,970.90
Total non-current assets		63,506,480,636.87
TOTAL ASSETS		65,793,295,427.69

The accompanying notes to the financial statements on pages 5 to 31 form an integral part of the special preparation of the underlying financial statements.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

LIABILITIES AND NET ASSETS	Notes	At 31 December 2019

Current liabilities
Short-term loans	16	4,410,000,000.00
Bills payable	17	21,500,000.00
Accounts payable	18	195,022,788.54
Advances from customers		–
Employee benefits payable		1,104,314.61
Taxes payable	19	20,666,916.63
Other payables	20	6,966,454,850.09
Contract liabilities		87,634,980.32
Non-current liabilities due within one year	21	213,662,403.84
Total current liabilities		11,916,046,254.03
Non-current liabilities
Long-term loans	22	17,788,148,337.96
Lease liabilities	27(2)	50,819,613.67
Deferred tax liabilities		7,836,576.12
Total non-current liabilities		17,846,804,527.75
Total liabilities		29,762,850,781.78
Net assets
Total net assets attributable to the parent company		33,974,768,692.35
Minority interests		2,055,675,953.56
Total net assets		36,030,444,645.91
TOTAL LIABILITIES AND NET ASSETS		65,793,295,427.69

Duan Yanxiu Legal representative	Wang Zhixiang Principal in charge of accounting	Zhang Zhigang Head of accounting department

The accompanying notes to the financial statements on pages 5 to 31 form an integral part of the special preparation of the underlying financial statements.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

INCOME STATEMENT
FOR THE YEAR ENDED AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)

	Notes	2019

Operating income	23	3,083,956,606.11
Less: Operating costs	26	1,245,069,910.48
Taxes and surcharges		5,412,693.73
General and administrative expenses	26	273,019,931.43
Research and development expenses	26	4,936,955.49
Financial expenses	24	669,382,775.66
Including: Interest expenses		675,642,936.56
Interest income		(6,381,443.75)
Add: Other income		7,082,511.91
Investment income	25	1,321,594,304.17
Including: Income from investments accounted for under the equity method		1,321,594,304.17
Asset impairment losses		(2,593,525.76)
Operating profit		2,212,217,629.64
Add: Non-operating income		4,053,000.00
Less: Non-operating expenses		136,824.58
Profit before taxation		2,216,133,805.06
Less: Income tax expense		241,378,502.81
Net profit		1,974,755,302.25

The accompanying notes to the financial statements on pages 5 to 31 form an integral part of the special preparation of the underlying financial statements.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

	Notes	2019

(I) Classification by going concern
1. Continuous operating net profit		1,974,755,302.25
(II) Classified by ownership
1. Equity owners of the Company		1,830,616,197.29
2. Minority interests	6(2)	144,139,104.96
Total comprehensive income		1,974,755,302.25
Attributable to equity owners of the Company		1,830,616,197.29
Attributable to minority interests		144,139,104.96

Duan Yanxiu Legal representative	Wang Zhixiang Principal in charge of accounting	Zhang Zhigang Head of accounting department

The accompanying notes to the financial statements on pages 5 to 31 form an integral part of the special preparation of the underlying financial statements.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)

1	GENERAL INFORMATION ABOUT SINOPEC NATURAL GAS LIMITED COMPANY AND PIPELINE TRANSACTION

Sinopec Natural Gas Limited Company (the “Natural Gas Co.” or the “Company”), established on 1 December 2009, is a wholly-owned subsidiary of China Petroleum & Chemical Corporation (“Sinopec”) and its ultimate holding company is China Petrochemical Corporation (“Sinopec Group”). The Natural Gas Co. is mainly engaged in natural gas businesses, including:

(1)	natural gas project investment;
(2)	natural gas transmission and storage technology development, technical consultation and technical services;
(3)	construction cost consultation and tender agency; and
(4)	sales of construction materials (projects subject to approval in accordance with laws shall not be carried out until approved by relevant authorities).

Natural Gas Co. intends to split and restructure the pipeline business of its subsidiaries, associates and joint ventures (“relevant entities”) and sell the pipeline business to the China Oil & Gas Pipeline Network Corporation (“PipeChina”).

According to the Agreement on Additional Issuance of Equity and Cash Payment to Purchase Assets with PipeChina, the Natural Gas Co. intends to transfer all its equity shares in Sinopec Sichuan-East China Gas Pipeline Co., Ltd. (50%), Sinopec Chongqing Gas Pipeline Co., Ltd. (51%), Sinopec Tianjin Gas Pipeline Co., Ltd. (100%), Sinopec Beihai Liquefied Natural Gas Co., Ltd. (80%), Sinopec Hebei Construction Investment Natural Gas Co., Ltd. (50%), Sinopec Zhongyuan Gas Storage Co., Ltd. (100%), Guangxi Natural Gas Pipeline Co., Ltd. (65%) and Sinopec Zhongyuan Natural Gas Co., Ltd. (65%) (together referred to as the “Pipeline Business to be Disposed” or “Pipeline Business” below) to PipeChina.

In accordance with the relevant Rules Governing the Listing of Stocks on Shanghai Stock Exchange for the public disclosure of financial information, the management of Natural Gas Co. prepared these combined financial statements in order to reflect the financial position and results of the Pipeline Business to be Disposed and approved it for issuance on 23 July 2020. The combined financial statements is for the purpose of the aforementioned disclosure requirements of the Shanghai Stock Exchange in respect of the Pipeline Business to be Disposed and shall not be used for any other purposes.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

2	BASIS OF PREPARATION

Management of Natural Gas Co. prepares the combined financial statements based on the historical financial data of the relevant entities involved in the Pipeline Business to be Disposed and in accordance with significant accounting policies and accounting estimates described in Note 3. The Pipeline Business to be Disposed is deemed as an independent reporting entity since the beginning of the reporting period of the combined financial statements. The reporting entity of the combined financial statements is not an independent legal entity, and therefore the combined financial statements do not reflect the true financial position and financial performance of the Pipeline Business to be Disposed as an independent legal entity during the reporting period or in the future.

The combined financial statements are prepared in accordance with the following basis of preparation:

(1)
The combined financial statements include the balance sheet of the Pipeline Business to be Disposed as at 31 December 2019, the income statement for the year ended 31 December 2019, and the notes to the corresponding significant statement items. Comparatives are not stated.

(2)
In the combined financial statements, the amount of revenue from the Pipeline Business to be Disposed is determined based on the pipeline involved and corresponding charging standards; the costs and expenses directly attributable to the Pipeline Business to be Disposed are directly included in the combined financial statements, while indirect costs and expenses are included in the combined financial statements after being allocated on a reasonable allocation basis.

(3)
The combined financial statements mainly include pipeline transportation assets directly related to the Pipeline Business to be Disposed (including natural gas trunk lines, gas storage, LNG receiving stations and corresponding auxiliary facilities, etc.), right-of-use assets and related claims and debts, specific loans borrowed for the construction projects related to the above-mentioned pipeline transportation assets, as well as tax assets and liabilities related to the taxpayers involved in the Pipeline Business to be Disposed.

(4)
All significant balances, transactions and unrealised profits among the entities involved in the Pipeline Business to be Disposed are eliminated in the preparation of the combined financial statements. The portions of subsidiaries’ net assets, net profits and comprehensive income not attributable to SINOPEC and its subsidiaries are recognised as minority interests, profits and losses attributed to minority interests and total comprehensive income attributed to minority interests, and presented in the combined financial statements under net assets, net profits and total comprehensive income respectively.

(5)
When preparing the combined financial statements, the taxable income is adjusted and calculated based on the total profit presented in the combined financial statements, while the income tax expenses are calculated at the income tax rate applicable to the respective taxpayer.

(6)
In a business combination under the common control, the financial performance of the combined entity shall be incorporated into the combined financial statements from the combination date, and the income statement before the combination shall not be restated.

(7)
As at 31 December 2019, the amount of the net current liabilities of the Pipeline Business to be Disposed was RMB9,629,231,463.21. The combined financial statements are prepared using the going concern basis.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

2	BASIS OF PREPARATION (CONT’D)

(8)
In the combined financial statements, the pipeline fill in the amount of RMB185,985,483.28 is recorded at the original book value of all the relevant entities included in the Pipeline Business and included under inventory with the corresponding amount in accounts payable.

(9)
In accordance with the above principles, the net assets of certain joint stock company within the scope of the transaction is presented as long-term equity investments at the share of the equity corresponding to the Natural Gas Co.

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES

(1)	Accounting Period

The accounting year is from 1 January to 31 December.

(2)	Functional Currency

The functional currency of the Pipeline Business is the Renminbi. The presentational currency of the combined financial statements is the Renminbi.

(3)	Inventory

Inventories are initially measured at cost. The cost includes the cost of purchase and other expenditures incurred in bringing the inventories to their present location and condition.

At the balance sheet date, inventories are stated at the lower of cost and the net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs necessary to make the sale and relevant taxes.

The inventories of the Pipeline Business are recorded by perpetual method.

(4)	Long-term equity investments

Investment in associates

An associate is the investee that the Pipeline Business has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The following circumstances are generally considered in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(4)	Long-term equity investments (Cont’d)

The equity method is adopted for the subsequent measurement of the investment in associates.

The initial cost of investment in associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash. Under the circumstances that the long-term.

Investment is obtained through non-monetary asset exchange, the initial cost of the investment is stated at the fair value of the assets exchanged if the transaction has commercial substance, the difference between the fair value of the assets exchanged and its carrying amount is charged to profit or loss; or stated at the carrying amount of the assets exchanged if the transaction lacks commercial substance.

The accounting treatments adopted when applying the equity method include:

–
Where the initial investment cost of a long-term equity investment exceeds the interest of the Pipeline Business in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the interest of the Pipeline Business’ interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor ‘s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

–
After the acquisition of the investment, the Pipeline Business recognises its share of the investee’s net profits or losses and other comprehensive income as investment income or losses and other comprehensive income, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Pipeline Business.

–
The Pipeline Business recognises its share of the investee’s net profits or losses and other comprehensive income and the share of change value in other net assets after making appropriate adjustments to align the accounting policies or accounting periods with those of the Pipeline Business based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, the unrealised profits and losses resulting from transactions between the Pipeline Business and its associates are eliminated to the extent of the interest of the Pipeline Business in the associates. Unrealised losses resulting from transactions between the Pipeline Business and its associates are fully recognised in the event that there is an evidence of impairment.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(4)	Long-term equity investments (Cont’d)

–
The Pipeline Business discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of net investment of the Pipeline Business in the associate is reduced to zero, except to the extent that the Pipeline Business has an obligation to assume additional losses. Where net profits are subsequently made by the associate, the Pipeline Business resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The impairment assessment and provision accrual on investments in associates are stated in Note 3(9).

(5)	Fixed assets and construction in progress

Fixed assets represent the tangible assets held by the Pipeline Business using in the rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(9)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(9)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(13)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Pipeline Business in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(5)	Fixed assets and construction in progress (Cont’d)

The Pipeline Business terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

The cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value

Plants and buildings	12-40 years	3%
Pipelines and ancillary facilities	4-30 years	3%
Office and other equipments	5-18 years	3%

Useful lives, residual values and depreciation methods are reviewed by the Pipeline Business at least each year end.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(6)	Leases

A lease is a contract that a lessor transfers the right-to-use an identified asset for a period of time to a lessee in exchange for consideration.

The leasee recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the leasee is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the lease exercising that option of terminating the lease, etc. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in non-current liabilities due within one year.

Right-of-use assets of the Pipeline Business mainly comprise land and buildings. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Pipeline Business depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

For short-term leases with lease terms within 12 months and leases for which the underlying assets are individually of low value when it is new, the leasee recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(7)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(9)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Pipeline Business to be Disposed.

The useful life of intangible assets:

Estimated useful life

Land use rights	40-50 years
Software and others	3-20 years

Useful lives and amortisation methods are reviewed at least each year end.

(8)	Financial instruments

Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Pipeline Business recognises a financial asset or a financial liability when it enters into and becomes a party to the underlining contract of the financial instrument.

(a)	Financial assets

(i)	Classification and measurement

The Pipeline Business classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognized amount. However, accounts receivable or bills receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Pipeline Business to be Disposed.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(8)	Financial instruments (Cont’d)

(a)	Financial assets (Cont’d)

(i)	Classification and measurement (Cont’d)

Debt instruments at amortised cost

The business model for managing such financial assets by the Pipeline Business are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method. The financial assets include cash at bank and on hand and receivables.

(ii)	Impairment

The Pipeline Business measures the expected credit losses of financial instruments on different stages at each balance sheet date. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Pipeline Business measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Pipeline Business recognises a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Pipeline Business recognises a loss allowance at an amount equal to lifetime expected credit losses.

For financial instruments that have low credit risk at the balance sheet date, the Pipeline Business assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month expected credit losses.

For financial instruments on the first stage and the second stage, and that have low credit risk, the Pipeline Business calculates interest income according to carrying amount without deducting the impairment allowance and effective interest rate. For financial instruments on the third stage, interest income is calculated according to the carrying amount minus amortised cost after the provision of impairment allowance and effective interest rate.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(8)	Financial instruments (Cont’d)

(a)	Financial assets (Cont’d)

(iii)	Derecognition

The Pipeline Business derecognises a financial asset when (a) the contractual right to receive cash flows from the financial asset expires; (b) the Pipeline Business transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; (c) the financial assets have been transferred and the Pipeline Business neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Pipeline Business has not retained control.

(b)	Financial liabilities

The Pipeline Business, at initial recognition, classifies financial liabilities as financial liabilities subsequently measured at amortised cost.

The financial liabilities of the Pipeline Business are mainly financial liabilities measured at amortised cost, including bills payable, accounts payable, other payables and loans. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Pipeline Business derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)	Determination of fair value

If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Pipeline Business adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(9)	Impairment of other non-financial long-term assets

Except the impairment described in Note 3(3) and Note 3(8), the impairment of other non-financial long-term assets will be treated as following:

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets:

–	Fixed Assets

–	Construction in progress

–	Right-of-use assets

–	Intangible assets

–	Long-term equity investment

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Pipeline Business to be Disposed primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(10)	Employee benefits

Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a)	Short term compensation

Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Pipeline Business during an accounting period the Pipeline Business shall recognise the short term compensation actually incurred as a liability and charge to the cost of an asset or to profit or loss in the same period, and nonmonetary benefits are valued with the fair value.

(b)	Post-employment benefits

The Pipeline Business classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Pipeline Business only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DC plan. In this reporting period, the post-employment benefits of the Pipeline Business primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees of the Pipeline Business participate in the social insurance system established and managed by local labor and social security department. the Pipeline Business makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees’ retire, the local labor and social security department has obligations to pay them the basic pension.

When an employee has rendered service to the Pipeline Business during an accounting period, the Pipeline Business shall recognise the accrued amount according to the above social security provisions as a liability and charge to the cost of an asset or to profit or loss in the same period.

(c)	Termination benefits

When the Pipeline Business terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Pipeline Business has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Pipeline Business is not allowed to withdraw from termination plan or redundancy offer unilaterally.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(11)	Revenue recognition

Revenue arises in the course of the ordinary activities of the Pipeline Business, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Pipeline Business provides natural gas transmission services. Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant services. To determine whether a customer obtains control of a service, the Pipeline Business shall consider indicators of the following:

•	the Pipeline Business has a present right to payment for the asset;

•	the Pipeline Business has transferred the risk and rewards of the ownership of the service to the customer;

•	the customer has accepted the service etc.

The revenue is recognised when the natural gas transmission service is completed.

(12)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Pipeline Business to be Disposed receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Pipeline Business to be Disposed will comply with all attached conditions. The government grants of monetary assets is accounted as the received or receivable amount.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(13)	Borrowing costs

Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets in the capitalisable period.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(14)	Research and development costs

Research costs and development costs that cannot meet the capitalisation criteria are recognised in profit or loss when incurred.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONT’D)

(15)	Principal accounting estimates

There is no other significant accounting estimates except inventory impairment in Note 3(3), depreciation in Note 3(5), amortisation of intangible assets in Note 3(7) and impairment of other non-financial long-term assets in Note 3(8), 3(9).

4	TAXATION

(1)	The taxes that are applicable to the Pipeline Business and relate to sales of goods and rendering of services include value-added tax (“VAT”) and others.

Category	Tax base

VAT
Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform jointly issued by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs (Cai Shui Haiguan [2019] No. 39), from 1 April 2019, the output VAT rates applicable to Pipeline Business are 13% for the sales of goods and 9% for taxable services respectively. The difference between output VAT and deductible input VAT is VAT payable. Pursuant to the Circular on Adjustment of Tax Rate of Value Added Tax (Cai Shui [2018] No. 32) jointly issued by the Ministry of Finance and the State Taxation Administration, applicable rates for revenue from sales of goods and taxable services were 16% and 10% respectively from 1 May 2018 to 1 April 2019. In addition, the Pipeline Business to be Disposed is also subject to VAT at the rate of 6%.

(2)	Income tax

The statutory income tax rates applicable to the Pipeline Business are 15% and 25%.

Pursuant to the Notice on Issues of Enterprise Income Tax in Implementation of the Catalogue of Encouraged Industries in Western China (SAT Announcement [2015] No. 14) issued by the State Taxation Administration, the enterprises, which are set up in Western China and whose principal business is the new encouraged industry included in the Catalogue of Encouraged Industries in Western China and revenue from main operations for the year accounts for over 70% of total revenue, are entitled to a preferential enterprise income tax rate of 15% since 1 October 2014.

Sinopec Chongqing Gas Pipeline Co., Ltd. and Sinopec Guangxi Gas Pipeline Co., Ltd., which are included in the Pipeline Business to be Disposed, are subject to the above preferential tax policy.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

5	CASH AT BANK AND ON HAND

31 December 2019

Cash at bank	52,647,274.33

6	ACCOUNTS RECEIVABLE

Accounts receivable analysed by nature as follows:

31 December 2019

Account receivables from related parties	214,377,642.95
Others	182,640,315.18
Total	397,017,958.13

7	ADVANCES TO SUPPLIERS

As at 31 December 2019, advances to suppliers for the Pipeline Business mainly included prepayments for fuel and power.

8	OTHER RECEIVABLES

Other receivables analysed by nature as follows:

31 December 2019

Deposits with Sinopec	1,203,900,000.00
Others	12,595,193.36
Total	1,216,495,193.36

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

9	INVENTORIES

31 December 2019

Pipeline fills (Note 2(8))	185,985,483.28
Spare parts	39,697,409.42
Sub-total	225,682,892.70
Less: Provision for diminution in the value of inventories	–
Total	225,682,892.70

10	OTHER NON-CURRENT ASSETS

31 December 2019

Input VAT to be deducted	355,988,938.12

11	LONG-TERM EQUITY INVESTMENTS

31 December 2019

Investment in associates	25,429,591,627.63

The basic information of the key associates are as follows:

Name of entity	Principal place of business	Place of registration	Registered capital	Shareholding	Nature of business

Sinopec Sichuan-East China Gas Pipeline Co., Ltd.	PRC	Hubei	RMB200 million	50.00%	Natural gas pipeline transmission

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

12	FIXED ASSETS

	Plants and buildings	Pipeline and relevant equipment	Office equipment and others	Total

Cost
Balance at 31 December 2018	1,387,777,140.28	17,663,301,616.25	62,570,941.46	19,113,649,697.99
Addition for the year	–	–	148,700.00	148,700.00
Transfer from construction in progress	313,626,646.57	5,363,616,931.60	16,350,294.02	5,693,593,872.19
Decrease in the year	(86,845,196.29)	(684,565.58)	(605,182.95)	(88,134,944.82)
Reclassification	(209,117.76)	1,044,665.16	(835,547.40)	–
Balance at 31 December 2019	1,614,349,472.80	23,027,278,647.43	77,629,205.13	24,719,257,325.36
Less: Accumulated depreciation
Balance at 31 December 2018	560,501,585.54	1,500,971,161.47	18,619,536.21	2,080,092,283.22
Addition for the year	39,037,402.69	852,803,355.81	7,904,321.28	899,745,079.78
Reclassification	(19,475.16)	215,659.50	(196,184.34)	–
Decrease in the year	(3,909,400.59)	–	(98,383.99)	(4,007,784.58)
Balance at 31 December 2019	595,610,112.48	2,353,990,176.78	26,229,289.16	2,975,829,578.42

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

12	FIXED ASSETS (CONT’D)

	Plants and buildings	Pipeline and relevant equipment	Office equipment and others	Total

Less: Provision for impairment losses
Balance at 31 December 2018	164,876,385.82	23,357,567.61	–	188,233,953.43
Addition for the year	998,901.66	1,570,655.02	–	2,569,556.68
Balance at 31 December 2019	165,875,287.48	24,928,222.63	–	190,803,510.11
Net book value
Balance at 31 December 2019	852,864,072.84	20,648,360,248.02	51,399,915.97	21,552,624,236.83

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

13	CONSTRUCTION IN PROGRESS

31 December 2019

Construction in progress	13,648,388,769.67
Engineering materials	10,231,293.77
Total	13,658,620,063.44
The changes of construction in progress are as follows: Balance at 31 December 2018	7,910,076,651.35
Increase in the year	11,451,878,291.49
Transfer to fixed assets	(5,693,593,872.19)
Other decreases	(19,972,300.98)
Balance at 31 December 2019	13,648,388,769.67

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

13	CONSTRUCTION IN PROGRESS (CONT’D)

Significant changes in construction in progress of the Pipeline Business in 2019 are set out in the table below:

Name of project	Balance at 31 December 2018	Increase in the year	Transfer to fixed assets	Other decreases	Balance at 31 December 2019

Wen 23 gas storage phase I and pilot project	3,374,089,333.57	8,780,195,673.41	(477,705.05)	–	12,153,807,301.93
Guangxi LNG Project – Beihai section	4,402,243.99	206,414,023.53	(29,846,927.94)	–	180,969,339.58
Tianjin LNG Project	1,777,565,488.01	107,298,136.59	(1,469,971,210.41)	–	414,892,414.19
Guangxi LNG Project – Guangxi section	259,520,776.73	130,270,817.31	(176,376,697.98)	(18,549,000.00)	194,865,896.06
Erdos – Anping – Cangzhou Gas Transmission Pipeline Project	1,849,764,372.88	1,671,868,023.82	(3,104,755,012.36)	–	416,877,384.34
Nanchuan – Fuling Gas Transmission Pipeline Project	408,255,187.94	269,703,662.24	(677,958,850.18)	–	–
Fuling Baitao – Shizhu Wangchang Gas Transmission Pipeline Pressurization and Extension Project	186,352,278.77	24,997,310.63	(211,349,589.40)	–	–

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

14	INTANGIBLE ASSETS

	Land use rights	Software and others	Total

Cost
Balance at 31 December 2018	375,903,814.14	23,138,646.14	399,042,460.28
Increase in the year	19,972,300.97	–	19,972,300.97
Balance at 31 December 2019	395,876,115.11	23,138,646.14	419,014,761.25
Less: Accumulated amortization
Balance at 31 December 2018	18,252,219.72	1,555,317.85	19,807,537.57
Increase in the year	7,845,227.72	456,790.01	8,302,017.73
Balance at 31 December 2019	26,097,447.44	2,012,107.86	28,109,555.30
Net book value
Balance at 31 December 2019	369,778,667.67	21,126,538.28	390,905,205.95

15	OTHER NON-CURRENT ASSETS

31 December 2019

Advances for projects	28,813,843.11
Input VAT to be deducted	2,293,456,127.79
Total	2,322,269,970.90

16	SHORT-TERM LOANS

31 December 2019

Unsecured borrowings	4,410,000,000.00

As at 31 December 2019, the weighted average annual interest rate of short-term borrowings was 3.92%-4.35%.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

17	BILLS PAYABLE

31 December 2019

Bank acceptance notes	21,500,000.00

The above balance represented current portion of notes payable.

18	ACCOUNTS PAYABLE

As at 31 December 2019, the Pipeline Business did not have individually significant accounts payable with ageing over one year.

19	TAXES PAYABLE

31 December 2019

Enterprise income tax payable	18,412,438.99
Individual income tax payable	1,237,143.82
Others	1,017,333.82
Total	20,666,916.63

20	OTHER PAYABLES

31 December 2019

Borrowings from related parties	4,330,682,881.53
Payables for construction projects	2,418,145,658.71
Others	217,626,309.85
Total	6,966,454,850.09

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

21	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

	Notes	31 December 2019

Current portion of long-term borrowings	22	209,001,948.60
Current portion of lease liabilities	27(2)	4,660,455.24
Total		213,662,403.84

22	LONG-TERM LOANS

31 December 2019

Unsecured borrowings	17,997,150,286.56
Less: Current portion of long-term borrowings	(209,001,948.60)
Total	17,788,148,337.96

As at 31 December 2019, the weighted average annual interest rate of long-term borrowings was 4.25%-4.66%.

23	OPERATING INCOME

2019

Revenue from main operations	3,069,937,103.15
Revenue from other operations	14,019,502.96
Total	3,083,956,606.11

The operating revenue in 2019 is the revenue generated from main business in the natural gas pipeline transmission services.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

24	FINANCIAL EXPENSES

2019

Interest expenses	756,301,941.21
Interest expenses on lease liabilities	189,274.71
Less: Capitalised interest expenses	(80,848,279.36)
Net interest expenses	675,642,936.56
Interest income	(6,381,443.75)
Others	121,282.85
Total	669,382,775.66

25	INVESTMENT INCOME

2019

Investment income from equity investments accounted for under equity method	1,321,594,304.17

26	EXPENSES BY NATURE

The operating costs, general and administrative expenses and research and development expenses in the income statement are listed as follows by nature:

2019

Depreciation and amortisation	914,488,624.82
Fuel and power costs	110,975,314.07
Technical service fees	109,959,341.80
Staff costs	99,647,828.18
Repair expenses	67,063,335.79
External service expenses	65,368,987.60
Work safety funds	36,065,028.18
Materials consumed	23,364,232.50
Rental expenses	16,746,881.65
Other expenses	79,347,222.81
Total	1,523,026,797.40

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

27	LEASES

Leases with Natural Gas Co. as the lessee.

(1)	Right-of-use assets

	Lands	Buildings	Total

Cost
Balance at 1 January 2019	52,037,963.17	11,600,670.04	63,638,633.21
Increase in the year	–	3,727,198.91	3,727,198.91
Decrease in the year	(1,643,393.03)	(712,716.06)	(2,356,109.09)

Balance at 31 December 2019	50,394,570.14	14,615,152.89	65,009,723.03

Less: Accumulated depreciation
Balance at 1 January 2019	–	–	–
Increase in the current year	1,665,062.21	8,996,637.52	10,661,699.73

Balance at 31 December 2019	1,665,062.21	8,996,637.52	10,661,699.73

Carrying amount
Balance at 31 December 2019	48,729,507.93	5,618,515.37	54,348,023.30

The amount of depreciation charged to construction in progress in 2019 was RMB1,665,062.21.

(2)	Lease liabilities

31 December 2019

Long-term lease liabilities	55,480,068.91
Less: Current portion of lease liabilities	(4,660,455.24)

Total	50,819,613.67

(3)	Short-term leases or low-value leases

The Pipeline Business still held buildings under leases with a term of no more than one year. These leases were short-term leases or low-value leases and an election was made not to recognise these right-of-use assets and lease liabilities.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

28	ASSET-LIABILITY RATIO

As at 31 December 2019, the asset-liability ratio of the Pipeline Business was as follows:

31 December 2019

Asset-Liability ratio	45.24%

29	CONTINGENCIES

(a)	Pending litigation

On 16 July 2018, the Sinopec Sichuan-East China Gas Pipeline Co., Ltd received the indictment of Xuanhan County Binfeng Mining Co., Ltd. concerning the infringement dispute of Lijiashan. The case is currently going through the first hearing by the Higher People’s Court of Sichuan Province. The claimed amount and judicial appraisal results are controversial. The court’s first-instance judgement has not been issued. Based on the current situation, it is not possible to make an accurate estimate of the future compensation for the Pipeline Business to be Disposed.

(b)	Defective titles on certain assets

Certain of the land and real estate recorded in account of the Pipeline Business are without the land use right or property ownership certificates. Some of the land right holder is inconsistent with the name of the company. The Company undertakes that it owns the property rights of the above-mentioned land and properties, and bears corresponding legal responsibilities. In the future, related fees may be incurred for processing the property ownership rights certificates, and management is unable to reasonably estimate the amount of expenses that may be incurred in the future.

(c)	Matters concerning safety hazards and environmental protection

Under current operation of pipeline transmission, management believes that there is no liability that is probable to be incurred that will have a material adverse impact on the financial position and operating results of the Pipeline Business. However, there are some uncertainties in the liabilities with respect to safety hazards and environmental protection during the operation of long-distance pipelines, which affect the ability of management to estimate the future costs of various measures. These uncertainties include: (i) government planning, requirements on environmental protection and safety, and the nature and extent of safety hazards or contamination at each site, including but not limited to the locations of pipelines; (ii) scope of repair or governance measures required; (iii) different costs arising from optional remedial strategies; (iv) changes in environmental remediation requirements; and (v) search for new remedial sites. Management is unable to reasonably estimate the amount to be incurred in future due to the unknown degree of possible contamination and the unknown timing and scope of remediations required.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

30	EVENTS AFTER THE BALANCE SHEET DATE

After the outbreak of Coronavirus Disease 2019 (“COVID-19”) in early 2020, a series of precautionary and control measures have been and continued to be implemented across China. The Company will pay close attention to the development of COVID-19, and evaluate its impacts on the financial position and operating results.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

SINOPEC YU JI PIPELINE COMPANY LIMITED

PIPELINE BUSINESS TO BE DISPOSED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019

[English translation for reference only. Should there be any inconsistency between the English and Chinese version, the Chinese version shall prevail.]

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

Auditor’s Report

PwC ZT Te Shen Zi (2020) No. 2845
(Page 1 of 3)

To the Board of Directors of Sinomart KTS Development Limited

OPINION

What we have audited

We have audited the financial statements of the proposed sale related to natural gas pipelines and ancillary facilities (hereinafter “Pipelines Business”) of Sinopec Yu Ji Pipeline Company Limited (hereinafter “Yuji Pipeline Company”), which comprise:

•	the balance sheet as at 31 December 2019;

•	the income statement for the year then ended; and

•	notes to the financial statements.

Our opinion

In our opinion, the accompanying financial statements are prepared, in all material respects, in accordance with the basis of preparation stated in Note 2 to the financial statements.

BASIS FOR OPINION

We conducted our audit in accordance with China Standards on Auditing (“CSAs”). Our responsibilities under those standards are further described in the Auditor ‘s Responsibilities for the Audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Yuji Pipeline Company in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants (“CICPA Code”), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

BASIS OF PREPARATION AND RESTRICTION TO DISTRIBUTION AND USE

We draw the attention of users of the financial statements to the description of the basis of preparation in Note 2 to the financial statements. The management of Sinomart KTS Development Limited (hereinafter “Sinomart Development”) has prepared the financial statements in fulfilment of disclosure requirements in respect of the sale of the Pipeline Business to the China Oil and Gas Pipeline Network Corporation (the “Transaction”). Therefore, the financial statements are not intended for any other use. This report is only issued to the Board of Directors of Sinomart Development for the purpose of the Transaction in relation to the above-mentioned disclosure requirements and shall not be used for any other purpose. We expressly do not assume any responsibility toward or accept any liability to any other party for the contents of the report. This paragraph would not affect our opinion issued.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

PwC ZT Te Shen Zi (2020) No. 2845
(Page 2 of 3)

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE FINANCIAL STATEMENTS

The management of Yuji Pipeline Company is responsible for the preparation of these financial statements in accordance with the basis of preparation stated in Note 2 to the financial statements, including using the going concern basis of accounting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Those charged with governance are responsible for overseeing Yuji Pipeline Company’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor ‘s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Obtain audit evidence and conclude on the appropriateness of management’s use of the going concern basis of accounting.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

PwC ZT Te Shen Zi (2020) No. 2845 (Page 3 of 3)

•	Evaluate the overall presentation (including the disclosures), structure and content of the financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA
Yuen Kwok Sun

Shanghai, the People’s Republic of China	Signing CPA
23 July 2020		Xu Xia

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

BALANCE SHEET
AS AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)

ASSETS	Notes	At 31 December 2019

Current assets
Cash at bank and on hand	5	86,085,328.23
Accounts receivable	6	82,488,619.47
Advances to suppliers	7	5,511,518.19
Other receivables	8	4,184,513.77
Inventories	9	58,564,810.39
Other current assets	10	4,177,859.52

Total current assets		241,012,649.57

Non-current assets
Fixed assets	11	3,548,855,680.42
Construction in progress	12	253,081,994.73
Right-of-use assets		58,426.49
Deferred tax assets		289,647.98

Total non-current assets		3,802,285,749.62

TOTAL ASSETS		4,043,298,399.19

The accompanying notes to the financial statements on pages 4 to 22 form an integral part of the financial statements.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

LIABILITIES AND NET ASSETS	Notes	At 31 December 2019

Current liabilities
Accounts payables	13	110,321,047.60
Taxes payable	14	3,865,804.12
Other payables	15	47,068,850.23
Contract liabilities	16	5,439,594.20
Non-current liabilities due within one year	17	1,620,069,965.28

Total current liabilities		1,786,765,261.43

Non-current liabilities
Deferred income	18	2,037,495.00

Total non-current liabilities		2,037,495.00

Total liabilities		1,788,802,756.43

Net assets		2,254,495,642.76

TOTAL LIABILITIES AND NET ASSETS		4,043,298,399.19

Wang Chunfu	You Yongjian	Wang Mingzhu
Legal representative	Principal in charge of accounting	Head of accounting department

The accompanying notes to the financial statements on pages 4 to 22 form an integral part of the financial statements.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)

	Notes	2019

Operating income	19	737,826,332.85

Less: Operating costs	22	401,123,866.44
Taxes and surcharges	20	6,266,807.36
General and administrative expenses	22	57,950,937.62
Financial expenses	21	73,028,287.53
Including: Interest expenses		74,950,168.47
Interest income		(1,944,304.68)
Add: Other income	23	31,446,413.30
Impairment losses		(326,678.84)

Operating profit		230,576,168.36
Total profit		230,576,168.36
Less: Income tax expense		57,675,292.66

Net profit		172,900,875.70

Classification by going concern
Continuous operating net profit		172,900,875.70

Total comprehensive income

Attributable to equity owners of Company		172,900,875.70

Wang Chunfu	You Yongjian	Wang Mingzhu
Legal representative	Principal in charge of accounting	Head of accounting department

The accompanying notes to the financial statements on pages 4 to 22 form an integral part of the financial statements.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)

1	GENERAL INFORMATION ABOUT SINOPEC YU JI PIPELINE COMPANY LIMITED AND THE PIPELINE TRANSACTION

Sinopec Yu ji Pipeline Company Limited (the “Company” or “Yuji Pipeline Company”) is a limited liability company established in Jinan, Shandong Province, headquartered in Jinan, Shandong. The parent company is Sinomart KTS Development Limited (the “Sinomart Development”), and the ultimate holding company is China Petroleum & Chemical Corporation (the “Sinopec Group”).

The Company is mainly engaged in the construction and operation of natural gas pipelines, the maintenance of natural gas pipelines and related technical consultation and technical services.

According to the “Agreement on Cash Payment to Purchase Equity of Yuji Company (the “transaction”) signed by Yuji Pipeline Company and China Oil and Gas Pipeline Network Corporation (the “PipeChina”), after splitting the assets, liabilities and businesses that are not in the scope of transaction,Sinomart Development proposed to transfer 100% of its shares in Yuji Pipeline Company to PipeChina. The scope of this transaction is the assets and liabilities related to Yuji Pipeline Company’s natural gas transmission pipelines held by Yuji Pipeline Company (the “Pipeline Business to be Disposed” or “Pipeline Business”).

In accordance with the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, management of Yuji Pipeline Company prepared the financial statements in order to reflect the financial position and results of the operations of the above-mentioned the Pipeline Business to be Disposed and approved for issuance on 23 July 2020.

The financial statements are prepared for the purpose of publicly disclosing financial information in the transaction related to the sale of equity of Yuji Pipeline Company to the National Pipelines Network Company by Sinomart Development, and is not applicable to other purposes.

2	BASIS OF FINANCIAL STATEMENT PREPARATION

The management of Yuji Pipeline Company prepares the financial statements based on the historical financial data of the Pipeline Business to be Disposed and in accordance with significant accounting policies and accounting estimates described in Note 3. the Pipeline Business to be Disposed is deemed as an independent reporting entity since the beginning of the reporting period of the financial statements. The reporting entity of the financial statements is not a true independent legal entity, and therefore the financial statements do not reflect the true financial position and financial performance of the Pipeline Business to be Disposed as a true independent legal entity during the reporting period or in the future.

The financial statements are prepared in accordance with the following basis of preparation

(1)
The financial statements include the balance sheet of the Pipeline Business to be Disposed as at 31 December 2019, the income statement for the year ended 31 December 2019, and the notes to the corresponding significant statement items. Comparatives are not stated.

(2)
In the financial statements, the amount of revenue from the Pipeline Business to be Disposed is determined based on the pipeline involved and corresponding charging standards; the costs and expenses directly attributable to the Pipeline Business to be Disposed are directly included in the financial statements, while indirect costs and expenses are included in the financial statements after being allocated in a reasonable method.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

2	BASIS OF FINANCIAL STATEMENT PREPARATION (CONTINUED)

(3)
The financial statements mainly include pipeline transmission assets directly related to the Pipeline Business to be Disposed (including natural gas trunk lines,), right-of-use assets and pipeline network business related claims and debts, special loans borrowed for the construction projects related to the above-mentioned pipeline transmission assets, as well as tax assets and liabilities related to the taxpayers involved in the Pipeline Business to be Disposed.

(4)
When preparing this financial statement, the taxable income is adjusted based on the total profit in the financial statements of the Pipeline Business to be Disposed, and the income tax is calculated at the income tax rate applicable to the taxpayer where the Pipeline Business to be Disposed.

(5)	On December 31,2019, the amount of net current liabilities of the Pipeline Business to be Disposed is RMB1,545,752,611.86. The financial statements are prepared on the basis of going concern.

(6)
In the financial statements, the pipeline fill in the amount of RMB47,229,040.37 is recorded at the original book value of all relevant gas entities and included under inventories with the corresponding amount under accounts payable.

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES

(1)	Accounting Period

The accounting year of this financial statement is from 1 January to 31 December.

(2)	Functional Currency

The functional currency of the Pipeline Business is Renminbi. The presentational currency of the financial statements is Renminbi.

(3)	Inventory

Inventories are initially measured at cost. The cost includes the cost of purchase and other expenditures incurred in bringing the inventories to their present location and condition.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated cost necessary to make the sale and relevant taxes.

The inventories of the Pipeline Business are recorded by perpetual method.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONTINUED)

(4)	Fixed assets and construction in progress

Fixed assets represent the tangible assets held by the Pipeline Business using in rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(7)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(7)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(10)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal and contractual obligations, the costs of dismantling and removing the items and restoring the site on which the related assets are located are included in the initial cost of related assets.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Pipeline Business in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Pipeline Business terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONTINUED)

(4)	Fixed assets and construction in progress (Continued)

The cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Useful life	Residual value

Plants and buildings	15-30 years	3%
Pipelines and ancillary facilities	4-30 years	3%
Office and other equipments	4-20 years	3%

Useful lives, residual values and depreciation methods are reviewed by the Pipeline Business at least each year end.

(5)	Leases

A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

The Pipeline Business recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the Pipeline Business is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the Pipeline Business exercising that option, etc. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in non-current liabilities due within one year.

Right-of-use assets of the Pipeline Business mainly comprise land and buildings. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Pipeline Business depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

Payments associated with short-term leases with lease terms within 12 months and leases for which the underlying assets are individually of low value when it is new are recognised on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONTINUED)

(6)	Financial instruments

Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Pipeline Business recognises a financial asset or a financial liability when it enters into and becomes a party to the underlining contract of the financial instrument.

(a)	Financial assets

(i)	Classification and measurement

The Pipeline Business classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognized amount. However, accounts receivable or bills receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Pipeline Business.

The debt instruments held by the Pipeline Business refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer.

Debt instruments measured at amortized cost:

The business model for managing such financial assets by the Pipeline Business to are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method. Such financial assets include cash at bank and on hand and receivables.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONTINUED)

(6)	Financial instruments (Continued)

(ii)	Impairment

The Pipeline Business recognises a loss allowance for expected credit losses on financial assets measured at amortised cost.

The Pipeline Business measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

On each balance sheet date, the expected credit losses of financial instruments at different stages are measured separately for the Pipeline Business. If the credit risk of a financial instrument has not increased significantly since its initial recognition, it is in the first stage, and the loss provision of the financial instrument shall be measured based on the expected credit loss in the next 12 months; If the credit risk of a financial instrument has increased significantly since its initial recognition but no credit impairment has occurred, it is in the second stage, and the loss provision of the financial instrument shall be measured based on the expected credit loss for the entire duration of the instrument; If a financial instrument has been credit-impaired since its initial recognition, it is in the third stage, and the loss provision of the financial instrument shall be measured based on the expected credit loss for the entire duration of the instrument.

For financial instruments with lower credit risk, the Pipeline Business assumes that the credit risk has not increased significantly since the initial confirmation, and the loss provision of the financial instrument is measured at an amount equivalent to expected credit losses in the next 12 months.

For financial instruments in the first and second stages and with lower credit risk, the interest income is calculated based on the book balance and the actual interest rate without deduction of impairment provisions. For financial instruments in the third stage, the interest income is calculated based on the amortized cost and the actual interest rate after the book balance minus the provision for impairment.

For notes receivable and accounts receivable, regardless of whether there are significant financing components, the group measures the loss reserves according to the amount of expected credit loss in the whole duration.

The expected credit loss will be discounted by the effective interest and will be recognised by the loss allowance accrued or written back in profit or loss.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONTINUED)

(6)	Financial instruments (Continued)

(iii)	Derecognition

The Pipeline Business derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Pipeline Business transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial assets have been transferred and the Pipeline Business neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Pipeline Business has not retained control.

(b)	Financial liabilities

Financial liabilities are classified as financial liabilities measured at amortised cost at initial recognition.

The financial liabilities of the Pipeline Business are mainly financial liabilities measured at amortised cost, including accounts payable, other payables, loans, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Pipeline Business derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)	Determination of the fair value of financial instruments

If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Pipeline Business adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONTINUED

(7)	Impairment of other non-financial long term assets

Except the impairment described in Note 3 (3) and Note 3 (6), the impairment of other non-financial long-term assets will be treated as following:

–	Fixed assets

–	Construction in progress

–	Right-of-use asset

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Pipeline Business primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

The estimate of the recoverable amount shows that if the recoverable amount of the asset is lower than its book value, the book value of the asset will be written down to the recoverable amount. The reduced amount is recognized as an asset impairment loss, which is included in the current profit and loss, and is also included provision for corresponding asset impairment.

Impairment losses for assets are not reversed.

(8)	Revenue recognition

Revenue arises in the course of the ordinary activities of the Pipeline Business, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONTINUED)

(8)	Revenue recognition (Continued)

The Pipeline Business provides crude oil, natural gas transportation services. Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant services.

The revenue is recognised when the natural gas transmission is completed.

(9)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Pipeline Business receives from the government, excluding capital injection by the government as an investor.

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Pipeline Business to be Disposed will comply with all attached conditions. The government grants of monetary assets is accounted as the received or receivable amount.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(10)	Borrowing costs

Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets in the capitalisable period.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(11)	The principal accounting estimates

Except for the accounting estimates related to the depreciation of fixed assets contained in Note 3(4) and the accounting estimates involved in impairment of various assets contained in Notes 3(3), 3(6) and 3(7), there are no other significant accounting estimates.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

4	TAXATION

(1)	Taxes related to sales of products and rendering of services that are applicable to Pipeline Business to be Disposed is value-added tax.

Category	Tax base

Value-added tax (“VAT”)
Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform jointly issued by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs (Cai Shui Haiguan [2019] No. 39), from 1 April 2019, the output VAT rates applicable to the Pipeline Business are 13% for the sales of goods and 9% for taxable services respectively. The difference between output VAT and deductible input VAT is VAT payable. Pursuant to the Circular on Adjustment of Tax Rate of Value Added Tax (Cai Shui [2018] No. 32) jointly issued by the Ministry of Finance and the State Taxation Administration, applicable rates for revenue from sales of goods and taxable services were 16% and 10%. In addition, the Pipeline Business to be Disposed is also subject to VAT at the rate of 6%.

(2)	Income tax

The statutory income tax rate applicable to the Pipeline Business is 25%.

5	CASH AT BANK AND ON HAND

31 December 2019

Cash at bank	86,085,328.23

6	ACCOUNTS RECEIVABLE

Accounts receivable analysed by nature as follows:

31 December 2019

Pipeline transmission receivable	82,488,619.47

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

7	ADVANCES TO SUPPLIERS

As at 31 December 2019, advances to suppliers of the Pipeline Business mainly included prepayments for fuel and power.

8	OTHER RECEIVABLES

Other receivables analysed by nature as follows:

31 December 2019

Deposits with Sinopec Group	3,880,200.00
Others	330,000.00
4,210,200.00
Less: Provision for bad debts	25,686.23

Total	4,184,513.77

9	INVENTORIES

31 December 2019

Pipeline fills (Note 2(6))	47,229,040.37
Spare parts	11,335,770.02
Sub-total	58,564,810.39

Less: Provision for diminution in the value of inventories	–

Total	58,564,810.39

10	OTHER CURRENT ASSETS

31 December 2019

Input VAT	4,177,859.52

Less: Provision for impairment	–

Total	4,177,859.52

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

11	FIXED ASSETS

	Plants and buildings	Pipelines and relevant facilities	Office equipment and other equipment	Total

Cost
Balance at 31 December 2018	95,908,775.03	5,663,074,601.07	106,869,541.33	5,865,852,917.43
Transfer from construction in progress	–	–	1,025,104.30	1,025,104.30
Decrease in the year	–	(1,959,457.34)	–	(1,959,457.34)

Balance at 31 December 2019	95,908,775.03	5,661,115,143.73	107,894,645.63	5,864,918,564.39

Less: Accumulated depreciation
Balance at 31 December 2018	45,809,007.78	1,985,910,818.28	61,045,911.22	2,092,765,737.28
Additions for the year	4,901,601.75	203,491,123.79	15,372,291.59	223,765,017.13
Decrease in the year	–	(799,760.06)	–	(799,760.06)

Balance at 31 December 2019	50,710,609.53	2,188,602,182.01	76,418,202.81	2,315,730,994.35

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

11	FIXED ASSETS (CONTINUED)

	Plants and buildings	Pipelines and relevant facilities	Office equipment and other equipment	Total

Less: Provision for impairment losses
Balance at 31 December 2018	–	–	–	–
Additions for the year	–	227,909.04	103,980.58	331,889.62

Balance at 31 December 2019	–	227,909.04	103,980.58	331,889.62

Net book value
Balance at 31 December 2019	45,198,165.50	3,472,285,052.68	31,372,462.24	3,548,855,680.42

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

12          CONSTRUCTION IN PROGRESS

Cost
31 December 2018	235,802,592.92
Increase in the year	18,304,506.11
Transfers to fixed assets	(1,025,104.30)

31 December 2019	253,081,994.73

Significant changes in construction in progress of the Pipeline Business in 2019 are set out in the table below:

Project name	31 December 2018	Increase in the current year	31 December 2019

Yulin Jinan gas pipeline pressurization project	233,613,985.54	9,978,587.57	243,592,573.11
Capacity expansion and reconstruction project of Anyang gas transmission station of Yu Ji pipeline	999,909.11	6,844,559.22	7,844,468.33
Transformation project of manual valve chamber in Yuji line	735,250.00	909,703.29	1,644,953.29

13	ACCOUNTS PAYABLE

As at 31 December 2019, the Pipeline Business to be Disposed had no individually significant accounts payable with ageing over one year.

14	TAXES PAYABLE

31 December 2019

VAT payable	–
Enterprise income tax payable	3,321,431.81
Others	544,372.31

Total	3,865,804.12

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

15	OTHER PAYABLES
31 December 2019

Borrowings from related parties	23,971,727.97
Interest payable	2,201,625.00
Project expenses	19,996,337.18
Deposit payable and margin	899,160.08

Total	47,068,850.23

16	CONTRACT LIABILITIES

31 December 2019

Pre-collected pipeline transmission fee	5,439,594.20

The contract liabilities mainly relate to advances collected in the contract for the sales of natural gas and the provision of pipeline transmission services of the Pipeline Business. The advances are collected when the contract is signed, and the related income of the contract will be recognised after the Pipeline Business to be Disposed has fulfilled the performance obligations.

17	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

31 December 2019

Current portion of long-term borrowings	1,620,000,000.00
Current portion of lease liabilities	69,965.28

Total	1,620,069,965.28

18	DEFERRED INCOME

31 December 2019

Government grants
– Related to assets	2,037,495.00

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

19	OPERATING INCOME

2019

Revenue from main operations	737,826,332.85

20	TAXES AND SURCHARGES

2019

Urban maintenance and construction tax	3,299,395.47
Education surcharge	1,414,026.63
Local education surcharge	942,684.42
Others	610,700.84

Total	6,266,807.36

21	FINANCIAL EXPENSES

2019
Interest expenses	74,942,431.03
Interest expenses on lease liabilities	7,737.44

Net interest expenses	74,950,168.47
Interest income	(1,944,304.68)
Others	22,423.74

Total	73,028,287.53

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

22	EXPENSE BY NATURE

The operating costs, general and administrative expenses in the income statement are listed as follows by nature:

2019

Depreciation and amortisation	223,993,552.26
Outsourcing expense	89,359,097.41
Power cost	52,062,517.23
Work safety funds	12,696,464.51
Rental expenses	1,332,945.92
Repair expenses	44,670,752.51
Other expenses	34,959,474.22

Total	459,074,804.06

23	OTHER INCOME

2019

VAT refund upon collection	31,370,950.52
Others	75,462.78

Total	31,446,413.30

24	ASSET-LIABILITY RATIO

As at 31 December 2019, the asset-liability ratio of the Pipeline Business was as follows:

31 December 2019

Asset-liability ratio	44.24%

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

25	CONTINGENCIES

(1)	Defects of property rights

(1)	Defective titles on certain assets

Certain of the land and real estate recorded in account of the Pipeline Business are without the land use right or property ownership certificates. Some of the land right holder is inconsistent with the name of the company. The company undertakes that it owns the property rights of the above-mentioned land and properties, and bears corresponding legal responsibilities. In the future, related fees may be incurred for processing the property ownership rights certificates, and management is unable to reasonably estimate the amount of expenses that may be incurred in the future.

(2)	Matters with respect to safety hazards and environmental protection

Under current operation of pipeline transmission, management of the Pipeline Business to be Disposed believes that there is no liability that is probable to incur and will have material adverse impact on the financial position and operating results of the Pipeline Business to be Disposed. However, there are some uncertainties in the liabilities with respect to safety hazards and environmental protection during the operation of long-distance pipelines, which affect the ability of management of the Pipeline Business to be Disposed to estimate the final costs of various measures. Those uncertainties include: (i) government planning, requirements on environmental protection and safety, and the nature and extent of safety hazards or contamination at each site, including but not limited to the locations of pipelines; (ii) scope of repair or governance measures required; (iii) different costs arising from optional remedial strategies; (iv) changes in environmental remediation requirements; and (v) search for new remedial sites. Management is unable to estimate the accurate amount to be incurred in the future due to the unknown degree of possible contamination and the unknown timing and scope of remediations required.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

26	EVENTS AFTER THE BALANCE SHEET DATE

After the outbreak of Coronavirus Disease 2019 (“COVID-19 outbreak”) in early 2020, a series of precautionary and control measures have been and continued to be implemented across China. It has certain impacts on the Pipeline Business to be Disposed, but the specific amount can not be estimated so far. The Company will pay close attention to the development of COVID-19 and evaluate its impacts on the financial position and operating results of the Pipeline Business.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

SINOPEC MARKETING CO., LIMITED

PIPELINE BUSINESS TO BE DISPOSED
COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019

[English translation for reference only. Should there be any inconsistency between the English and Chinese version, the Chinese version shall prevail.]

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

Auditor’s Report

PwC ZT Te Shen Zi (2020) No. 2848
(Page 1 of 3)

To the Board of Directors of Sinopec Marketing Co., Limited,

OPINION

What we have audited

We have audited the combined financial statements of the proposed sale related to refined oil products pipelines (hereinafter “Pipelines Business”) of Sinopec Marketing Co., Limited (hereinafter “Marketing Co.”), which comprise:

•	the balance sheet as at 31 December 2019;

•	the income statement for the year then ended; and

•	notes to the combined financial statements.

Our opinion

In our opinion, the accompanying combined financial statements are prepared, in all material respects, in accordance with the basis of preparation stated in Note 2 to the combined financial statements.

BASIS FOR OPINION

We conducted our audit in accordance with China Standards on Auditing (“CSAs”). Our responsibilities under those standards are further described in the Auditor ‘s Responsibilities for the Audit of the Combined Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Marketing Co. in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants (“CICPA Code”), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

BASIS OF PREPARATION AND RESTRICTION TO DISTRIBUTION AND USE

We draw the attention of users of the combined financial statements to the description of the basis of preparation in Note 2 to the combined financial statements. The management of Marketing Co. has prepared the combined financial statements in fulfilment of disclosure requirements in respect of the sale of the Pipeline Business to the China Oil and Gas Pipeline Network Corporation (the “Transaction”). Therefore, the combined financial statements are not intended for any other use. This report is only issued to the Board of Directors of Marketing Co. for the purpose of the Transaction in relation to the above-mentioned disclosure requirements and shall not be used for any other purpose. We expressly do not assume any responsibility toward or accept any liability to any other party for the contents of the report. This paragraph would not affect our opinion issued.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

PwC ZT Te Shen Zi (2020) No. 2848
(Page 2 of 3)

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE COMBINED FINANCIAL STATEMENTS

The management of Marketing Co. is responsible for the preparation of these combined financial statements in accordance with the basis of preparation stated in Note 2 to the combined financial statements, including using the going concern basis of accounting, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Those charged with governance are responsible for overseeing Marketing Co.’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE COMBINED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor ‘s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Obtain audit evidence and conclude on the appropriateness of management’s use of the going concern basis of accounting.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

PwC ZT Te Shen Zi (2020) No. 2848
(Page 3 of 3)

•	Evaluate the overall presentation (including the disclosures), structure and content of the combined financial statements.

•
Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the pipelines network business to express an opinion on the combined financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA
Yuen Kwok Sun

Shanghai, the People’s Republic of China	Signing CPA
23 July 2020		Xu Xia

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

BALANCE SHEET
AS AT 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)

ASSETS	Notes	At 31 December 2019

Current assets
Advances to suppliers	4	45,359,957.46
Other receivables	5	27,429,373.83
Inventories	6	6,702,246,316.03

Total current assets		6,775,035,647.32

Non-current assets
Fixed assets	7	22,022,134,896.72
Construction in progress	8	3,306,364,461.30
Right-of-use assets	13(1)	14,954,208.40
Intangible assets	9	88,993,296.46
Other non-current assets		1,979,169.00

Total non-current assets		25,434,426,031.88

TOTAL ASSETS		32,209,461,679.20

The accompanying notes to the financial statements on pages 4 to 23 form an integral part of the combined financial statements

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

LIABILITIES AND NET ASSETS	Notes	At 31 December 2019

Current liabilities
Accounts payables	10	6,640,475,309.50
Other payables	11	2,295,187,550.20
Current portion of non-current liabilities		501,730.07

Total current liabilities		8,936,164,589.77

Non-current liabilities
Lease liabilities	13(2)	14,607,149.30

Total non-current liabilities		14,607,149.30

Total liabilities		8,950,771,739.07

Net assets		23,258,689,940.13

TOTAL LIABILITIES AND NET ASSETS		32,209,461,679.20

Zhao Rifeng	Shen Hui	Zhu Ying
Legal representative	Principal in charge of accounting	Head of accounting department

The accompanying notes to the financial statements on pages 4 to 23 form an integral part of the combined financial statements

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)

	Notes	2019

Operating costs	12	3,191,161,540.18
Taxes and surcharges		2,698,306.90
General and administrative expenses	12	282,590,217.03
Financial expenses		820,186.24
Including: Interest expenses		795,346.61
Interest income		(6,104.65)
Other income		(51,267.83)
Asset impairment losses		42,141,212.62
Losses on disposal of assets		(430.97)

Operating loss		3,519,359,764.17
Non-operating income		(95,079.65)

Total loss		3,519,264,684.52

Net loss		3,519,264,684.52

Classification by going concern:
Continuous operating net loss		3,519,264,684.52

Total comprehensive loss		3,519,264,684.52

Zhao Rifeng	Shen Hui	Zhu Ying
Legal representative	Principal in charge of accounting	Head of accounting department

The accompanying notes to the financial statements on pages 4 to 23 form an integral part of the combined financial statements

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

NOTES TO THE COMBINED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2019
(All amounts in RMB Yuan unless otherwise stated)

1	GENERAL INFORMATION ABOUT SINOPEC MARKETING CO., LIMITED AND THE PIPELINE TRANSACTION

Sinopec Marketing Co.,Limited (“Sinopec Marketing”) is a stock corporation established by integrated change of Sinopec Sales Limited Company. Sinopec Sales Limited Company is a limited liability company established on August 28, 2000 after restructuring, approved by “Approval of Agreement to Reform and Establish Sinopec Sales Limited Company and Branches” (Sinopec [2000] Issue No. 153) issued by China Petroleum & Chemical Corporation (the “Sinopec Corp.”). On December 31, 1999, Sinopec Corp. invested in Sinopec Sales Limited Company with assets and liabilities related to the core business with Sinopec Sales Company.

On April 1, 2014, Sinopec Corp. signed a restructuring agreement with Sinopec Sales Limited Company, which integrates Sinopec’s oil sales business based on the platform of Sinopec Sales Limited Company. Sinopec Corp. injects its oil sales business and related assets, together with the liabilities, to Sinopec Sales Limited Company, and also transfers personnel associated with the business of oil sales.

On December 27th, 2018, Sinopec Sales Limited Company integrated change from limited company to stock corporation, and change company name to Sinopec Marketing Co., Limited, based on board of directors’ resolution made on July 5th 2018, and the sponsorship agreement signed on December 16th, 2018.

Sinopec Marketing is a Chinese-foreign equity joint ventures found in Beijing. It mainly engaged in wholesales and retails of gasoline, kerosene, diesel, fuel oil and other refined oil products and non-oil products. Sinopec Corp. is the parent company of Sinopec Marketing, whose ultimate holding company is China Petrochemical Corporation Limited (“Sinopec Group”).

According to the “Agreement on the Cash Payment to Purchase Assets” signed by Sinopec Marketing and China Oil & Gas Pipeline Network Corporation (“PipeChina”), Sinopec Marketing intends to transfer its assets related to refined oil pipelines to PipeChina after striping out the assets and liabilities out of transaction scope, including all refined oil related assets and liabilities belong to South China Branch of Sinopec Marketing (“South China Branch”), North China Branch of Sinopec Marketing, Central China Branch of Sinopec Marketing, East China Branch of Sinopec Marketing, Fujian Branch of Sinopec Marketing and Zhejiang Branch of Sinopec Marketing (Zhejiang Branch). (collectively referred to “Pipeline Network Business to be Disposed” or “Pipeline Business”).

In accordance with the relevant Rules Governing the Listing of Stocks on Shanghai Stock Exchange for the public disclosure of financial information, the management of Sinopec Marketing prepared these combined financial statements in order to reflect the financial position and results of the Pipeline Business to be disposed and approved it for issuance on 23 July 2020. The combined financial statements is for the purpose of the aforementioned disclosure requirements of the Shanghai Stock Exchange in respect of the Pipeline Business to be disposed and shall not be used for any other purposes.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

2	BASIS OF PREPARATION

Management of Sinopec Marketing prepares the combined financial statements based on the historical financial data of the entities involved in the Pipeline Network Business to be Disposed and in accordance with significant accounting policies and accounting estimates described in Note 3. The Pipeline Network Business to be Disposed is deemed as an independent reporting entity since the beginning of the reporting period of the combined financial statements. The reporting entity of the combined financial statements is not a true independent legal entity, and therefore the combined financial statements do not reflect the true financial position and financial performance of the Pipeline Network Business to be Disposed as a true independent legal entity during the reporting period or in the future.

The combined financial statements are prepared in accordance with the following basis of preparation:

(1)
The combined financial statements include the combined balance sheet of the Pipeline Network Business to be Disposed as at 31 December 2019, the combined income statement for the year ended 31 December 2019, and the notes to the corresponding significant statement items. Comparatives financial statement are not stated.

(2)
In the combined financial statements, the amount of revenue from the Pipeline Network Business to be Disposed is not accounted for separately in the historical period, so the combined financial statements exclude revenue. The costs and expenses directly attributable to the Pipeline Network Business to be Disposed are directly included in the combined financial statements, while indirect costs and expenses are included in the combined financial statements after being allocated in a reasonable method.

(3)
The combined financial statements mainly include the refined oil pipeline assets directly related to the Pipeline Network Business to be Disposed (including the refined oil pipeline and its ancillary facilities, oil depots, separable oil transportation production facilities of independent stations and non independent stations, cushion gas, etc.), right-of-use assets and the creditor ‘s rights and debts related to the Pipeline Network Business to be Disposed.

(4)
All significant balances, transactions and unrealised profits among the entities involved in the Pipeline Network Business to be Disposed are eliminated in the preparation of the combined financial statements.

(5)
As at 31 December 2019, the amount of the net current liabilities of the Pipeline Network Business to be Disposed was RMB2,161,128,942.45. The combined financial statements are prepared using the going concern basis.

(6)
In the combined financial statements, the pipeline fill in the amount of RMB6,633,700,000.00, is recorded at the original book value of all relevant oil entities and included under inventory with the corresponding amount in accounts payable.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES

(1)	Accounting Period

The accounting year is from 1 January to 31 December.

(2)	Functional Currency

The functional currency of the subsidiaries contributed of the combined financial statements are Renminbi. The presentational currency of the combined financial statements are Renminbi.

(3)	Inventory

Inventories are initially measured at cost. The cost includes the cost of purchase and other expenditures incurred in bringing the inventories to their present location and condition.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs necessary to make the sale and relevant taxes.

The inventories of Pipeline Network Business to be Disposed are recorded by perpetual method.

(4)	Fixed assets and construction in progress

Fixed assets represent the tangible assets held by the Pipeline Business using in rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(8)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(8)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs, and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Pipeline Business in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONTINUED)

(4)	Fixed assets and construction in progress (Continued)

The Pipeline Business terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

The cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value

Plants and buildings	15-30 years	3%
Pipelines and ancillary facilities	4-30 years	3%
Office and other equipments	4-20 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(5)          Leases

A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

The Pipeline Business recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the Pipeline Business is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the Pipeline Business exercising that option, etc. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in noncurrent liabilities due within one year.

Right-of-use assets of the Pipeline Business mainly comprise land, plants and buildings. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Pipeline Business depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

Payments associated with short-term leases with lease terms within 12 months and leases for which the underlying assets are individually of low value when it is new are recognised on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONTINUED)

(6)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(8)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Pipeline Business.

The useful life of intangible assets:

Estimated useful life

Land use rights	20-50 years
Software and others	10-30 years

Useful lives and amortisation methods are reviewed by the Pipeline Business at least each year end.

(7)	Financial instruments

Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Pipeline Business recognises a financial asset or a financial liability when it enters into and becomes a party to the underlining contract of the financial instrument.

(a)	Financial assets

(i)	Classification and measurement

The Pipeline Business classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONTINUED)

(7)	Financial instruments (Continued)

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognized amount. However, accounts receivable or bills receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Pipeline Business.

Debt instruments

The debt instruments held by the Pipeline Business refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer, and are measured at amortised cost.

Measured at the amortised cost:

The business model for managing such financial assets by the Pipeline Business are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method. The financial assets include cash at bank and on hand and receivables.

(ii)	Impairment

The Pipeline Business recognises a loss allowance for expected credit losses on financial assets measured at amortised cost and receivables financing measured at fair value through other comprehensive income.

The Pipeline Business measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

The Pipeline Business measures the expected credit losses of financial instruments on different stages at each balance sheet date. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Pipeline Business measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses.

For financial instruments that have low credit risk at the balance sheet date, the Pipeline Business assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month expected credit losses.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONTINUED)

(7)	Financial instruments (Continued)

For financial instruments on the first stage and the second stage, and that have low credit risk, the Pipeline Business calculates interest income according to carrying amount without deducting the impairment allowance and effective interest rate. For financial instruments on the third stage, interest income is calculated according to the carrying amount minus amortised cost after the provision of impairment allowance and effective interest rate.

The expected credit loss will be discounted by the effective interest and will be recognised by the loss allowance accrued or written back in profit or loss.

(iii)	Derecognition

The Pipeline Business derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Pipeline Business transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial assets have been transferred and the Pipeline Business neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Pipeline Business has not retained control.

(b)	Financial liabilities

The Pipeline Business, at initial recognition, classifies financial liabilities as financial liabilities subsequently measured at amortised cost.

The financial liabilities of the Pipeline Business are mainly financial liabilities measured at amortised cost, including accounts payable, other payables, loans etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Pipeline Business derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)	Determination of fair value

If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Pipeline Business adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONTINUED)

(8)	Impairment of other non-financial long-term assets

Except the impairment described in Note 3(3) and Note 3(7), the impairment of other non-financial long-term assets will be treated as following:

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets:

–	Fixed assets

–	Construction in progress

–	Right-of-use assets

–	Intangible assets

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Pipeline Business primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss.

Impairment losses for assets are not reversed.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONTINUED)

(9)	Employee benefits

Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a)	Short term compensation

Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Pipeline Business during an accounting period the Pipeline Business shall recognise the short term compensation actually incurred as a liability and charge to the cost of an asset or to profit or loss in the same period, and nonmonetary benefits are valued with the fair value.

(b)	Post-employment benefits

The Pipeline Business classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Pipeline Business only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DC plan. In this reporting period, the post-employment benefits of the Pipeline Business primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees the Pipeline Business participate in the social insurance system established and managed by local labor and social security department. the Pipeline Business makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension.

When an employee has rendered service to the Pipeline Business during an accounting period, the Pipeline Business shall recognise the accrued amount according to the above social security provisions as a liability and charge to the cost of an asset or to profit or loss in the same period.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

3	SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL ACCOUNTING ESTIMATES (CONTINUED)

(9)	Employee benefits (Continued)

(c)	Termination benefits

When the Pipeline Business terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Pipeline Business has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Pipeline Business is not allowed to withdraw from termination plan or redundancy offer unilaterally.

(10)	The principal accounting estimates

There is not other accounting estimates except the provision for dimunition in the value of inventories in Note 3(3), depreciation of fixed assets in Note 3(4), amortisation of intangible assets in Note 3(6) and impairment of other non-financial long-term assets in Note 3(7), 3(8).

4	ADVANCES TO SUPPLIERS

As at 31 December 2019, advances to suppliers mainly include prepayments for fuel and power.

5	OTHER RECEIVABLES

(1)	Presented by nature

At 31 December 2019

Deposits	21,676,374.25
Reserve fund	1,600,403.00
Others	4,214,509.99
Less: Provision for bad debts	(61,913.41)

Total	27,429,373.83

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

6	INVENTORIES

At 31 December 2019

Pipeline fill (Note 2(6))	6,633,700,000.00
Spare parts	68,546,316.03

Sub-total	6,702,246,316.03

Less: Provision for diminution in the value of inventories	–

Total	6,702,246,316.03

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

7	FIXED ASSETS

	Plants and buildings	Pipelines and ancillary facilities	Office and other equipments	Total
Cost
Balance at 31 December 2018	416,680,745.36	30,252,498,137.11	2,500,699,696.29	33,169,878,578.76
Additions for the year	14,444,153.29	267,403,897.08	4,822,520.88	286,670,571.25
Transfer from construction in progress	4,776,062.77	696,186,993.21	311,168,659.97	1,012,131,715.95
Reclassification	–	(43,648,146.81)	43,648,146.81	–
Decrease in the year	(1,604,827.26)	(12,041,708.82)	(5,594,064.56)	(19,240,600.64)

Balance at 31 December 2019	434,296,134.16	31,160,399,171.77	2,854,744,959.39	34,449,440,265.32

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

7	FIXED ASSETS (CONTINUED)

	Plants and buildings	Pipelines and ancillary facilities	Office and other equipments	Total

Less: Accumulated depreciation
Balance at 31 December 2018	163,159,748.10	9,571,362,416.11	973,176,335.32	10,707,698,499.53
Additions for the year	19,538,853.84	1,503,324,805.41	198,477,707.75	1,721,341,367.00
Reclassification	–	(5,832,594.74)	5,832,594.74	–
Increase in the year	(77,834.12)	(3,877,261.85)	(2,280,156.04)	(6,235,252.01)

Balance at 31 December 2019	182,620,767.82	11,064,977,364.93	1,175,206,481.77	12,422,804,614.52

Less: Provision for impairment
Balance at 31 December 2018	66,823.14	2,256,073.58	134,716.84	2,457,613.56
Additions for the year	–	459,050.73	3,048,487.91	3,507,538.64
Decrease in the year	–	(1,450,113.87)	(14,284.25)	(1,464,398.12)

Balance at 31 December 2019	66,823.14	1,265,010.44	3,168,920.50	4,500,754.08

Net book value
Balance at 31 December 2019	251,608,543.20	20,094,156,796.40	1,676,369,557.12	22,022,134,896.72

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

8	CONSTRUCTION IN PROGRESS

Cost
Balance at 31 December 2018	3,351,145,214.20
Additions for the year	1,005,984,637.03
Transfers to fixed assets	(1,012,131,715.95)

Balance at 31 December 2019	3,344,998,135.28

Less: Provision for impairment losses
Balance at 31 December 2018	-
Additions for the year	38,633,673.98

Balance at 31 December 2019	38,633,673.98

Net book value
Balance at 31 December 2019	3,306,364,461.30

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

8	CONSTRUCTION IN PROGRESS (CONTINUED)

Significant changes in construction in progress of the Pipeline Business in 2019 are set out in the table below:

Name of projects	31 December 2018	Increase in the year	Transfers to fixed assets	Transfers to intangible assets	Impairment		31 December 2019

Pearl River Delta refined oil pipeline project phase II	1,149,890,071.22	–	(75,904,280.20)	–	(38,633,673.98	)1,035,352,117.04
Zhanjiang-Lianjiang refined oil product pipeline project	464,103,849.38	391,500,100.26	–	–	–		855,603,949.64
Beihai Shankou refined oil pipeline project phase II	195,360,898.48	116,607,879.73	–	–	–		311,968,778.21
Jiangsu-North Jiangsu refined oil pipeline project	174,027,245.74	13,999,121.72	–	–	–		188,026,367.46
Yuxi-Funing pipeline project	110,430,524.89	4,138,426.39	–	–	–		114,568,951.28
East China branch-Zhejiang pipeline intelligent management system	14,540,000.00	37,060,000.00	–	–	–		51,600,000.00
Changshang-Chenzhou refined oil pipeline project	32,034,935.25	3,360,462.62	–	–	–		35,395,397.87
Ningbo Beilun pipeline reconstruction project of Zhejiang refined oil pipeline	26,000,000.00	5,000,000.00	–	–	–		31,000,000.00
Fujian Branch-intelligent pipeline management system	26,087,086.27	2,530,000.00	–	–	–		28,617,086.27
Guiyang emergency maintenance center construction project	–	27,000,000.00	–	–	–		27,000,000.00
Jingmen Xiangyang refined oil pipeline project	242,366,812.36	39,998,363.16	(282,286,506.71)	–	–		78,668.81
Hefei-Liuan refined oil pipeline project	158,649,699.59	29,992,239.37	(188,490,912.41)	–	–		151,026.55
South China Branch-intelligent pipeline management system	–	7,400,000.00	–	–	–		7,400,000.00
Zhejiang refined oil pipeline project – Yongshao Jinqu pipeline phase II	16,465,787.35	–	(3,463,424.12)	–	–		13,002,363.23
North China branch-intelligent pipeline management system	67,123,226.03	–	(53,120,000.00)	–	–		14,003,226.03

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

9	INTANGIBLE ASSETS

	Land use rights	Software and Others	Total

Cost
Balance at 31 December 2018	76,431,740.31	35,680,990.87	112,112,731.18
Increase in the year	–	2,765,713.05	2,765,713.05

Balance at 31 December 2019	76,431,740.31	38,446,703.92	114,878,444.23

Less: Accumulated amortization
Balance at 31 December 2018	14,543,992.74	7,202,109.06	21,746,101.80
Increase in the year	1,890,292.75	2,248,753.22	4,139,045.97

Balance at 31 December 2019	16,434,285.49	9,450,862.28	25,885,147.77

Net book value
Balance at 31 December 2019	59,997,454.82	28,995,841.64	88,993,296.46

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

10	ACCOUNTS PAYABLE

As at 31 December 2019, the accounts payable of Pipeline Business mainly include the daily operation of pipeline maintenance and inspection fees, pipeline fill fee, and no individually significant accounts payable with ageing over one year.

11	OTHER PAYABLES

As at 31 December 2019, the other accounts mainly comprise engineering accounts payable.

12	EXPENSES BY NATURE

The operating costs, general and administrative expenses in the income statement are listed as follows by nature:

2019

Depreciation and amortisation	1,731,940,689.69
Staff costs	578,944,290.16
Fuel and power cost	324,642,916.24
Repair expenses	212,129,099.97
Pipeline operation safety prevention fee	202,778,915.73
Work safety funds	68,703,893.02
Low value and short term rental costs	26,044,268.11
Purchased materials	21,332,797.01
Travelling expenses	31,905,374.47
Other expenses	275,329,512.81

Total	3,473,751,757.21

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

13	LEASES

As the lessee for the Pipeline Network Business to be Disposed.

(1)	Right-of-use assets

	Land and buildings	Office equipment and others	Total

Cost
Balance at 1 January 2019	2,634,268.32	6,420,073.19	9,054,341.51
Increase in the year	3,288,943.84	9,092,369.08	12,381,312.92
Decrease in the year	(38,370.29)	-	(38,370.29)

Balance at 31 December 2019	5,884,841.87	15,512,442.27	21,397,284.14

Less: Accumulated depreciation
Balance at 1 January 2019	–	–	–
Increase in the year	2,271,125.60	4,189,151.12	6,460,276.72
Decrease in the year	(17,200.98)	–	(17,200.98)

Balance at 31 December 2019	2,253,924.62	4,189,151.12	6,443,075.74

Carrying amount
Balance at 31 December 2019	3,630,917.25	11,323,291.15	14,954,208.40

(2)	Lease liabilities

31 December 2019

Long-term lease liabilities	15,108,879.37
Less: Current portion of lease liabilities	(501,730.07)

Total	14,607,149.30

(3)	Short-term leases or low-value leases

The Pipeline Business still held buildings under leases with a term of no more than one year. These leases were short-term leases or low-value leases and elected not to recognise right-of-use assets and lease liabilities.

APPENDIX V	FINANCIAL INFORMATION OF THE GROUP

14	ASSET-LIABILITY RATIO
As at 31 December 2019, the asset-liability ratio of the Pipeline Business was as follows:
At 31 December 2019

Asset liability ratio	27.79%
15	CONTINGENCIES
(1)	Defective titles on certain assets
Certain of the land and real estate recorded in account of the Pipeline Business are without the land use right or property ownership certificates. Some of the land right holder is inconsistent with the name of the company. Sinopec Marketing undertakes that it owns the property rights of the above-mentioned land and properties, and bears corresponding legal responsibilities. In the future, related fees may be incurred for processing the property ownership rights certificates, and management is unable to reasonably estimate the amount of expenses that may be incurred in the future.
(2)	Matters concerning safety hazards and environmental protection
Under current operation of pipeline transmission, management of the Pipeline Network Business to be Disposed believes that there is no liability that is probable to incur and will have material adverse impact on the financial position and operating results of the Pipeline Network Business to be Disposed. However, there are some uncertainties in the liabilities with respect to safety hazards and environmental protection during the operation of long-distance pipelines, which affect the ability of management of the Pipeline Network Business to be Disposed to estimate the final costs of various measures. Those uncertainties include: (i) government planning, requirements on environmental protection and safety, and the nature and extent of safety hazards or contamination at each site, including but not limited to the locations of pipelines; (ii) scope of repair or governance measures required; (iii) different costs arising from optional remedial strategies; (iv) changes in environmental remediation requirements; and (v) search for new remedial sites. Management is unable to estimate the accurate amount to be incurred in the future due to the unknown degree of possible contamination and the unknown timing and scope of remediations required.
(3)	Pipeline Line Change
The south section of Chongqi-Qijiang refined oil pipeline project of South China Branch (currently operating normally) conflicts with Chongqing’s “Six Vertical Line” project. The South China Branch has promised to change the pipeline, and the government has promised to compensate. At present, both sides are in negotiation on the compensation amount, and the management of South China Branch is still unable to accurately estimate the possible expenses or compensation amount for future pipeline route change.

APPENDIX IV	AUDITED FINANCIAL STATEMENTS ON TARGET ASSETS

16	EVENTS AFTER THE BALANCE SHEET DATE
After the outbreak of Coronavirus Disease 2019 (“COVID-19”) in early 2020, a series of precautionary and control measures have been and continued to be implemented across China. The company will pay close attention to the development of COVID-19, and evaluate the impacts on the financial position and operating results of the Pipeline Business.

APPENDIX V	FINANCIAL INFORMATION OF THE GROUP

FINANCIAL INFORMATION OF THE GROUP
The audited consolidated financial statements of the Group for the three years ended 31 December 2017, 2018 and 2019 are disclosed in the following documents which have been published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk) and the website of the Company (www.sinopec.com/listco), and can be accessed by the direct hyperlinks below:
(1) annual report of the Company for the year ended 31 December 2017 published on 25 March 2018:
https://www1.hkexnews.hk/listedco/listconews/sehk/2018/0325/ltn20180325075.pdf
(2) annual report of the Company for the year ended 31 December 2018 published on 24 March 2019:
https://www1.hkexnews.hk/listedco/listconews/sehk/2019/0324/ltn20190324039.pdf
(3) annual report of the Company for the year ended 31 December 2019 published on 23 April 2020:
https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0423/2020042301513.pdf
INDEBTEDNESS STATEMENT
As at 30 June 2020, which is the latest practicable date for this indebtedness statement, our total indebtedness is as follows:
At 30 June 2020
RMB million
Non-current
Long-term debts	95,545
Loans from Sinopec Group Company and fellow subsidiaries	18,564
Lease liabilities	175,818
Other long-term liabilities	2,754

Subtotal non-current indebtedness	292,681

Current
Short-term debts	53,179
Loans from Sinopec Group Company and fellow subsidiaries	67,774
Lease liabilities	15,585

Subtotal current indebtedness	136,538

Total	429,219

APPENDIX V	FINANCIAL INFORMATION OF THE GROUP

The maturity dates of our indebtedness are indicated as follows:
At 30 June 2020
RMB million

Within one year	136,538
One to two years	20,602
Two to five years	101,300
More than five years	170,779

Total	429,219
Borrowings
As of 30 June 2020, the Group’s borrowings from bank and financial institutions amounted to approximately RMB171,750 million, of which approximately RMB96,955 million was due within one year, and RMB473 million was collateralized or guaranteed debt. The corporate bonds amounted to approximately RMB63,312 million, of which approximately RMB23,998 million were due within one year.
Lease liabilities
As of 30 June 2020, the Group had lease liabilities of approximately RMB191,403 million, of which RMB15,585 million was due within one year. The lease liabilities due within one year was mainly related to the lease of land for production and operation.
Contingent liabilities
As of 30 June 2020, the guarantees by the Group in respect of facilities granted to the parties below are as follows:
At 30 June 2020
RMB million

Joint ventures	6,745
Associates(i)	9,126

Total	15,871

APPENDIX V	FINANCIAL INFORMATION OF THE GROUP

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognises any such losses under guarantees when those losses are reliably estimable. At 30 June 2020, the Group estimates that there is no need to pay for the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under these guarantee arrangements.
Note:
(i)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”) by banks amount to RMB17,050 million. As of 30 June 2020, the amount withdrawn by Zhongtian Synergetic Energy and guaranteed by the Group was RMB9,126 million

Environmental contingencies
Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required clean up efforts, (iii) varying costs of alternative remediation strategies, (iv)changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.
The Group paid normal routine pollutant discharge fees of approximately RMB3,605 million in the consolidated financial statements for the six-month period ended 30 June 2020.
Legal contingencies
The Group is defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.
Save as aforementioned or as otherwise disclosed herein, and apart from intra-group liabilities within the Group and normal trade and other payables in the normal course of business, at the end of 30 June 2020, the Group did not have any other outstanding borrowings, loan capital issued and outstanding or agreed to be issued, bank overdrafts, debt securities, loans or other similar indebtedness, liabilities under acceptances (other than normal trade bills), acceptance credits, debentures, mortgages, charges, finance leases, hire purchase commitments, guarantees or other material contingent liabilities.

APPENDIX V	FINANCIAL INFORMATION OF THE GROUP

WORKING CAPITAL
The Directors are of the opinion that, in the absence of unforeseeable circumstances and taking into account the Group’s business prospects, internal resources, available credit facilities and the delivery, the Group has sufficient working capital for its present requirements for at least the next 12 months from the date of this circular.
BUSINESS PROSPECTS OF THE GROUP
The Group is a large scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations. The Group is a large scaled oil and gas producer in China; in respect of refining capacity, it ranks first in China; equipped with a well-developed refined oil products sales network, the Group is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Group rank first in China, and has a well-established marketing network for chemical products.
The integrated business structure of the Group carries strong advantages in synergy among its various business segments, enabling the Group to continuously tap onto potentials in attaining an efficient and comprehensive utilisation of its resources, and endowed the Group with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.
The Group enjoys a favourable positioning with its operations located close to the consumer markets. Along with the growth in the Chinese economy, the refined oil products and chemical products business of the Group have been developing steadily; through continuous and specialised marketing efforts, the Group’s capability in international operations and market expansion has been further enhanced.
The Group owns a team of professionals and expertise engaged in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Group applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favourable operational cost advantage in its downstream businesses. The Group has formulated a well-established technology system and mechanism, and owns competent teams specialised in R&D covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil and gas, refining, petrochemicals and strategic emerging technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Group enjoys a strong technical strength.
The Group always attaches great importance to fulfilling social responsibilities, and carries out the green and low carbon development strategy to pursue a sustainable development. Moreover, the Group enjoys an outstanding “Sinopec” brand name, plays an important role in the national economy and is a renowned and reputable company in China.
Looking forward, though the international political and economic uncertainty may increase, China’s long-term solid economic fundamentals will remain unchanged. The Group will place more importance on value-oriented growth, technology innovation, green and low carbon development, openness and cooperation, with an objective to achieve sustainable development. Upon the completion of the Transactions, the Group will further focus on its core business, endeavor to realise a

APPENDIX V	FINANCIAL INFORMATION OF THE GROUP

development landscape with energy resources as the backbone, clean energy and synthetic materials as two development wings, and new energy, new economies, and new fields as important growth points, and facilitate transformation and development, thereby enhancing the overall value of the Group.

APPENDIX VI	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT
This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Group. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.
2.	DISCLOSURE OF INTERESTS
(a)	Interests and short positions of Directors, chief executives and Supervisors in shares of the Company
As of the Latest Practicable Date, the interests and short positions of the Directors, Supervisors and chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), were as follows:
			Approximately percentage of shareholding
Name	Capacity/Nature of interests	Number of shares held in long positions	Percentage of total issued share capital of the Company	Percentage of underlying share class
Ling Yiqun	Beneficial owner	13,000 A Shares	0.00001%	0.00001%
Li Defang	Interest of spouse	40,000 A Shares	0.00004%	0.00003%

Save as disclosed above and to the best of Directors’ knowledge, as of the Latest Practicable Date, none of the Directors, Supervisors and chief executives of the Company had any other interests or short positions in any shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

APPENDIX VI	GENERAL INFORMATION

(b)	Interests and short positions of substantial shareholders and other persons in shares, underlying shares and securities of the Company
As of the Latest Practicable Date, to the best of Directors’ knowledge, the interests and short positions of the following persons (other than Directors or chief executives of the Company) in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or fall to be disclosed under the provisions in Divisions 2 and 3 of Part XV of the SFO, were as follows:
Name of shareholder	Class of share	Number of Shares held	Capacity	Approximate percentage of total issued share capital of the Company	Approximately percentage of issued share capital of such class of share
China Petrochemical Corporation	A Share	82,709,227,393 (L)	Beneficial owner	68.31% (L)	86.55% (L)
BlackRock, Inc.	H Share	1,542,685,630 (L) 8,775,000 (S)	Interests of corporation controlled by the substantial shareholder	1.27% (L) 0.01% (S)	6.05% (L) 0.03% (S)
Citigroup Inc.	H Share	90,329,063 (L) 33,548,788 (S)	Interests of corporation controlled by the substantial shareholder	0.07% (L) 0.03% (S) 2.25% (L)	0.35% (L) 0.13% (S) 10.67% (L)
		2,723,173,526 (L)	Approved lending agent
GIC Private Limited	H Share	1,769,346,422 (L)	Investment manager	1.46% (L)	6.93% (L)

(L)          “L” denotes long position.

(S)          “S” denotes short position.
Save as disclosed above and to the best of Directors’ knowledge, as of the Latest Practicable Date, no other person had any interests and short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions in Divisions 2 and 3 of Part XV of the SFO.
Save as disclosed below, as of the Latest Practicable Date, no Director or employee of the Company had any interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions in Divisions 2 and 3 of Part XV of the SFO:
(1)	Mr. Zhang Yuzhuo as the Chairman of China Petrochemical Corporation.
(2)	Mr. Ma Yongsheng as the President of China Petrochemical Corporation.

APPENDIX VI	GENERAL INFORMATION

(3)	Mr. Yu Baocai as the Vice President of China Petrochemical Corporation.
(4)	Mr. Liu Hongbin as the Vice President of China Petrochemical Corporation.
(5)	Mr. Ling Yiqun as the Vice President of China Petrochemical Corporation.
(6)	Mr. Li Yong as the Vice President of China Petrochemical Corporation.
3.	INTERESTS OF DIRECTORS IN ASSETS, CONTRACTS OR ARRANGEMENTS OF SIGNIFICANCE TO THE GROUP
As of the Latest Practicable Date, none of the Directors or Supervisors had any interests, whether directly or indirectly, in any assets had been acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2019, being the date of the latest published audited financial statements of the Company.
As of the Latest Practicable Date, none of the Directors or Supervisors had any material interests in any effective contracts or arrangements of significance to the business of the Group.
4.	INTERESTS OF DIRECTORS IN COMPETING BUSINESS
Save as disclosed above, as of the Latest Practicable Date, none of the Directors or their respective close associates had any interests in any business, apart from businesses of the Group, which competed or was likely to compete, with businesses of the Group.
5.	SERVICE CONTRACTS
As at the Latest Practicable Date, none of the Directors or Supervisors had entered into or proposed to be entered into any service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).
6.	MATERIAL CONTRACTS
The following contracts, not being contracts entered into or proposed to be entered into by the Company or any of its subsidiaries during the ordinary course of business, were entered into by the Company within two years immediately preceding the date of this circular and are or may be material:
(1)	The Transaction Agreements and their terms as stipulated in this circular.
(2)
The merger agreement dated 29 April 2020 entered into between Zhongke (Guangdong) Refining and Petrochemical Co., Ltd. (“Zhongke Refining”, a wholly-owned subsidiary of the Company) and Sinopec Zhanjiang Dongxing Petrochemical Company Limited (“Zhanjiang Dongxing”) and the joint venture contract dated 29 April 2020 entered into between the Company and Sinopec Century Bright Capital Investment Limited, pursuant to which Zhongke Refining agreed to absorb and merge Zhanjiang Dongxing.

APPENDIX VI	GENERAL INFORMATION

(3)
The Sinopec-SK Capital Increase Agreement dated 29 April 2019 entered into among the Company, Sinopec Group Asset Management Co., Ltd. (“Sinopec Asset”), SK Global Chemical Co., Ltd. (“SKGC”) and Sinopec-SK (Wuhan) Petrochemical Co., Ltd. (“Sinopec-SK”), pursuant to which the Company contributed the capital increase assets of Sinopec Corp. equivalent to RMB549.0 million to Sinopec-SK; Sinopec Asset contributed the capital increase assets of Sinopec Asset equivalent to RMB1.5022 billion to Sinopec-SK; and SKGC contributed cash in RMB1.1045 billion or equivalent USD to Sinopec-SK.

(4)
The 3-year continuing connected transactions fifth supplemental agreement and the land use rights leasing agreement fourth amendment memo entered into between the Company and China Petrochemical Corporation on 24 August 2018.

7.	LITIGATIONS
As at the Latest Practicable Date, the Company was not involved in any significant litigation, arbitration or claim, and the Directors were not aware of any significant litigation, arbitration or claim will be or being faced by the Company.
8.	QUALIFICATIONS AND CONSENTS OF EXPERTS
The following are the qualifications of the experts who have given opinions or advice contained in this circular:
Name	Qualification

China United Assets Appraisal Group Co., Ltd.	Registered Valuer in the PRC

PricewaterhouseCoopers Zhongtian LLP	Certified Public Accountants

PricewaterhouseCoopers	Certified Public Accountant, Hong Kong

Guotai Junan Capital Limited
A corporation licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to carry out Type 6 (advising on corporate finance) regulated activities, and is a member of Guotai Junan International Holdings Limited (1788.HK) whose members also includes corporations licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities

Morgan Stanley Asia Limited
A corporation licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) for Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities

APPENDIX VI	GENERAL INFORMATION

For the publication of this circular, each of the experts above has given and has not withdrawn its written consent, agreeing to reproduce its report(s)/letter(s) and/or quote its name in the form and meaning printed in this circular.
As at the Latest Practicable Date, none of the experts referred to above has any beneficial interest in the share capital of any member of the Group, nor has any right (whether legally enforceable or not) to subscribe for or nominate others to subscribe for the securities of any member of the Group, and none of them, directly or indirectly, has any interest in any assets acquired, sold or leased or proposed to be acquired, sold or leased by any member of the Group from the date of the latest audited consolidated financial statements of the Company.
9.	NO MATERIAL ADVERSE CHANGE
To the best of Directors’ knowledge, as of the Latest Practicable Date, there was no material adverse change in the financial or trading position of the Group since 31 December 2019, being the date of the latest published audited consolidated financial statements of the Group.
10.	MISCELLANEOUS
(1)	The company secretary of the Company is Mr. Huang Wensheng.
(2)	The registered office and head office of the Company is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC.
(3)	The register of members of H Shares of the Company is Hong Kong Registrars Limited, located at Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.
(4)	Unless otherwise specified, the English version of this circular shall prevail over the Chinese version in case of inconsistency.
11.	DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents will be available for inspection at the registered office of Sinopec Corp. at 12/F, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong during normal business hours on any business day from the date of this circular until the date of EGM (inclusive):
(1)	The Articles of Association of the Company;
(2)	The annual reports of the Company for the two financial years ended 31 December 2018 and 31 December 2019;
(3)	The Chinese version of the summary of the Valuation Reports;
(4)	The Chinese version of the audited financial statements of the Target Assets;

APPENDIX VI	GENERAL INFORMATION

(5)	The letters on profit forecast issued by PwC and Joint Financial Advisers, the text of which is set out in Appendix II and III to this circular;
(6)	The letters of consent as referred to under the section headed “Qualifications and Consents of Experts” in this appendix;
(7)	The material contracts as referred to under the section headed “Material Contracts” in this appendix; and
(8)	This circular.

NOTICE OF EGM

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING
FOR THE YEAR 2020

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting (“EGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) for the year 2020 will be held at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing on Monday, 28 September 2020 at 9:00 a.m. for the following matter:
By way of ordinary resolution:
1.	To consider and approve the resolution in relation to the disposal of oil and gas pipeline and relevant assets.
Details of the resolution of the EGM are included in the circular to be despatched to the holders of H shares and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk).
By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
13 August 2020

NOTICE OF EGM

Notes:
I.	ATTENDEES OF EGM
1.	Eligibility for attending the EGM
Holders of A Shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 28 August 2020 are eligible to attend the EGM. Holders of H Shares who wish to attend the EGM shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (the address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Friday, 28 August 2020.
2.	Proxy
(1)	A member eligible to attend and vote at EGM is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.
(2)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. not less than 24 hours before the designated time for holding the EGM (i.e. before 9:00 a.m. 27 September 2020 Hong Kong time). Holders of A Shares shall deliver the relevant document(s) to Board Secretariat of Sinopec Corp. (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC). Holder(s) of H Shares shall deliver the relevant document(s) to the Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong).

(4)	Shareholders or their proxies may exercise the right to vote by poll.
3.	The Directors, Supervisors and senior management of Sinopec Corp.
4.	Legal counsels engaged by Sinopec Corp.
5.	Others.
II.	REGISTRATION PROCEDURES FOR ATTENDING THE EGM
(1)
A shareholder or his proxy shall produce proof of identity when attending the EGM. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the EGM by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the EGM.

(2)
Holders of H Shares and A Shares intending to attend the EGM should return the reply slip for attending the EGM to Board Secretariat of Sinopec Corp. during hours between 9:00 a.m. and 11:30 a.m., 2:00 p.m. and 4:30 p.m. on every business day on or before Tuesday, 8 September 2020 in person, by post or by fax.

(3)	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Saturday, 29 August 2020 to Monday, 28 September 2020 (both days inclusive).

NOTICE OF EGM

III.	MISCELLANEOUS
(1)	The EGM will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.
(2)
The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is: 166 Lujiazuidong Road, Pudong District, Shanghai.

(3)
The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is: Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. (4)The contacts for the EGM are:

Board Secretariat of Sinopec Corp.
22 Chaoyangmen North Street
Chaoyang District
Beijing 100728
PRC
Att.: Chen Dongdong
Telephone No.: (+86)10-59969671
Facsimile No.: (+86)10-59960386
As of the date of this notice, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Liu Hongbin#, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+.
#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Number of shares related to this proxy form (Note 2)

Proxy Form for the Second Extraordinary General Meeting for the year 2020

I (We)(note 1)

of

being the holder(s) of	H Share(s)(note 2) of RMB1.00 each of China Petroleum

& Chemical Corporation (“Sinopec Corp.” or the “Company”) now appoint of

(I.D. No.:	Tel. No.:	)/the chairman of the (note 3)

meeting as my (our) proxy to attend and vote for me (us) on the following resolution in accordance with the instruction(s) below and on my (our) behalf at the second extraordinary general meeting of Sinopec Corp. for 2020 (“EGM”) to be held at 9:00 a.m. on Monday, 28 September 2020 at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing, China. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion.

EGM
No.	By way of non-cumulative voting	For (note 4)	Against (note 4)
1.	To consider and approve the resolution in relation to the disposal of oil and gas pipeline and relevant assets.

Date:	2020	Signature(s):	(note 5)

Notes:
1.	Please insert full name(s) and address(es) in BLOCK LETTERS.
2.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the EGM provided that such proxies must attend the EGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “Y”“ in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “Y”“ in the appropriate space under “Against”. In the absence of any such indication, the proxy may vote or abstain at his discretion. Pursuant to the articles of association of Sinopec Corp., the shares withheld or abstained from voting will not be counted in the calculation of the vote with voting right.

5.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.	Resolution 1 is an ordinary resolution.
7.
In the case of joint holders of shares, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the EGM in person or by proxy, the vote of the person whose name stands first on the register of members of Sinopec Corp. in respect of such share shall be accepted.

8.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised must be delivered by the holder of H Shares to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the EGM (ie. before 9:00 a.m., 27 September 2020 Hong Kong time). If the original copy of this proxy form is not received by such time, the shareholder can be deemed as having not attended the EGM and the relevant proxy form can be deemed as void.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Reply Slip for the Second Extraordinary General Meeting for the year 2020
I(We)(note 1)
being the holder(s) of H Share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I (we) or my (our) proxy wish to attend the second extraordinary general meeting of Sinopec Corp. for the year 2020 (the “EGM”) to be held at 9:00 a.m. on Monday, 28 September 2020 at Crowne Plaza Beijing Chaoyang U-Town, No. 3 Sanfeng North Area, Chaoyang District, Beijing, PRC.

Shareholder Signature (seal)
ID No. (Business License No.)
Number of shares held
Address

Tel. No.
Date (year/month/day)

Proposed questions list (a separate sheet can be appended)

Notes:

1.	Please insert full name(s) (in Chinese or in English) in BLOCK LETTERS (must match the name in the share register of Sinopec Corp.).

2.
The completed and signed reply slip should be delivered to Board Secretariat of Sinopec Corp. in person, by post or by fax during hours between 9:00 a.m. and 11:30 a.m., and 2:00 p.m. and 4:30 p.m. on every business day on or before Tuesday, 8 September 2020. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Resignation of Senior Vice President

The board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp." or the “Company”) announces that due to change of working arrangement, on 12 August 2020, Mr. Lei Dianwu tendered his resignation to the Board as Senior Vice President of Sinopec Corp.

Mr. Lei Dianwu has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation as Senior Vice President that need to be brought to the attention of shareholders of Sinopec Corp.

Mr. Lei Dianwu is diligent and responsible during his tenure. The Board would like to express its gratitude to him for his hard working and contribution to the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
13 August 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng #, Yu Baocai*, Liu Hongbin#, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: August 14, 2020